UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION PERIOD PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission File Number: 001-33584



DICE HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-3179218** (I.R.S. Employer Identification No.)
1040 Avenue of the Americas, 16th Floor **New York, New York** (Address of principal executive offices)	**10018** (Zip Code)

(212) 725-6550
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

(Former name, former address and former fiscal year—if changed since last report)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☐ **Accelerated filer** ☑ **Non-accelerated filer** ☐ **Smaller Reporting Company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $74,000,000 as of June 30, 2009, the last business day of the registrant's second fiscal quarter of 2009.

As of January 29, 2010, there were 62,501,759 shares of the registrant's common stock ("Common Stock") outstanding, par value of $.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information from certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of December 31, 2009.

Dice Holdings, Inc.

Brian P. Campbell
Vice President, Business and Legal Affairs & General Counsel

Tel: 212 448 6605
Fax: 212 725 9127
email: brianc@dice.com

March 22, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Dice Holdings, Inc. ("DHX")
SEC File No. 001-33584

To Whom It May Concern:

As required by SEC Rule 14a-6, please find enclosed eight definitive copies of our proxy material (together with proxy card) which were filed in connection with our Annual Meeting of Shareholders to be held on April 23, 2010.

Kindly acknowledge receipt and filing of the enclosed by date-stamping the attached copy of this letter and returning it to me in the stamped and addressed envelope that is enclosed.

Thank you for your attention to this matter. If you have any questions regarding this submission, please feel free to contact me at (212) 448-6605.

Very truly yours,



Brian P. Campbell

DICE HOLDINGS, INC.
TABLE OF CONTENTS

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Information contained herein contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to:

- increases in the unemployment rate, cyclicality or downturns in the United States or worldwide economy or the industries we serve, labor shortages, or job shortages;
- competition from existing and future competitors;
- changes in the recruiting and career services business and technologies, and the development of new products and services;
- failure to develop and maintain our reputation and brand recognition;
- failure to increase or maintain the number of customers who purchase recruitment packages;
- failure to attract qualified professionals or grow the number of qualified professionals who use our websites;
- capacity constraints, systems failures or breaches of network security;
- compliance with laws and regulations concerning collection, storage and use of professionals' personal information;
- our indebtedness;
- inability to borrow funds under our credit facility or refinance our debt;
- periods of operating and net losses and history of bankruptcy;
- covenants in our Amended and Restated Credit Facility;
- inability to successfully identify or integrate future acquisitions;
- strain on our resources due to future growth;
- misappropriation or misuse of our intellectual property, claims against us for intellectual property infringement or the failure to enforce our ownership or use of intellectual property;
- control by our principal stockholders;
- compliance with certain corporate governance requirements and costs incurred in connection with being a public company;
- compliance with the continued listing standards of the New York Stock Exchange (the "NYSE");
- failure to maintain internal controls over financial reporting;
- loss of key executives and technical personnel;
- U.S. and foreign government regulation of the Internet and taxation;
- changes in foreign currency exchange rates;
- our foreign operations;
- inability to expand into international markets;
- unfavorable decisions in proceedings related to future tax assessments;
- taxation risks in various jurisdictions for past or future sales; and
- write-offs of goodwill.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and information statements and other material information concerning us are available free of charge on the Investor Relations page of our website at www.diceholdingsinc.com.

PART I.

Item 1. Business

Overview

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a long-term scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job postings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology and engineering professionals, and eFinancialCareers.com, the leading global career website for financial services professionals.

The Dice.com service has operated for 19 years, while eFinancialCareers.com has been in operation for nine years. Through eFinancialCareers, we have been able to extend our operations into financial services and expand our presence internationally into Europe and Asia, and broaden our expertise in content and community features. eFinancialCareers.com operates local websites in 18 markets and five languages for financial services professionals primarily in the United Kingdom, Continental Europe, North America, Middle East, Southeast Asia and Australia. To further our strategic footprint, in June 2009, we acquired AllHealthcareJobs, a leading career website in the United States for healthcare professionals.

We believe that as recruiting activities continue to migrate online and the global workforce becomes increasingly specialized, both professionals and employers are demanding access to industry and occupation-specific online recruiting services and career content. Professionals use our base level services at no cost to manage their careers by posting their resumes and searching our large collections of job opportunities. Employers, recruiters and staffing firms pay us to post jobs and to access our databases of resumes of highly experienced and qualified professionals. The majority of our revenues are derived from customers who purchase our recruitment packages, which are available through monthly or longer-term contractual arrangements and allow customers to both post jobs and search our databases of resumes.

We believe that our long operating history has enabled us to build brand recognition and a critical mass of both customers and professionals, which has given us a distinct competitive advantage in our employment categories. As the breadth and number of job postings and skilled professionals using our websites has grown, the increase of each has fostered the growth of the other, further enhancing the value and scale of our marketplaces.

We operate the following websites, each of which focuses on different career sectors or geographic regions:

- ***Dice.com***, the leading recruiting and career development website for technology and engineering professionals in the United States. During January 2010, Dice.com had over 2.1 million unique visitors, a decrease of nearly 6% since January 2009. As of January 31, 2010, there were approximately 57,000 job postings.
- ***eFinancialCareers.com***, the leading global recruiting and career development websites for financial services professionals, is headquartered in the United Kingdom and serves the financial services industry in various markets around the world. During January 2010, eFinancialCareers.com had approximately 1.2 million unique visitors worldwide, including visitors who came to more than one site in the network during the month. As of January 31, 2010, there were approximately 5,900 job postings.
- ***ClearanceJobs.com***, the leading recruiting and career development website for professionals with active U.S. government security clearance. During January 2010, ClearanceJobs.com had approximately 370,000 unique visitors, an increase of approximately 40% since January 2009, and as of January 31, 2010 had approximately 6,000 job postings.

- ***AllHealthcareJobs.com,*** a leading recruiting and career development website for healthcare professionals. AllHealthcareJobs was acquired in June 2009. During January 2010, AllHealthcareJobs.com had approximately 360,000 unique visitors and as of January 31, 2010 had approximately 28,000 job postings. Monthly unique visitors have increased approximately 72% since acquisition.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States. In 2009, Targeted Job Fairs produced 85 career fairs, at which it hosted a wide range of locally and nationally recognized companies and recruiters, offering them the opportunity to screen and hire highly qualified candidates face-to-face. A typical job fair during 2009 hosted an average of 11 companies and averaged over 500 job seeking professionals. In addition, Targeted Job Fairs coordinates private career fairs for individual companies desiring exclusive access to top quality candidates. We also operate JobsintheMoney.com, a recruiting and career development website for accounting and finance professionals in the United States.

We have experienced significant revenue growth since 2004. We generated revenues from continuing operations of $110.0 million in 2009, up from $32.2 million in 2004, representing a CAGR of 28%, and we grew our operating income and cash flow from operations from $3.6 million and $14.0 million to $26.5 million and $22.8 million, representing a CAGR of 49% and 10%, respectively, over the same period. However, the significant increase in the unemployment rate and general reduction in recruitment activity has negatively impacted our revenues and income during late 2008 and throughout 2009. During the year ended December 31, 2009, we experienced a decline in total revenues of 29% as compared to the same period in 2008. The decline in revenues is a result of reduced need for our services which impacted the number of companies using our primary services. We saw a decline in the number of customers served at Dice.com from approximately 7,600 customers to approximately 5,900 customers during 2009. We have begun to see improvement in recruitment activity during the latter half of 2009, which resulted in revenues in the fourth quarter of 2009 being flat with the third quarter of 2009, but still significantly lower than the fourth quarter of 2008.

Any slowdown in recruitment activity that occurs will negatively impact our revenues and results of operations. Alternatively, a decrease in the unemployment rate or a labor shortage generally means that employers (including our customers) are seeking to hire more individuals, which would generally lead to more job postings and have a positive impact on our revenues and results of operations. Based on historical trends, improvements in labor markets and the need for our services generally lag behind overall economic improvements. Additionally, there has historically been a lag from the time customers begin to increase purchases of our services and the impact to our revenues due to the recognition of revenue occurring over the length of the contract, which can be several months to a year.

Our Company

Through our predecessors, we have been in the technology recruiting and career development business for 19 years. In 1999, the Dice.com service was acquired by Earthweb Inc., an Internet technology content provider, which at the time of the acquisition was a publicly held company with its common stock traded on the NASDAQ National Market. During 2000, Earthweb Inc. (which subsequently changed its name to Dice Inc. ("Dice Inc.") made a strategic decision to focus on technology recruiting and career development and exited the technology content-based business.

From its inception through 2003, Dice Inc. sustained net operating losses and negative cash flows and during that period was primarily dependent upon its ability to raise debt and equity financing through public or private offerings in order to fund its operations. In addition, beginning in 2001, Dice Inc.'s liquidity issues worsened as a result of a decline in the demand for its products and services stemming from the downturn in the general labor market and more specifically in the technology labor market and due to the significant amount of indebtedness Dice Inc. had incurred. As a result, in 2002 Dice Inc. began pursuing discussions with the largest holder of its then outstanding debt securities regarding a pre-packaged Chapter 11 plan of reorganization under the United States Bankruptcy Code.

On February 14, 2003, Dice Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with respect to its pre-packaged plan of reorganization. The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective on June 30, 2003. In accordance with the Joint Plan of Reorganization, Dice Inc.'s pre-bankruptcy debt securities were eliminated in exchange for 95% of the common stock of the reorganized Dice Inc., with the remaining 5% of this common stock issued to the 130 largest holders of Dice Inc.'s pre-bankruptcy capital stock. The Dice Inc. stockholders who were not among the 130 largest holders received a pro rata allocation of $50,000. Under the Joint Plan of Reorganization all of Dice Inc.'s pre-bankruptcy capital stock, options and debt securities were cancelled upon its emergence from bankruptcy and Dice Inc. emerged from bankruptcy as a privately-held company.

In September 2004, Dice Inc. acquired substantially all of the assets of ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. government security clearance, and in January 2005, acquired substantially all of the assets of Targeted Job Fairs, a leading producer and host of career fairs and open houses for technology and security-cleared candidates.

Dice Holdings, Inc. (the "Company" or "DHI") was incorporated on June 28, 2005 by investment funds organized by General Atlantic, LLC (the "General Atlantic Stockholders") and Quadrangle Group LLC (the "Quadrangle Stockholders" and, together with the General Atlantic Stockholders, the "Principal Stockholders"). On August 31, 2005, Dice Holdings, Inc. purchased all of the outstanding common stock of Dice Inc. from its stockholders (the "2005 Acquisition"), and Dice Inc. became its wholly-owned subsidiary. DHI is a holding company and its assets consist substantially of the capital stock of its three subsidiaries, Dice Inc., eFinancialGroup and JobsintheMoney.

On October 31, 2006, DHI acquired all of the outstanding capital stock of eFinancialGroup (the "eFinancialGroup Acquisition"). eFinancialGroup operated the career websites eFinancialCareers.com, which targets financial services professionals and employers worldwide, and JobsintheMoney.com, which targets the financial and accounting job market in the United States, and a financial publishing business, eFinancialNews. As consideration for the acquisition, Dice Holdings, Inc. paid the stockholders of eFinancialGroup £56.5 million (or approximately $106.3 million at the exchange rate in effect on October 31, 2006) in cash and issued 3,628,992 shares of its Series A convertible preferred stock valued at $25.2 million. Immediately after the acquisition, Dice Holdings, Inc. sold eFinancialNews back to certain of eFinancialGroup's former stockholders for approximately $41.6 million in cash. Operating results of eFinancialGroup and JobsintheMoney occurring subsequent to the eFinancialGroup Acquisition are included in the consolidated operating results of Dice Holdings, Inc. Total consideration for eFinancialGroup, excluding eFinancialNews, was $89.9 million (which amount includes the value of 3,628,992 shares of the Series A convertible preferred stock of Dice Holdings, Inc. issued as partial consideration for the eFinancialGroup Acquisition).

On July 23, 2007, we completed our initial public offering (the "IPO"). We sold 6,700,000 shares of our common stock and selling stockholders sold an additional 10,000,000 shares of common stock at an initial public offering price of $13.00. The selling stockholders granted the underwriters a 30-day option to purchase up to an additional 2,505,000 shares of the Company's common stock at the initial public offering price. On August 16, 2007, the underwriters exercised the option to acquire 292,000 of those shares. Our common stock is traded on the NYSE under the symbol "DHX."

On January 28, 2008, we sold our equity stake in CyberMediaDice Careers Limited ("CMD"), a joint venture between Dice India Holdings, Inc. ("Dice India") and CyberMedia, which was the largest targeted vertical career website for technology professionals in India. Accordingly, CMD is classified as discontinued operations for all periods presented.

On June 10, 2009, we acquired substantially all of the assets of AllHealthcareJobs.com, a leading online career site dedicated to matching healthcare professionals with available career opportunities. The purchase price consisted of initial consideration of $2.7 million in cash (including working capital adjustments) and the issuance of 205,000 shares of the Company's common stock (with certain restrictions) valued at $959,000. Additional consideration of up to a maximum of $1.0 million in cash is payable upon the achievement of certain operating and financial goals over the two year period ending June 30, 2011.

Our Industry

We operate in the online employment advertising segment of the broader market for staffing and employment services. The worldwide market for staffing and employment advertising is large and shifting online at a rapid pace.

We believe that the overall demand for employment advertising and recruiting and career development products and services has significant long-term growth potential. Over the next decade, the aging labor force of the United States is expected to lead to a labor supply-demand imbalance as baby-boomers retire. We believe that international economies show similar trends, with an aging labor force in Europe and shortages of skilled professionals to meet the demand of developing economies in Asia.

We also believe that certain industries that employ highly skilled and highly paid professionals will experience particularly strong demand for effective recruiting solutions due to the scarcity of such professionals. According to the U.S. Bureau of Labor Statistics, for instance, more than half of the new jobs created will be in professional and related occupations and service occupations. Additionally, 22 of the top 30 fastest-growing occupations in the United States during the period from 2008 to 2018 are expected to be in technology, finance, and healthcare fields. In addition, the current labor market for computer-related occupations is significantly tighter than the overall employment market in the U.S.

We believe that the market for employment advertising will continue to shift online due to:

- ***Expansion in the size of the Internet population and increased broadband access.*** The Internet population continues to grow and, according to IDC, the number of global Internet users is projected to grow from 968 million in 2005 to over 2.2 billion in 2013. Gartner projects that broadband penetration will increase from 60% of U.S. households in 2009 to 78% in 2013. This trend is bringing online large groups of workers from diverse industry segments and enabling employers to target them through online classified advertisements.
- ***Shift in media consumption and spending from offline to online media.*** Increased penetration of broadband Internet connections is fueling not only the growth in the number of Internet users but also the amount of time consumers are spending online (on an absolute basis and relative to using other media). In 2009, Forrester Research, US, or "Forrester," found that consumers spent 34% of their media consumption hours online. While U.S. online advertising budgets are large and growing, online marketing spend represents only a small fraction of total advertising spending. According to Forrester, online advertising budgets were estimated to be approximately $25.6 billion in 2009, which was just 12% of total U.S. advertising expenditures. We believe that over time, advertisers will follow consumer behavior and invest a growing share of their marketing budgets in online advertising. Forrester projected that U.S. online advertising would reach $55.0 billion in 2014 and represent 21% of all marketing spend, representing a CAGR of approximately 17% from 2005.
- ***Online job boards offer inherent benefits compared to offline methods.*** The Internet has revolutionized the hiring process for professionals as well as for recruiters and employers. Professionals experience multiple benefits from performing searches online. They are able to search for open positions that fit their qualifications and career objectives and immediately upload their resumes to apply for open positions. Prior to online offerings, recruiters and employers had a limited and relatively inflexible set of options to find employees, including newspaper classifieds and other print advertisements, traditional career fairs, on campus recruiting, internal referral programs and recruiting firms. With online solutions, recruiters and employers are able to immediately upload and update a list of open positions and can provide detailed job descriptions, along with links to relevant information for potential candidates. They can also efficiently search through online databases of resumes for candidates that fit their hiring needs.

- ***Relative cost advantages of online versus print employment advertising.*** Recruiters and employers using online recruiting methods can realize substantially lower cost per hire and overall sourcing costs in comparison to traditional print classified advertisements. Not only is the typical price to post a job listing lower online than in print for a comparable period of time, but we also believe that online advertising is more effective and contributes to a higher return on investment for our customers because online job postings are generally more accessible to a wider audience given the limitless geographic boundaries and 24/7 access the Internet affords. Moreover, online job postings can more easily be filtered for relevancy than print listings, allowing customers access to a more targeted audience. Further, searchable database access allows customers access to a broad and unique talent pool, immediately and cost effectively, connecting employers with highly qualified professionals.

While generalist job boards have improved the recruiting process compared to traditional offline alternatives, specialized career websites offer job postings, content and services tailored to the specific needs of the communities they serve. Generalist sites often do not provide as simple and as rapid an ability to match specific skills and requirements between candidates and available positions. Specialist career websites, however, not only can provide an experience relevant to candidates' specific needs, but also can remain relevant for professionals who are not currently seeking a job, but who nonetheless wish to remain apprised of market trends. We believe this leads to a better recruitment experience for both customers and professionals.

Our Value Proposition

We have become a leading provider of specialized career websites for select professional communities by providing unique benefits to professionals and our customers. Our specialized career websites provide professionals with quick and easy access to job postings that are relevant and meet their industry-specific criteria, and provide our customers with pools of hard-to-find, highly qualified professional talent. By providing deep databases of professionals to our customers and a large number of employment opportunities for professionals, we encourage the use of our websites and continue to attract customers to our services. We believe these factors have helped us to achieve a critical mass of both customers and professionals, contributing to the attractiveness and efficiency of our online marketplaces.

Benefits to Professionals

Access to a large number of relevant job postings. Our career websites provide a large number of job postings for technology and engineering, accounting and finance, financial services, healthcare and U.S. government security-clearance positions. For example, as of January 31, 2010, Dice.com had 57,000 individual job postings for technology and engineering professionals, which we believe to be the largest concentration in the United States in these verticals, and eFinancialCareers had 5,900 job postings for financial services professionals. ClearanceJobs.com had 6,000 job posting for individuals with U.S government security-clearance. In addition, the specialized focus of our career websites benefits professionals by helping to ensure that the job opportunities posted by our customers are relevant and attractive to them.

Compelling user experience. We have designed each of our career websites with the specific needs of our target audiences of professionals in mind. Each of our specialized career websites permits professionals to search for jobs based on location and other specific variables, such as type of employment and skill set. We also offer tools such as our "search agents," which provide for powerful, detailed searches of job opportunities that match desired criteria, the results of which are delivered by email. We believe this makes it easy for professionals to quickly find job opportunities that match their qualifications and expectations. Additionally, we tailor the "look and feel" and content of each of our websites to its intended target audience of professionals, which makes the experience more useful and relevant in their day-to-day work lives. We believe that our customized search engines and audience-tailored websites are efficient and relevant, easy to use and valuable to our users, helping us build a loyal and engaged audience.

Targeted career development services and tools. We provide professionals with targeted career development services and tools including content, decision support tools and relevant industry news. For example, Dice.com and ClearanceJobs.com provide professionals with market and salary information and local market trends. eFinancialCareers.com provides industry-specialized online career content, as well as print and online career guides targeted to college and graduate students. We believe our career development services and tools benefit the professionals who use our career websites by providing them with relevant information to manage and enhance their careers, and also increase the engagement of professionals with our sites.

Benefits to our Customers

Unique pools of qualified professionals. We seek to improve the efficiency of the recruiting process for our customers by providing quick and easy access to large and up-to-date pools of highly qualified and hard-to-reach professionals. The professionals who post their resumes on Dice.com are highly educated, with approximately 75% having a bachelor's degree or higher, as of January 2010. Our online surveys indicate that over 82% of professionals who use Dice.com have more than five years of experience, more than half have greater than 10 years of experience, and the majority are currently employed. We believe the high number of employed, or "passive," job seekers that use our websites makes our online career websites more attractive to our customers because actively employed professionals often make for more attractive candidates. Moreover, because the communities of professionals who visit our websites are highly skilled and specialized within specific industries, we believe our customers reach a more targeted and qualified pool of candidates than through generalist sites. Additionally, the size and geographic scope of the eFinancialCareers network, which operates career websites in 18 markets around the world, provides customers with access to highly targeted financial services professionals around the world.

Efficient and targeted candidate searches. Our career websites are easy to use and our search engines are designed so that our customers can search our resume databases quickly to find professionals who meet specified criteria. We believe that this approach results in a faster and more efficient search for candidates, helps our customers improve the efficiency of their recruiting efforts and increases customer preference for our recruiting solutions relative to those of our competitors.

High-quality customer support. We are able to differentiate ourselves from our competitors by providing extensive ongoing support to our customers. Our customer support representatives focus on building customer loyalty, customer training, proactive follow-up support, reactive troubleshooting, maintenance and expansion of customer relationships and compliance. We personalize our customer support efforts by providing our customers with representatives that are knowledgeable about the professional communities we serve and the skill sets of professionals in those communities. For example, we help our customers draft job postings and build specific candidate searches, improving the relevancy of job postings for professionals, and helping our customers find and attract qualified candidates.

Our Strategy

Our goal is to be the leading global network of specialized career websites for select professional communities. Our primary objective is to maximize the long-term potential of our career websites. Due to the current economic contraction, we have adjusted spending and investment and may make additional adjustments if the downturn continues or worsens. We continue to pursue our goals, albeit with lower investment currently, by pursuing the following strategies:

Continue to grow the size, quality, uniqueness and activity level of our professional communities. Continuing to grow the size, quality, uniqueness and activity level of our professional communities is a key success factor in maximizing the long-term potential of our career websites. By continually delivering a growing and fresh audience of qualified professionals to our customers, we will be able to satisfy and retain our existing customers as well as to meet the expectations and needs of new customers. We intend to achieve this objective by increasing loyalty and usage among professionals who currently use the site and by reaching new users through targeted marketing and online advertising campaigns.

Continue to execute on customer acquisition. Our ability to achieve our long-term growth objective depends, in part, on our ability to expand our customer base and deepen the relationships we have with our existing customers. Our customer acquisition efforts are focused primarily on direct marketing combined with a targeted sales approach. We believe there are significant opportunities to sell our services to companies with whom we do not currently have a relationship and to expand the level of services we sell to our existing customers.

Further build brand awareness. Brand recognition is a key differentiating factor among providers of traditional and online recruiting and career services. We believe that during the 19 years we have operated Dice.com and the nine years that eFinancialCareers has been in operation, we have fostered brands that are closely associated with ease of use and high quality sector-specific career and recruiting services within their professional communities. We will continue to invest in increasing brand awareness through targeted marketing and advertising campaigns in order to attract new customers and professionals.

Enhance content and community features across our websites. We believe that both active and passive job seekers find value in the free information and services we provide, and we intend to enhance, expand and develop additional content and community features across our websites. For example, Dice.com launched a discussion board where technology professionals come together to discuss career advice and network with each other and eFinancialCareers has invested in producing significant online and offline content tailored to each of its websites and audiences. In addition, by powering the job boards of an estimated additional 75 websites in the financial services sector, including well-known, worldwide financial publications, eFinancialCareers is able to position its job postings next to high quality, third party content. We believe enhancing our community features will increase the level of engagement we have with our audience and our audience has with each other.

Further expand our services globally. We believe there are significant long-term global growth opportunities for the online recruitment and employment advertising industry. As in the United States, there is increasing demand for specialized online recruiting in both emerging and established economies worldwide. Consistent with this belief, in October 2006 we completed the eFinancialGroup Acquisition, and, as a result, we now have a strong presence in the United Kingdom, as well as a presence in important financial services centers around the world. We believe the expertise and reach of Dice and eFinancialCareers together will provide a strong position to expand our business and brands into new markets. We will also continue to evaluate and selectively pursue other growth opportunities that will allow us to further expand our business outside of the United States.

Selectively expand into new verticals. We believe other professional communities have characteristics that would support specialized career websites. We will consider entering into new verticals that meet specific criteria, primarily focusing on hard-to-find, highly skilled and highly paid professionals. We entered the healthcare vertical during 2009 with our acquisition of AllHealthcareJobs.com. We believe we can leverage our experience serving unique vertical or industry markets as we pursue opportunities in other vertical industries. For example, we have been able to increase ClearanceJobs.com's revenues more than ten-fold since we acquired it in 2004, which demonstrates our ability to successfully leverage our experience in serving high growth communities as we expand into new verticals.

Products and Services

We provide leading recruiting and career development websites for direct employers, recruiters, staffing companies and technology and engineering, financial services, capital market and corporate finance, healthcare, and security-cleared professionals. We provide our customers with access to unique pools of experienced and highly qualified professionals, and professionals seeking jobs and career information with access to collections of full-time, part-time and contract positions. Both customers and professionals provide content for our career websites by posting descriptions of available jobs and resumes. Our search technology and specialized focus enable us to provide professionals with the ability to perform highly targeted job searches based on specific criteria, including locations, types of employment, skills and keywords. Our vertical focus allows users to find the information they are looking for faster and easier than general job boards. Our career websites also offer career resources, such as specialized content and industry news.

We offer our recruiting and career development services and tools through the following five websites, each of which focuses on different career sectors:

Dice.com is the leading career site for technology and engineering professionals and the companies that seek to employ them. The job postings available in the Dice.com database, from both technology and non-technology companies across many industries, include a wide variety of technology positions for software engineers, systems administrators, database specialists and project managers, and a variety of other technology and engineering professionals.

Customers have access to specific tools and resources that Dice.com provides to help recruiters and human resources managers improve the effectiveness of their recruitment processes. Through our resume database offerings, Dice.com provides customers with the ability to conduct powerful, detailed searches of candidate resumes that match desired criteria, the results of which are delivered by email to our customers. Dice.com also provides professionals with job search tools, resume posting and career-related content. In January 2010, Dice.com had over 2.1 million unique visitors and ended the month with more than 980,000 searchable resumes. Almost 400,000 of these resumes are less than one year old.

Customers can purchase recruitment packages, classified postings or advertisements. Approximately 89% of Dice.com revenue is derived from recruitment packages. Recruitment packages offer our customers the ability to access the candidate resume database and post jobs in job slots. Job slots allow our customers to rotate an unlimited number of jobs through the same slots during the contract period. Our base monthly recruitment package gives our customers a single license to search our candidate resume database and the ability to post positions in up to five job slots. Customers are incented to purchase our recruitment packages on an annual basis. Our classified postings allow our customers to post a single job for a period of 30 days. General website advertising does not generate a significant portion of our revenue, but may be purchased separately or as part of a recruitment package.

eFinancialCareers.com is the leading global recruiting and career development network of websites for financial services professionals, including investment banking, asset management, insurance, retail banking, hedge funds and senior corporate finance professionals. eFinancialCareers was launched in the United Kingdom in 2000, and now operates career websites in 18 markets in five languages primarily in Continental Europe, North America, the Persian Gulf States, Southeast Asia and Australia using the eFinancialCareers name. eFinancialCareers has expanded its career site network through distribution agreements by which it powers the job boards of an additional 75 websites in the finance sector, including well-known worldwide capital markets publications and organizations, such as Thomson Reuters (U.K., France, Italy, Germany, Africa and Gulf), Institutional Investor (U.S.), L'Expansion and l'Express (France), Milano Finanza (Italy), Finance Asia (Southeast Asia) and Financial Standard (Australia). As a result, eFinancialCareers is able to greatly enhance the reach and visibility of its job postings and has attracted an audience of cross-border customers and professionals willing to seek jobs in markets other than their own. eFinancialCareers does not generate revenues from its distribution agreements.

eFinancialCareers' customers primarily post jobs targeting specific sectors within the financial services industry, and can also search the resume database of highly qualified and specialized professionals in this sector. In addition to allowing professionals to post resumes and apply for listed positions, eFinancialCareers also provides professionals with career enhancement tools and resources, such as employer profiles, newsletters, and industry surveys. eFinancialCareers also provides both professionals and graduating students with professional education and training materials.

ClearanceJobs.com is the leading online career website dedicated to matching candidates with active or current U.S. government security clearance to the best hiring companies searching for security-cleared employees. ClearanceJobs.com provides professionals with many of the career development tools, such as resume writing tips and salary surveys, also offered on Dice.com. We believe ClearanceJobs.com has the largest and fastest-growing database of active security-cleared candidates available online, with approximately 140,000 resumes as of December 31, 2009. The majority of candidates with resumes in our database have high-level security clearance.

AllHealthcareJobs.com is a leading career website dedicated to matching healthcare professionals with available career opportunities. We believe AllHealthcareJobs.com has the largest and fastest-growing database of healthcare professionals available online, with approximately 200,000 resumes as of December 31, 2009.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States. In 2009, Targeted Job Fairs produced 85 career fairs, at which it hosted a wide range of locally and nationally recognized companies and recruiters, offering them the opportunity to screen and hire highly qualified candidates face-to-face. A typical job fair during 2009 hosted an average of 11 companies and averaged over 500 job seeking professionals. In addition, Targeted Job Fairs coordinates private career fairs for individual companies desiring exclusive access to top quality candidates. We also operate JobsintheMoney.com, a recruiting and career development website for accounting and finance professionals in the United States.

Marketing and Sales

Success in the highly competitive online recruiting business requires the creation of a marketplace attractive to both customers and professionals. We focus our long-term marketing efforts on growing the number of professionals who visit our websites, which we believe increases the attractiveness of our websites to our customers. We primarily use targeted marketing, rather than broad-based advertising, to increase our brand awareness among professionals as well as new applicable audiences and to improve site performance including new resumes posted and applications to job postings. For instance, in the case of Dice.com, we have advertising campaigns on technology-focused websites, such as Mashable, Apple Insider and ReadWriteWeb, and on search engines. We also market our websites to professionals through the use of newsletters and industry pieces, such as The Dice Advisor and The ClearanceJobs Report, and through the use of products, such as daily "Job Alert" emails. Our job seeker marketing programs have helped us produce strong results in traffic and user activity.

Our customer marketing efforts are directed at targeted customer acquisition and have been effective in producing new customers. We also employ marketing efforts directed at retaining our existing customers. eFinancialCareers has built its brand awareness through strategic relationships, but without significant spending on marketing and advertising. During 2008 and 2009, our marketing spend was approximately 19% of revenues for eFinancialCareers focusing on increasing brand awareness and focusing on emerging markets. In addition to our sales efforts described below, our customer marketing efforts are conducted through direct mail and email campaigns, high impact marketing, trade shows, and events. For instance, we send over 2 million emails and 175,000 pieces of direct mail to our existing and potential customers on a monthly basis. We also reach our customers through the use of direct marketing educational campaigns, which keep them aware of recruiting developments and practices.

Our sales efforts focus on further penetrating the market for recruiting and career development services. Our field sales group targets Fortune 1000 companies, large staffing and recruiting firms and other large and mid-size businesses. Our in-house sales organization focuses on generating new business from recruiters and small and mid-size companies, renewing customer contracts and increasing the service levels that customers purchase, as well as servicing the needs of our largest clients. As of December 31, 2009, our sales organization employed 64 sales personnel in the United States and 23 in the rest of the world.

Customer Support

We believe we have differentiated ourselves from our competitors by providing extensive ongoing support to our customers. Our customers are assigned a customer support representative, who is the first point of contact after a sale is made. Our customer support efforts focus on training our customers on our products and services, because we believe customers will have a more compelling user experience if they are more familiar with our products and services. Our customer support representatives also assist customers, upon request, by building candidate searches and writing and editing customers' job postings. Additionally, our customer support efforts focus on ensuring that the professionals who use our websites have positive experiences. For instance, our customer support department constantly reviews our websites for false or inaccurate job postings and performs other similar compliance functions. We believe customers view our customer support functions as a strong, attractive attribute of our websites. Our customer support department was awarded Customer Service Department of the Year- All Other Industries for 2009 from the Stevie Awards for Sales and Customer Service.

Customers

We currently serve a diversified customer base consisting of approximately 8,000 customers. No customer for our career website services accounted for more than 1% of our revenues in 2009. Our customers include small, mid-sized and large direct employers and staffing companies, recruiting agencies and consulting firms. As of December 31, 2009, significant customers of Dice.com and ClearanceJobs.com included AT&T, Adecco, Lockheed Martin, Manpower, Raytheon and Robert Half, and significant customers of eFinancialCareers included Robert Half, Barclays, Moody's Investors Service, JP Morgan Chase, SThree, Société Générale and Macquarie Group.

Technology

We use a variety of technologies to support our websites. Each system is designed so that it can be scaled by adding additional hardware and network capacity. We host our applications whenever possible on clustered, high availability hardware. All applications and data connections are monitored 24/7 for performance, responsiveness and stability.

Our primary operations facility is located within our Urbandale, Iowa office facilities in a limited access, temperature-controlled data center with emergency power generation capability. We maintain a backup system for website operations at our co-location center. We replicate website data at various times throughout the day to the co-location facility. Additionally, we have business resumption hardware and software in place at the co-location facility to ensure a smooth transition for the business in case of loss of our Urbandale operations center, and offsite data storage capabilities. We have robust firewalls and switchgear to provide network security, and have used substantial expert assistance in their configuration and testing.

Competition

The market for recruiting services and employment advertising is highly competitive with multiple online and offline competitors. With the evolution of the online recruiting model, there has been an increasing need to provide ease of use and relevance to professionals, as well as an efficient and cost-effective recruitment method for direct employers, recruiters and staffing companies. Additionally, the further development of the Internet has made it easier for new competitors to emerge with minimal barriers to entry. Our ability to maintain our existing customer base and generate new customers depends to a significant degree on the quality of our candidate base, the quality of our services, our pricing and value-added products and services and our reputation among our customers and potential customers. Our competitors include:

- generalist job boards, some of which have substantially greater resources and brand recognition than we do, such as CareerBuilder (owned by Gannett, Tribune, McClatchy and Microsoft), and Monster.com, which, unlike specialized job boards, permit customers to enter into a single contract to find professionals across multiple occupational categories and attempt to fill all their hiring needs through a single website;
- newspaper and magazine publishers, national and regional advertising agencies, executive search firms and search and selection firms that carry classified advertising, many of whom have developed, begun developing or acquired new media capabilities such as recruitment websites, or have recently partnered with generalist job boards;
- specialized job boards focused specifically on the industries we service, such as FT.com and ComputerJobs.com;

- aggregators of classified advertising, including SimplyHired, Indeed, Google and Craigslist;
- social and professional networking sites, such as LinkedIn;
- new and emerging competitors with new business models and products that customers are more willing to try in periods of economic uncertainly; and
- our customers, who seek to recruit candidates directly by using their own resources, including corporate websites.

Intellectual Property

We seek to protect our intellectual property through a combination of service marks, trademarks, copyrights and other methods of restricting disclosure of our proprietary or confidential information. We have no patents or patent applications pending for our current services and we do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers. We also seek to control access to and distribution of our technology, documentation and other proprietary information.

We generally pursue the registration of the material service marks we own in the United States and internationally, as applicable. We own a number of registered, applied for and/or unregistered trademarks and service marks that we use in connection with our businesses. We have registered the DICE trademark in the United States, Canada and the European community and the JOBSINTHEMONEY and CLEARANCEJOBS.COM trademarks in the United States. We have registered the EFINANCIALCAREERS mark on the Supplemental Register in the United States and have applied for registration of the mark in other jurisdictions. Registrations for trademarks may be maintained indefinitely, as long as the trademark owner continues to use and police the trademarks and timely renews registrations with the applicable governmental office. Although we generally pursue the registration of our material service marks and other material intellectual property we own, where applicable, we have trademarks and/or service marks that have not been registered in the United States and/or other jurisdictions. We have not registered the copyrights in the content of our websites, and do not intend to register such copyrights.

The steps we have taken to protect our copyrights, trademarks, service marks and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and affect our competitive position. See Item 1A. "Risk Factors—Misappropriation or misuse of our intellectual property could harm our reputation, affect our competitive position and cost us money."

Regulation and Legislation

User Privacy

We collect, store and use a variety of information about both professionals and customers on our website properties. Within the websites, the information that is collected, stored and used has been provided by the professionals or customers with the intent of making it publicly available. We do not store credit card numbers on our websites, and we do not ask professionals or customers to supply social security numbers. Our business data is separated from website operations by a variety of security layers including network segmentation, access controls, and physical separation.

We post our privacy policies on our websites so that our users can access and understand the terms and conditions applicable to the collection, storage and use of information collected from users. Our privacy policies also disclose the types of information we gather, how we use it and how a user can correct or change their information. Our privacy policies also explain the circumstances under which we share this information and with whom. Professionals who register for our websites have the option of indicating specific areas of interest in which they are willing to receive offers via email or postal mail. These offers contain content created either by us or our third-party partners.

To protect confidential information and to comply with our obligations to our users, we impose constraints on our customers to whom we provide user data, which are consistent with our commitments to our users. Additionally, when we provide lists to third parties, including to our advertiser customers, it is under contractual terms that are consistent with our obligations to our users and with applicable laws and regulations.

U.S. and Foreign Government Regulation

Congress has passed legislation that regulates certain aspects of the Internet, including content, copyright infringement, user privacy, advertising and promotional activities, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have enacted and also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include, but are not limited to, libel, electronic contracting, pricing, quality of products and services and intellectual property ownership.

As of January 1, 2004, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the "CAN-SPAM Act," became effective. The CAN-SPAM Act regulates commercial emails and provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of email messages that are intended to deceive the recipient as to source or content. Under the CAN-SPAM Act, senders of commercial emails (and other persons who initiate those emails) are required to make sure that those emails do not contain false or misleading transmission information. Commercial emails are required to include a valid return email address and other subject heading information so that the sender and the Internet location from which the message has been sent are accurately identified. Recipients must be furnished with an electronic method of informing the sender of the recipient's decision not to receive further commercial emails. In addition, the email must include a postal address of the sender and, under certain circumstances, notice that the email is an advertisement. The CAN-SPAM Act may apply to the marketing materials and newsletters that we distribute to our audience via email. At this time, we are applying the CAN-SPAM Act to our email communications, and believe that our email practices comply with the requirements of the CAN-SPAM Act.

The European Union ("EU") also has enacted several directives relating to the Internet and various EU member states have implemented them with national legislation. In order to safeguard against the spread of certain illegal and socially harmful materials on the Internet, the European Commission has drafted the "Action Plan on Promoting the Safe Use of the Internet." Other European Commission directives and national laws of several foreign governments address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet. See Item 1A. "Risk Factors—Our business is subject to U.S. and foreign government regulation of the Internet and taxation, which may have a material adverse effect on our business."

Employees

As of December 31, 2009, we had 265 employees. Our employees are not represented by any union and are not the subject of a collective bargaining agreement. We believe that we have a good relationship with our employees.

Segments

We organize our businesses into the following reporting segments, so defined due to similarities in the economic and geographical characteristics, and financial performance of the underlying brands.

- DCS Online
- eFinancialCareers
- Other

The following table summarizes our revenues for our products and services, which are described in each of the subsequent reporting segment discussions:

	Year ended December 31,					
	2009		2008		2007	
	(in thousands, except percentages)					
Revenues:						
DCS Online	$ 80,918	74%	$107,329	69%	$102,215	72%
eFinancialCareers	23,027	21%	37,202	24%	29,658	21%
Other	6,046	5%	10,478	7%	10,477	7%
Total revenues from continuing operations	$109,991	100%	$155,009	100%	$142,350	100%

Our DCS Online reporting segment is comprised of the Dice and ClearanceJobs career websites. Revenues are derived mostly from sales of recruitment packages to recruiters and employers, which are a combination of job posting slots and access to a searchable database of candidates. Revenues are also generated from the sale of classified job postings to recruiters and employers, along with website advertising.

Our eFinancialCareers reporting segment represents international operations, and is headquartered in the United Kingdom. Revenues are derived from the sale of job postings, access to a searchable database of candidates, classified job postings, and website advertising, although not usually as a package. See Item 1A. "Risk Factors—Our business is subject to U.S. and foreign government regulation of the Internet and taxation, which may have a material adverse effect on our business."

Our Other reporting segment is comprised of eFinancialCareers' North American operations, AllHealthcareJobs, Targeted Job Fairs, and JobsintheMoney. Revenues are derived from sales of recruitment packages to recruiters and employers, which is a combination of job posting slots and access to a searchable database of candidates. Revenues are also generated from the sale of classified job postings to recruiters and employers, along with website advertising and job fair revenue.

Refer to the notes to our consolidated financial statements for a measure of profit and assets by segment.

Item 1A. Risk Factors

We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and finance sectors. Demand for these professionals, and professionals in the other vertical industries we serve such as healthcare, tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. For example, during the recession in 2001, employers reduced or postponed their recruiting efforts, including their recruitment of professionals in certain of the vertical industries we serve, such as technology. The 2001 economic recession, coupled with the substantial indebtedness incurred by our predecessor, Dice Inc., resulted in Dice Inc. filing for Chapter 11 protection in 2003. As of January 2010, the seasonally unadjusted U.S. unemployment rate was 5.9% for computer related occupations, 6.6% in the finance sector, 5.5% in the healthcare sector and 9.7% overall, seasonally adjusted. The increase in unemployment and decrease in recruitment activity experienced during 2008 and 2009 resulted in decreased demand for our services. During 2009 we experienced a 29% decline in revenues compared to 2008. If the current economic environment continues, our ability to generate revenue may continue to be adversely affected.

In addition, the general level of economic activity in the regions and industries in which we operate significantly affects demand for our services. When economic activity slows, many companies hire fewer employees. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services. Additionally, the labor market and certain of the industries we serve have historically experienced short term cyclicality. It is difficult to estimate the total number of passive or active job seekers or available job openings in the United States or abroad during any given period. If there is a labor shortage, qualified professionals may be less likely to seek our services, which could cause our customers to look elsewhere for attractive employees. Such labor shortages would require us to intensify our marketing efforts towards professionals so that professionals who post their resumes on our websites remain relevant to our customers, which would increase our expenses. Alternatively, if there is a shortage of available job openings, the number of job postings on our websites could decrease, causing our revenues to decline. Any economic downturn or recession in the United States or abroad for an extended period of time could have a material adverse effect on our business, financial condition, results of operations and liquidity. Based on historical trends, improvements in labor markets and the need for our services generally lag behind overall economic improvements. Additionally, there has historically been a lag from the time customers begin to increase purchases of our services and the impact to our revenues due to the recognition of revenue occurring over the length of the contract, which can be several months to a year.

We operate in a highly competitive developing market and we may be unable to compete successfully against existing and future competitors.

The market for career services is highly competitive and barriers to entry in the market are relatively low. For example, there are tens of thousands of job boards currently operating on the Internet, and new competitors may emerge. We do not own any patented technology that would preclude or inhibit competitors from entering the recruiting and career development services market. We compete with other companies that direct all or portions of their websites toward certain segments or sub segments of the industries we serve. We compete with generalist job boards, some of which have substantially greater resources and brand recognition than we do, such as CareerBuilder (owned by Gannett, Tribune, McClatchy and Microsoft) and Monster.com, which, unlike specialist job boards, permit customers to enter into a single contract to find professionals across multiple occupational categories and attempt to fill all their hiring needs through a single website, as well as job boards focused specifically on the industries we service, such as FT.com and ComputerJobs.com. We also compete with newspaper and magazine publishers, national and regional advertising agencies, executive search firms and search and selection firms that carry classified advertising, many of whom have developed, begun developing or acquired new media capabilities such as recruitment websites, or have recently partnered with generalist job boards. In addition, we face competition from aggregators of classified advertising, including SimplyHired, Indeed and Google; Craigslist; and social and professional networking sites, such as LinkedIn. We also compete with new and emerging competitors with new business models and products that customers are more willing to try in periods of economic uncertainty. In addition, many of our customers also seek to recruit candidates directly by using their own resources, including corporate websites. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could cause our customers to stop using our services or put pressure on us to decrease our prices. If our current or potential customers, or the qualified professionals who use our websites, choose to use these websites rather than ours, demand for our services could decline and our revenues could be reduced. Additionally, job postings and resume posting in the career services industry are not marketed exclusively through any single channel, and accordingly, our competition could aggregate a set of postings similar to ours. Our inability to compete successfully against present or future competitors could materially adversely affect our business, results of operations, financial condition and liquidity.

We must adapt our business model to keep pace with rapid changes in the recruiting and career services business, including rapidly changing technologies and the development of new products and services.

Providing recruiting and career development services on the Internet is a relatively new and rapidly evolving business, and we will not be successful if our business model does not keep pace with new trends and developments. The adoption of recruiting and job seeking, particularly among those who have historically relied on traditional recruiting methods, requires acceptance of a new way of conducting business, exchanging information and applying for jobs. The number of customers and professionals utilizing our services has increased from several years ago. If we are unable to adapt our business model to keep pace with changes in the recruiting business, or if we are unable to continue to demonstrate the value of our online services to our customers, our business, results of operations, financial condition and liquidity could be materially adversely affected. Our success is also dependent on our ability to adapt to rapidly changing technology and to make investments to develop new products and services. Accordingly, to maintain our competitive position and our revenue base, we must continually modernize and improve the features, reliability and functionality of our service offerings and related products in response to our competitors. Future technological advances in the career services industry may result in the availability of new recruiting and career development offerings or increase in the efficiency of our existing offerings. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition, or significantly greater financial, technical, marketing and public relations resources than we do. As a result, they may be in a position to respond more quickly to new or emerging technologies and changes in customer requirements, and to develop and promote their products and services more effectively than we can. We may not be able to adapt to such technological changes or offer new products on a timely or cost effective basis or establish or maintain competitive positions. If we are unable to develop and introduce new products and services, or enhancements to existing products and services, in a timely and successful manner, our business, results of operations, financial condition and liquidity could be materially and adversely affected.

If we fail to develop and maintain our reputation and brand recognition our business could be adversely affected.

We believe that establishing and maintaining the identity of our brands, such as Dice, eFinancialCareers, AllHealthcareJobs, and ClearanceJobs, is critical in attracting and maintaining the number of professionals and customers using our services, and that the importance of brand recognition will increase due to the growing number of Internet services similar to ours. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality recruiting and career development services. If users do not perceive our existing career and recruiting services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by users, the uniqueness of our brands could be diminished and accordingly the attractiveness of our websites to professionals and customers could be reduced. We may also find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among users. If we cannot provide high quality career services, fail to protect, promote and maintain our brands or incur excessive expenses in an attempt to improve our career services or promote or maintain our brands, our business, results of operations, financial condition and liquidity could be materially adversely affected.

Our business is largely based on customers who purchase monthly or annual recruitment packages. Any failure to increase or maintain the number of customers who purchase recruitment packages could adversely impact our revenues.

Our customers typically include recruiters, staffing firms, consulting firms and direct hiring companies. Customers can choose to purchase recruitment packages, classified postings or advertisements. Most of our revenues are generated by the fees we earn from our customers who purchase monthly or long-term recruitment packages. Our growth depends on our ability to retain our existing monthly and annual recruitment package customers and to increase the number of customers who purchase recruitment packages. Any of our customers may decide not to continue to use our services in favor of alternate services or because of budgetary constraints or other reasons. We cannot assure you that we will be successful in continuing to attract new customers or retaining existing customers or that our future sales efforts in general will be effective. If our existing customers choose not to use our services, decrease their use of our services, or change from being recruitment package customers to purchasing individual classified postings, our services, job postings and resumes posted on our websites could be reduced, search activity on our websites could decline, the usefulness of our services to customers could be diminished, and we could experience declining revenues and/or incur significant expenses. The current economic downturn and decrease in recruitment activity created a reduced need for our services from our customers; during the downturn, our revenues have declined by 29% from 2008 to 2009.

If we fail to attract qualified professionals to our websites or grow the number of qualified professionals who use our websites, our revenues could decline.

The value of our websites to our customers is dependent on our ability to continuously attract professionals with the experience, education and skill-set our customers seek. For example, the professionals who post their resumes on Dice.com are highly educated, with, as of January 2010, approximately 75% having a bachelor's degree or higher. Our online surveys indicate that 82% of professionals who use Dice.com have more than five years of experience, greater than half have more than 10 years of experience and most are currently employed. To grow our businesses, we must continue to convince qualified professionals that our services will assist them in finding employment, so that customers will choose to use our services to find employees. We do not know the extent to which we have penetrated the market of qualified professionals in the industries we serve or the extent to which we will be able to grow the number of qualified professionals who use our websites. If we are unable to increase the number of professionals using our websites, or if the professionals who use our websites are viewed as unattractive by our customers, our customers could seek to list jobs and search for candidates elsewhere, which could cause our revenues to decline.

Capacity constraints, systems failures or breaches of our network security could materially and adversely affect our business.

We derive almost all of our revenues from the purchase of recruitment products and services and employment advertising offered on our websites. As a result, our operations depend on our ability to maintain and protect our computer systems, most of which are located in redundant and independent systems in Urbandale, Iowa. Any system failure, including network, software or hardware failure that causes interruption or an increase in response time of our services, could substantially decrease usage of our services and could reduce the attractiveness of our services to both our customers and professionals. An increase in the volume of queries conducted through our services could strain the capacity of the software or hardware we employ. This could lead to slower response times or system failures and prevent users from accessing our websites for extended periods of time, thereby decreasing usage and attractiveness of our services. Our operations are dependent in part on our ability to protect our operating systems against:

- physical damage from acts of God;
- terrorist attacks or other acts of war;
- power loss;
- telecommunications failures;
- network, hardware or software failures;
- physical and electronic break-ins;
- hacker attacks;
- computer viruses or worms; and
- similar events.

Although we maintain insurance against fires, floods and general business interruptions, the amount of coverage may not be adequate in any particular case. Furthermore, the occurrence of any of these events could result in interruptions, delays or cessations in service to users of our services, which could materially impair or prohibit our ability to provide our services and significantly impact our business.

Additionally, overall Internet usage could decline if any well publicized compromise of security occurs or if there is a perceived lack of security of information, including credit card numbers and other personal information. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment and online job boards, in particular, have been targeted by hackers who seek to gain unauthorized access to job seeker and customer data for purposes of implementing "phishing" or other schemes. Despite our implementation of firewalls, switchgear and other network security measures, our websites, servers, databases and other systems may be vulnerable to computer hackers, physical or electronic break-ins, sabotage, computer viruses, worms and similar disruptions from unauthorized tampering with our computer systems. Our systems, like the systems of many other career websites, have been targeted in the past in cyber attacks and hacks and may continue to be subject to such attacks. We will continue to review and enhance our computer systems to try to prevent unauthorized and unlawful intrusions, but in the future it is possible that we may not be able to prevent all intrusions and such intrusions could result in our network security or computer systems being compromised and possibly result in the misappropriation or corruption of proprietary or personal information or cause disruptions in our services. We might be required to expend significant capital and resources to protect against, remediate or alleviate, problems caused by such intrusions. We may also not have a timely remedy against a hacker who is able to penetrate our network security. Our networks could also be affected by computer viruses or other similar disruptive problems and we could inadvertently transmit viruses across our networks to our users or other third parties. Our hardware and back up systems could fail causing our services to be interrupted. Any of these occurrences could harm our business or give rise to a cause of action against us. Our general business interruption insurance policies have limitations with respect to covering interruptions caused by computer viruses or hackers. We have not added specific insurance coverage to protect against these risks. Our activities and the activities of third party contractors involve the storage, use and transmission of proprietary and personal information, including personal information collected from professionals who use our websites. Accordingly, security breeches could expose us to a risk of loss or litigation and possibly liabilities. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements. Any security breaches or our inability to provide users with continuous access to our networks could materially impact our ability to provide our services as well as materially impact the confidence of our customers in our services, either of which could have a material adverse effect on our business.

We may be liable with respect to the collection, storage and use of the personal information of our professionals and our current practices may not be in compliance with proposed new laws and regulations.

Our business depends on our ability to collect, store, use and disclose personal data from the professionals who use our websites. Our policies concerning the collection, use and disclosure of personally identifiable information are described on our websites. In recent years, class action lawsuits have been filed and the Federal Trade Commission and state agencies have commenced investigations with respect to the collection, use, sale and storage by various Internet companies of users' personal information. While we believe we are in compliance with current law, we cannot ensure that we will not be subject to lawsuits or investigations for violations of law. Moreover, our current practices regarding the collection, storage and use of user information may not be in compliance with currently pending legislative and regulatory proposals by the United States federal government and various state and foreign governments intended to limit the collection and use of user information. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our users, these programs may not conform to all or any of these laws or regulations and we may consequently incur civil or criminal liability for failing to conform. As a result, we may be forced to change our current practices relating to the collection, storage and use of user information. Our failure to comply with laws and regulations could also lead to adverse publicity and a loss of consumer confidence if it were known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our users had given to us. This could result in a loss of customers and revenue and materially adversely impact the success of our business. Concern among prospective customers and professionals regarding our use of personal information collected on our websites, such as credit card numbers, email addresses, phone numbers and other personal information, could keep prospective customers from using our career services websites. Internet-wide incidents or incidents with respect to our websites, including misappropriation of our users' personal information, penetration of our network security, or changes in industry standards, regulations or laws could deter people from using the Internet or our websites to conduct transactions that involve confidential information, which could have a material adverse impact on our business. Additionally, the EU has adopted a directive, and most of the EU states have adopted laws, that impose restrictions on the collection, use and disclosure of personal data concerning EU residents, and on any transfer of such data outside of the EU. In response to the directive and these laws, which prohibit the transfer of data to countries that are not deemed to have laws that adequately protect data subjects' privacy rights, other countries have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal data that meet the EU's standard for adequacy. Directives and privacy acts of these other countries may have an adverse effect on our ability to collect, use, disclose and transfer personal data from users in the applicable countries and consequently may have an adverse effect on our business.

We have indebtedness which could affect our financial condition, and, given the current environment, we may not be able to borrow funds under our revolving credit facility or refinance our indebtedness.

As of December 31, 2009, we had $50.3 million of outstanding indebtedness under our Amended and Restated Credit Facility and we had the ability to borrow an additional $74.4 million. Following the payment of $10.3 million in January and February 2010, we had $40.0 million of outstanding indebtedness under our Amended and Restated Credit Facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

The commitments under the revolving credit facility portion of our Amended and Restated Credit Facility have been syndicated to a number of financial institutions. Given the uncertainty of the credit markets, it is possible that one or more of the lenders will refuse or be unable to satisfy their commitment to lend to us should we need to borrow funds under the revolving credit facility. If borrowings are unavailable to us and we cannot generate sufficient revenues to fund our operations, our business will be adversely affected. In addition, the inability to borrow could hinder growth if we need funds to complete an acquisition.

Our indebtedness could limit our ability to:

- obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;
- plan for, or react to, changes in our business and the industries in which we operate;
- make future acquisitions or pursue other business opportunities; and
- react in an extended economic downturn.

The terms of our Amended and Restated Credit Facility may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our Amended and Restated Credit Facility contains, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

- incur additional debt;
- pay dividends and make other restricted payments;
- create liens;
- make investments and acquisitions;
- engage in sales of assets and subsidiary stock;
- enter into sale-leaseback transactions;
- enter into transactions with affiliates;
- transfer all or substantially all of our assets or enter into merger or consolidation transactions;
- hedge currency and interest rate risk; and
- make capital expenditures.

Our Amended and Restated Credit Facility also requires us to maintain certain financial ratios. A failure by us to comply with the covenants or financial ratios contained in our Amended and Restated Credit Facility could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our Amended and Restated Credit Facility, the lenders under our Amended and Restated Credit Facility will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If the indebtedness under our Amended and Restated Credit Facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses in periods prior to 2003 and the significant amount of indebtedness incurred by our predecessor led us to declare bankruptcy in early 2003.

We experienced operating and net losses from continuing operations of approximately $307,000 and $1.4 million, respectively, in the four month period ending December 31, 2005, due primarily to the negative impact of the deferred revenue adjustment we made at the time of the 2005 Acquisition and the increased amortization expense and interest expense incurred as a result of the 2005 Acquisition. Additionally, on a pro forma basis, we experienced a net loss from continuing operations of $3.6 million for the year ended December 31, 2006. If we continue to suffer operating and net losses the trading price of our common stock may decline significantly. In addition, we had net losses from continuing operations of $16.4 million in 2002, primarily as a result of a decline in demand for the products and services Dice Inc. offered stemming from the severe and extended downturn in the general labor market and more specifically the technology labor market that began in 2001, and also due to the significant amount of indebtedness Dice Inc.'s predecessor had incurred. As a result on February 14, 2003, Dice Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code (the "Joint Plan of Reorganization"). The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective as of the close of business on June 30, 2003, at which point Dice Inc. emerged from bankruptcy. Although we have managed to achieve an increase in revenues since Dice Inc. emerged from bankruptcy, we have also increased our operating expenses significantly, expanded our net sales and marketing operations, made significant acquisitions and have continued to develop and extend our online career services with the expectation that our revenues will grow in the future. We may not generate sufficient revenues to pay for all of these operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to successfully identify or integrate future acquisitions our management's attention could be diverted, and our efforts to integrate future acquisitions could consume significant resources.

An important component of our strategy is to expand the geographic markets and the vertical sectors we serve and diversify the products and services we offer through the acquisition of other complementary businesses and technologies (for example the June 2009 acquisition of AllHealthcareJobs and October 2006 eFinancialGroup Acquisition). Our further growth may depend in part on our ability to identify additional suitable acquisition candidates and acquire them on terms that are beneficial to us. We may not be able to identify suitable acquisition candidates or acquire them on favorable terms or at all. In addition, the anticipated results or operational benefits of any businesses we acquire may not be realized and we may not be successful in integrating other acquired business into our operations. Failure to manage and successfully integrate acquired businesses could harm our business. Even if we are successful in making an acquisition, we may encounter numerous risks, including the following:

- expenses, delays and difficulties in integrating the operations, technologies and products of acquired companies;
- potential disruption of our ongoing operations;
- diversion of management's attention from normal daily operations of the business;
- inability to maintain key business relationships and the reputations of acquired businesses;

- entry into markets in which we have limited or no prior experience and in which our competitors have stronger market positions; dependence on unfamiliar employees, affiliates and partners;
- the amortization of the acquired company's intangible assets;
- insufficient revenues to offset increased expenses associated with the acquisition;
- inability to maintain our internal standards, controls, procedures and policies;
- reduction or replacement of the sales of existing services by sales of products and services from acquired business lines;
- potential loss of key employees of the acquired companies;
- difficulties integrating the personnel and cultures of the acquired companies into our operations; and
- responsibility for the potential liabilities of the acquired businesses.

If any of these risks materialize, they could have a material adverse effect on our business, results of operations, financial condition and liquidity.

In addition, any acquisition of other businesses or technologies may require us to seek debt or equity financing. Such financing might not be available to us on acceptable terms, if at all. The global financial markets have recently experienced declining equity valuations and disruptions in the credit markets due to liquidity imbalances and repricing of risk, which may impact our ability to obtain additional financing on reasonable terms, if at all.

Our potential future growth may strain our resources.

As our operations have expanded, we have experienced a rapid growth in our headcount. We grew from 128 employees at December 31, 2004 to 265 employees at December 31, 2009. Our rapid growth has demanded and will continue to demand substantial resources and attention from our management, including improving our operational and financial systems and expanding, training, retaining and managing our employee base. If we do not effectively manage our growth and expand, train, retain and manage our employee base, our customer service and responsiveness could suffer and our costs could increase, which could harm our brand, increase our expenses and reduce our profitability.

Misappropriation or misuse of our intellectual property could harm our reputation, affect our competitive position and cost us money.

Our success and ability to compete are dependent in part on the strength of our intellectual property rights, the content included on our websites, the goodwill associated with our trademarks, trade names and service marks and on our ability to use U.S. and foreign laws to protect them. Our intellectual property includes, among other things, the content included on our websites, our logos, brands, domain names, the technology that we use to deliver our products and services, the various databases of information that we maintain and make available and the appearance of our websites. We claim common law protection on certain names and marks that we have used in connection with our business activities and the content included on our websites. We also own a number of registered or applied for trademarks and service marks that we use in connection with our business, including DICE, CLEARANCEJOBS.COM, JOBSINTHEMONEY and EFINANCIALCAREERS. Although we generally pursue the registration of material service marks and other material intellectual property we own, where applicable, we have copyrights, trademarks and/or service marks that have not been registered in the United States and/or other jurisdictions. We generally enter into confidentiality and work-for-hire agreements with our employees, consultants, vendors and customers to protect our intellectual property rights. We also seek to control access to and distribution of our technology, documentation and other proprietary information as well as proprietary information licensed from third parties. Policing our intellectual property rights worldwide is a difficult task, and we may not be able to identify infringing users. The steps we have taken to protect our proprietary rights may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property rights. If this were to occur, it could harm our reputation and affect our competitive position. It could also require us to spend significant time and money in litigation. We have licensed in the past (on a royalty free basis), and expect to license in the future, various elements of our distinctive trademarks, service marks, trade dress, content and similar proprietary rights to third parties. We enter into strategic marketing arrangements with certain third party web site operators pursuant to which we license our trademarks, service marks and content to such third parties in order to promote our brands and services and to generate leads to our websites. While we attempt to ensure that the quality of our brands is maintained by these licensees, we cannot assure you that third party licensees of our proprietary rights will always take actions to protect the value of our intellectual property and reputation, which could adversely affect our business and reputation.

We could be subject to infringement claims that may result in costly litigation, the payment of damages or the need to revise the way we conduct business.

We cannot be certain that our technology, offerings, services or content do not or will not infringe upon the intellectual property rights of third parties and from time to time we receive notices alleging potential infringement. In seeking to protect our marks, copyrights, domain names and other intellectual property rights, or in defending ourselves against claims of infringement that may or may not be without merit, we could face costly litigation and the diversion of our management's attention and resources. Claims against us could result in the need to develop alternative trademarks, content, technology or other intellectual property or to enter into costly royalty or licensing agreements, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. If we were found to have infringed on a third party's intellectual property rights, among other things, the value of our brands and our business reputation could be impaired, and our business could suffer.

If we are unable to enforce or defend our ownership or use of intellectual property, our business, competitive position and operating results could be harmed.

The success of our business depends in large part on our intellectual property rights, including existing and future trademarks and copyrights, which are and will continue to be valuable and important assets of our business. Our business could be harmed if we are not able to protect the content of our databases and our other intellectual property. We have taken measures to protect our intellectual property, such as requiring our employees and consultants with access to our proprietary information to execute confidentiality agreements. In the future, we may sue competitors or other parties who we believe to be infringing our intellectual property. We may in the future also find it necessary to assert claims regarding our intellectual property. These measures may not be sufficient or effective to protect our intellectual property. We also rely on laws, including those regarding copyrights and trademarks to protect our intellectual property rights. Current laws, or the enforceability of such laws, specifically in foreign jurisdictions, may not adequately protect our intellectual property or our databases and the data contained in them. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights. Others may develop technologies similar or superior to our technology. A significant impairment of our intellectual property rights could require us to develop alternative intellectual property, incur licensing or other expenses or limit our product and service offerings.

We are controlled by two groups of principal stockholders whose interest in our business may be different than yours.

Together, the Principal Stockholders beneficially own approximately 72% of our outstanding common stock as of January 31, 2010. Accordingly, together the Principal Stockholders can exercise significant influence over our business policies and affairs, including the composition of our board of directors, and over any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. The concentration of ownership of the Principal Stockholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of the Principal Stockholders, even if such events are in the best interests of minority stockholders. In addition, in connection with our IPO, we entered into the Institutional and Management Shareholders Agreement, or the "Institutional Shareholder Agreement," with the Principal Stockholders and certain of our officers and employees, which we refer to as the "Management Stockholders." In accordance with the Institutional Shareholder Agreement, each of the Principal Stockholders has the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our common stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our common stock, and (3) one member of our board of directors if it owns less than 10% but at least 5% of our common stock. If a Principal Stockholder owns less than 5% of our common stock, it will no longer be entitled to designate members of our board of directors. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the agreement. Each Principal Stockholder will also have the right to designate one member of our Compensation Committee and one member of our Nominating and Corporate Governance Committee if such Principal Stockholder owns at least 5% of our common stock. Our Institutional Shareholder Agreement and our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers. To the extent they invest in such other businesses, they may have differing interests than our other stockholders.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of the NYSE rules and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

Together, the Principal Stockholders control more than 50% of the voting power of our common stock. As a result, we are considered a "controlled company" for the purposes of the NYSE listing requirements and therefore we are permitted to opt out of the NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our Compensation and Nominating and Corporate Governance Committees to be comprised entirely of independent directors. For instance, our Chief Executive Officer is a member of our Nominating and Corporate Governance Committee. Additionally, the Institutional Shareholder Agreement requires us to take advantage of the controlled company exemption to the extent it remains available. Accordingly, our stockholders do not have the same protection afforded to stockholders of companies that are subject to all of the NYSE governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced.

We have incurred increased costs and will continue to incur these costs as a result of being a public company.

As a public company, we have incurred and will continue to incur significant levels of legal, accounting and other expenses. The Sarbanes Oxley Act of 2002 ("Sarbanes Oxley") and related rules of the Securities and Exchange Commission, the "Commission," and the NYSE regulate corporate governance practices of public companies and impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Compliance with these public company requirements has increased our costs, required additional resources and made some activities more time consuming. We are required to expend considerable time and resources complying with public company regulations.

If we do not meet the continued listing requirements of the NYSE our common stock may be delisted.

Our common stock is listed on the NYSE. The NYSE requires us to continue to meet certain listing standards, including standards related to the trading price of our common stock (e.g., maintaining an average share price of at least $1.00), as well as our global market capitalization (e.g., maintaining an average global market capitalization of at least $75 million). During 2009, the closing price of our common stock on the NYSE ranged from $2.12 to $6.95. As of January 29, 2010, the closing price of our common stock was $5.71 and our market capitalization was approximately $381 million. While we are currently in compliance with the NYSE continued listing requirements, we cannot assure you that we will remain in compliance. If we do not meet the NYSE's continued listing standards, we will be notified by the NYSE and we will be required to take corrective action to meet the continued listing standards; otherwise our common stock will be delisted from the NYSE. A delisting of our common stock on the NYSE would reduce the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to access the public capital markets. A delisting would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain key employees.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are required to satisfy the requirements of Section 404 of Sarbanes Oxley and the related rules of the Commission, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment. We may be unable to remedy before the requisite deadline for those reports. Any failure to remediate deficiencies noted by our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

We are dependent on the continued service of key executives and technical personnel whose expertise would be difficult to replace and, if we fail to retain key executives and personnel, there could be a material adverse effect on our business.

Our performance is substantially dependent on the performance of senior management and key technical personnel. We have employment agreements, which include non-compete provisions, with all members of senior management and certain key technical personnel. However, we cannot assure you that any of these senior managers or others will remain with us or that they will not compete with us in the event they cease to be employees, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, we have not purchased key person life insurance on any members of our senior management. Our future success also depends upon our continuing ability to identify, attract, hire and retain highly qualified personnel, including skilled technical, management, product and technology, and sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. There has in the past been, and there may in the future be, a shortage of qualified personnel in the career services market. We also compete for qualified personnel with other companies. A loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for expansion of our business, could have a material adverse effect on our business.

Our business is subject to U.S. and foreign government regulation of the Internet and taxation, which may have a material adverse effect on our business.

Congress and various state and local governments, as well as the EU, have passed legislation that regulates various aspects of the Internet, including content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services and intellectual property ownership. A number of proposals have been made at the state and local level that would impose taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of commerce over the Internet and could adversely affect our business, future results of operations, financial condition and liquidity. A law imposing a three-year moratorium on new taxes on Internet based transactions was enacted by Congress in October 1998. The moratorium was extended by Congress three different times with the expiration now being in

2014. This moratorium relates to new taxes on Internet access fees and state taxes on commerce that discriminate against out-of-state websites. Sales or use taxes imposed upon the sale of products or services over the Internet are not affected by this moratorium. We may be subject to restrictions on our ability to communicate with our customers through email and phone calls. Several jurisdictions have proposed or adopted privacy related laws that restrict or prohibit unsolicited email or "spam." These laws may impose significant monetary penalties for violations. For example, the CAN-SPAM Act of 2003, or "CAN-SPAM," imposes complex and often burdensome requirements in connection with sending commercial email. Key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices or services we offer or may offer. Although CAN-SPAM is thought to have preempted state laws governing unsolicited email, the effectiveness of that preemption is likely to be tested in court challenges. If any of those challenges are successful, our business may be subject to state laws and regulations that may further restrict our email marketing practices and the services we may offer. The scope of those regulations is unpredictable. Because a number of these laws are relatively new and still in the process of being implemented, we do not know how courts will interpret these laws. Therefore, we are uncertain as to how new laws or the application of existing laws will affect our business. Increased regulation of the Internet may therefore reduce the use of the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations, financial condition and liquidity.

We face risks relating to our foreign operations.

We operate in 18 markets around the world. For the year ended December 31, 2009, approximately 21% of our total revenues were generated outside of the United States. Such amounts are collected in local currency. As a result of operating outside the United States, we are at risk for exchange rate fluctuations between such local currencies and the United States dollar, which could affect our results of operations. To date, we have not engaged in exchange rate hedging activities and our Amended and Restated Credit Facility contains a restrictive covenant which limits our ability to hedge currency risk. Even were we to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the U.S. Internal Revenue Code of 1986, as amended, or the "Code," as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions. Our current or future international operations might not succeed for a number of reasons including:

- difficulties in staffing and managing foreign operations;
- competition from local recruiting services or employment advertising agencies;
- operational issues such as longer customer payment cycles;
- language and cultural differences;
- taxation issues;
- foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States;
- multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;
- the burdens of complying with a wide variety of foreign laws and regulations;
- difficulties in enforcing intellectual property rights in countries other than the United States; and
- general political and economic trends.

Our future growth depends on our ability to expand operations in international markets. We may have limited experience or we may need to rely on business partners in these markets, and our future growth will be materially adversely affected if we are unsuccessful in our international expansion efforts.

We operate local websites in numerous markets around the world. Our future growth will depend significantly on our ability to expand our brands and product offerings in additional international markets. As we expand into new international markets, we may have only limited experience in marketing and operating our products and services in such markets. In other instances, we may have to rely on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting the online recruitment and advertising industry medium and, as a result, our operations in international markets may not develop at a rate that supports our level of investment.

We may be impacted by unfavorable decisions in proceedings related to future tax assessments.

We operate in a number of jurisdictions and are from time to time subject to audits and reviews by various taxation authorities with respect to income, payroll, sales and use and other taxes and remittances, for current as well as past periods. We may become subject to future tax assessments by various authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. There are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the ultimate tax outcome may differ materially from the tax amounts recorded in our consolidated financial statements. Any amount we might be required to pay in connection with an ongoing audit or review or a future tax assessment may have a material adverse effect on our financial position, cash flows or overall results of operations.

Taxation risks could subject us to liability for past sales and cause our future sales to decrease.

We do not collect sales or other taxes on most of the services we provide in the U.S. Our operations, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations.

Currently, the individual states' sales and use tax regulations determine which services performed over the Internet are subject to sales and use tax. A number of states have been considering or have adopted initiatives that could impose sales and use taxes on certain services delivered over the Internet. If these initiatives are successful, we could be required to collect sales and use taxes in additional states. Also, a state may take the position under existing tax regulations that certain services we provide are subject to sales tax under current regulations. The imposition by state and local governments of various taxes upon certain services delivered over the Internet could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and potentially decrease our future sales.

We collect consumption tax (including value added tax, goods and services tax, and provincial sales tax) as applicable on services sold by us on some of our international sites. Additional foreign countries may seek to impose sales or other tax collection obligations on us.

A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of services could result in substantial tax liabilities for past sales, decrease our ability to compete, and otherwise harm our business.

A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisitions over the estimated fair value of the net assets acquired. As of December 31, 2009, we had $142.6 million of goodwill on our balance sheet, which represented approximately 54% of our total assets. We are not permitted to amortize goodwill under U.S. accounting standards and instead are required to review goodwill at least annually for impairment. During 2008, goodwill of $7.2 million related to eFinancialCareers'

U.S. operations was written off. In the event impairment is identified again in the future, a charge to earnings would be recorded. Although it would not affect our cash flow or financial position, a write-off in future periods of all or a part of our goodwill would have a material adverse effect on our overall results of operations. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill."

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We do not own any properties. Our corporate headquarters are located at 1040 Avenue of the Americas, New York, New York, where we lease approximately 7,500 square feet. We lease approximately 39,000 square feet of office space in two facilities in Urbandale, Iowa under two separate lease arrangements. We lease approximately 10,000 square feet of space to house our eFinancialCareers operation in London, England. We also have small sales offices in Cincinnati, Ohio; Singapore; and Sydney, Australia.

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease additional facilities as operations require.

Item 3. Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are currently not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 2009.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NYSE and commenced trading on July 18, 2007 under the ticker symbol "DHX". We have not listed our stock on any other markets or exchanges. Prior to July 18, 2007, there was no public market for our common stock. The high and low quarterly closing sales prices for the common stock for 2009, 2008, and 2007 were as follows:

	2009				2008				2007	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Third Quarter	Fourth Quarter
Low	$2.12	$2.82	$4.00	$5.38	$5.97	$6.29	$5.96	$2.62	$ 7.81	$ 7.95
High	$4.40	$5.30	$6.80	$6.95	$9.37	$9.04	$9.24	$6.68	$13.90	$13.09

Holders

As of January 29, 2010, there were 54 stockholders of record of our common stock and the last reported sale price of our stock as reported by the NYSE was $5.71. A significant number of the outstanding shares of common stock which are beneficially owned by individuals and entities are registered in the name of Cede & Co. Cede & Co. is a nominee of The Depository Trust Company, a securities depository for banks and brokerage firms.

Dividend Policy

While we did declare and pay dividends prior to our IPO, we have not declared or paid any cash dividends on our stock as a public company. We currently anticipate that all future earnings will be retained by the Company to support our long-term growth strategy. Accordingly, we do not anticipate paying periodic cash dividends on our stock for the foreseeable future.

Furthermore, we are restricted by our Amended and Restated Credit Agreement from paying cash dividends.

The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions.

Repurchases of Equity Securities

We did not repurchase any equity securities during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

Use of Proceeds

None.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information required by this item as of December 31, 2009 regarding compensation plans under which the Company's equity securities are authorized for issuance:

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options**	**Weighted-Average Exercise Price of Outstanding Options ($)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
Equity compensation plans approved by security holders	11,451,740	$2.82	1,413,250
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	11,451,740	$2.82	1,413,250

See also Item 7. "Management Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies—Stock and Stock-Based Compensation."

Performance Graph

The following graph shows the total shareholder return of an investment of $100 in cash on July 18, 2007 (the date on which our common stock was first traded on the NYSE) through December 31, 2009 (the last trading day of our common stock on the NYSE in 2009) for (i) our common stock, (ii) the Russell 2000 and (iii) the Dow Jones Internet Composite Index, at the closing price on July 17, 2007. All values assume reinvestment of the full amount of all dividends, if any.

Comparative Returns



$120.00
$100.00
$80.00
$60.00
$40.00
$20.00

	July 18, 2007	December 31, 2007	December 31, 2008	December 31, 2009
DHX	$100.00	$61.46	$31.38	$54.09
Russell 2000	$100.00	$90.68	$60.04	$76.35
Dow Jones Internet Composite Index	$100.00	$94.91	$53.37	$95.92

The returns shown on the graph do not necessarily predict future performance.

Item 6. Selected Financial Data

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this annual report.

The following consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from the audited consolidated financial statements and related notes of Dice Holdings, Inc. ("Successor"), which are included elsewhere in this Annual Report. The consolidated statements of operations data for the year ended December 31, 2006 and the four months ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from the audited consolidated financial statements and related notes of Dice Holdings, Inc. ("Successor"), which are not included in this Annual Report. The consolidated statements of operations data for the eight months ended August 31, 2005 has been derived from the audited consolidated financial statements and related notes of Dice Inc. ("Predecessor"), that do not appear in this Annual Report.

	Dice Holdings, Inc. (Successor)					Dice Inc. Reorganized (Predecessor)
	For the year ended December 31,				For the four months ended December 31, 2005	For the eight months ended August 31, 2005(1)
	2009	2008	2007	2006(2)		
	(in thousands, except per share information)					
Revenues	$109,991	$155,009	$ 142,350	$ 83,400	$16,975	$33,864
Operating expenses:						
Cost of revenues	7,501	9,862	8,647	4,628	1,181	2,358
Product development	3,866	4,425	4,188	2,359	597	1,048
Sales and marketing	35,241	57,019	53,427	33,456	8,106	13,708
General and administrative	18,857	21,277	19,194	10,263	2,880	4,612
Depreciation	3,715	3,689	2,971	1,699	350	956
Amortization of intangible assets	14,270	16,641	19,051	13,092	4,168	1,112
Impairment of goodwill and intangible assets	—	7,213	2,879	—	—	—
Total operating expenses	83,450	120,126	110,357	65,497	17,282	23,794
Operating income	26,541	34,883	31,993	17,903	(307)	10,070
Interest expense	(6,801)	(9,552)	(13,104)	(4,788)	(1,914)	(15)
Interest income	213	1,647	1,047	234	42	479
Gain (loss) from interest rate hedges	1,505	(2,568)	—	—	—	—
Other expense	(77)	—	—	—	(105)	(160)
Income (loss) from continuing operations before income taxes	21,381	24,410	19,936	13,349	(2,284)	10,374
Income tax expense (benefit)	7,890	9,573	6,692	5,110	(839)	4,325
Income (loss) from continuing operations	13,491	14,837	13,244	8,239	(1,445)	6,049
Discontinued operations:						
Income (loss) from discontinued operations	—	519	(1,718)	(2,471)	(488)	(442)
Income tax benefit from discontinued operations	—	—	3,981	1,010	211	258
Income (loss) from discontinued operations, net of tax	—	519	2,263	(1,461)	(277)	(184)
Net income (loss)	13,491	15,356	15,507	6,778	(1,722)	5,865
Convertible preferred stock dividends	—	—	(107,718)	(11,180)	—	—
Income (loss) attributable to common stockholders	$ 13,491	$ 15,356	$ (92,211)	$ (4,402)	$(1,722)	$ 5,865
Basic earnings (loss) per share (3):						
From continuing operations	$ 0.22	$ 0.24	$ (3.34)	$ (31.89)	$(15.67)	$302.56
From discontinued operations	—	0.01	0.08	(15.86)	(3.00)	(9.20)
	$ 0.22	$ 0.25	$ (3.26)	$ (47.75)	$(18.67)	$293.36
Diluted earnings (loss) per share (3):						
From continuing operations	$ 0.20	$ 0.23	$ (3.34)	$ (31.89)	$(15.67)	$270.51
From discontinued operations	—	0.01	0.08	(15.86)	(3.00)	(8.23)
	$ 0.20	$ 0.24	$ (3.26)	$ (47.75)	$(18.67)	$262.28
Weighted average shares outstanding:						
Basic	62,266	62,194	28,256	92	92	20
Diluted	66,074	65,345	61,416	59,873	51,632	22

	Dice Holdings, Inc. (Successor)					Dice Inc. Reorganized (Predecessor)
	For the year ended December 31,				For the four months ended December 31,	For the eight months ended August 31,
	2009	2008	2007	2006 (2)	2005	2005 (1)
	(in thousands, except per share information)					
Other Financial Data:						
Net cash provided by operating activities	$ 22,801	$ 54,176	$55,653	$ 40,852	7,922	16,262
Depreciation and amortization	17,985	20,330	22,022	14,791	4,518	2,068
Capital expenditures	(2,988)	(3,971)	(3,527)	(2,800)	(556)	(1,756)
Net cash provided by (used for) investing activities	(3,516)	(10,341)	(2,760)	(66,547)	(164,738)	5,452
Net cash provided by (used for) financing activities	(31,170)	(43,196)	(1,167)	27,964	160,381	(61)
Deferred revenue (4)	33,909	40,758	46,230	34,383	16,947	15,576

	Dice Holdings, Inc. (Successor)				
	At December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Cash and cash equivalents	$ 44,925	$ 55,144	$ 57,525	$ 5,684	$ 3,324
Goodwill and intangible assets, net	191,174	196,535	238,345	256,626	186,346
Total assets	262,555	283,169	341,587	302,327	207,818
Long-term debt, including current portion	50,300	81,500	124,400	89,000	49,000
Total stockholders' equity	148,620	123,506	120,627	134,335	110,261

(1) Reflects the acquisition of Targeted Job Fairs in January 2005.

(2) Reflects the eFinancialGroup Acquisition on October 31, 2006.

(3) Basic and diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of shares outstanding for the period. The impact of preferred stock outstanding and common stock options outstanding at December 31, 2007 and 2006, were anti-dilutive and therefore were excluded from the calculation of diluted earnings per share for those periods.

(4) Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects our increased ability to sign customers to long-term contracts. We recorded deferred revenue of $16.1 million on our consolidated balance sheet, as of August 31, 2005, prior to purchase accounting adjustments related to the 2005 Acquisition. As required by generally accepted accounting principles in the United States, or "U.S. GAAP," in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We estimated our obligation related to deferred revenue as a result of the 2005 Acquisition using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The estimated costs to fulfill our deferred revenue obligation in connection with the 2005 Acquisition were based on our expected future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue by $6.0 million, to $10.1 million. The reduction negatively impacted revenues by $3.6 million and $2.1 million for the periods ended December 31, 2005 and 2006, respectively. Similarly, we recorded deferred revenue for eFinancialGroup at the date of the acquisition of $3.6 million, prior to purchase accounting adjustments. We estimated our obligation related to deferred revenue based on future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue for eFinancialGroup by $2.4 million, to $1.2 million. The reduction negatively impacted revenues by $1.5 million and $918,000 during the year ended December 31, 2007 and 2006, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. See also "Note Concerning Forward-Looking Statement."

Information contained herein contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, competition from existing and future competitors, failure to maintain and develop our reputation and brand recognition, failure to increase or maintain the number of customers who purchase recruitment packages, cyclicality or downturns in the economy or industries we serve, and the failure to attract qualified professionals or grow the number of qualified professionals who use our websites. These factors and others are discussed in this Annual Report on Form 10-K under the headings "Risk Factors," "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

You should keep in mind that any forward-looking statement made by us herein, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements after the date hereof, except as required by federal securities laws.

Overview

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a long-term scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job postings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology professionals, and eFinancialCareers.com, the leading global career website for financial services professionals.

Our Company

Through our predecessors, we have been in the technology recruiting and career development business for 19 years. In 1999, the Dice.com service was acquired by Earthweb Inc., an Internet technology content provider, which at the time of the acquisition was a publicly held company with its common stock traded on the NASDAQ National Market. During 2000, Earthweb Inc. (which subsequently changed its name to Dice Inc.) made a strategic decision to focus on technology recruiting and career development and exited the technology content-based business.

From its inception through 2003, Dice Inc. sustained net operating losses and negative cash flows and during that period was primarily dependent upon its ability to raise debt and equity financing through public or private offerings in order to fund its operations. In addition, beginning in 2001, Dice Inc.'s liquidity issues worsened as a result of a decline in the demand for its products and services stemming from the downturn in the general labor market and more specifically in the technology labor market and due to the significant amount of indebtedness Dice Inc. had incurred. As a result, in 2002 Dice Inc. began pursuing discussions with the largest holder of its then outstanding debt securities regarding a pre-packaged Chapter 11 plan of reorganization under the United States Bankruptcy Code.

On February 14, 2003, Dice Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with respect to its pre-packaged plan of reorganization. The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective on June 30, 2003. In accordance with the Joint Plan of Reorganization, Dice Inc.'s pre-bankruptcy debt securities were eliminated in exchange for 95% of the common stock of the reorganized Dice Inc., with the remaining 5% of this common stock issued to the 130 largest holders of Dice Inc.'s pre-bankruptcy capital stock. The Dice Inc. stockholders who were not among the 130 largest holders received a pro rata allocation of $50,000. Under the Joint Plan of Reorganization all of Dice Inc.'s pre-bankruptcy capital stock, options and debt securities were cancelled upon its emergence from bankruptcy and Dice Inc. emerged from bankruptcy as a privately-held company.

In September 2004, Dice Inc. acquired substantially all of the assets of ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. Government security clearance, and in January 2005, acquired substantially all of the assets of Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States.

Dice Holdings, Inc. was incorporated on June 28, 2005 by investment funds organized by the General Atlantic Stockholders and the Quadrangle Stockholders. On August 31, 2005, Dice Holdings, Inc. purchased all of the outstanding common stock of Dice Inc. from its stockholders, and Dice Inc. became its wholly-owned subsidiary. Dice Holdings, Inc. is a holding company and its assets consist substantially of the capital stock of its three operating subsidiaries, Dice Inc., eFinancialGroup Limited and JobsintheMoney.com, Inc.

On October 31, 2006, Dice Holdings, Inc. acquired all of the outstanding capital stock of eFinancialGroup. eFinancialGroup operated the career websites eFinancialCareers.com, which targets financial services professionals and employers worldwide, and JobsintheMoney.com, which targets the finance and accounting job market in the United States, and a financial publishing business, eFinancialNews. As consideration for the acquisition, Dice Holdings, Inc. paid the stockholders of eFinancialGroup £56.5 million (or approximately $106.3 million at the exchange rate in effect on October 31, 2006) in cash and issued 3,628,992 shares of its Series A convertible preferred stock valued at $25.2 million. Immediately after the acquisition, Dice Holdings, Inc. sold eFinancialNews back to certain of eFinancialGroup's former stockholders for approximately $41.6 million in cash. Operating results of eFinancialGroup and JobsintheMoney occurring subsequent to the eFinancialGroup Acquisition are included in the consolidated operating results of Dice Holdings, Inc. Total consideration for eFinancialGroup, excluding eFinancialNews, was $89.9 million (which amount includes the value of 3,628,992 shares of the Series A convertible preferred stock of Dice Holdings, Inc. issued as partial consideration for the eFinancialGroup Acquisition).

We have provided certification test preparation and assessment products for technology professionals through our subsidiary, MeasureUp. In February 2007, we decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with our core business, and after unsuccessfully attempting to sell the business. We ceased all significant business activities of MeasureUp on March 30, 2007. Our historical financial statements present MeasureUp as a discontinued operation. Revenue for MeasureUp for the year ended December 31, 2007 totaled $835,000.

CyberMediaDice Careers Limited ("CMD") was a joint venture between Dice India and CyberMedia (India) Limited ("CyberMedia"), and the largest targeted vertical career website for technology professionals in India. During the fourth quarter 2007, we decided to exit the joint venture. We completed the sale on January 28, 2008, following the completion of all legal documents and conditions of the sale. Our historical financial statements present CMD as a discontinued operation. Revenue for Dice India for the years ended December 31, 2008 and 2007 were $37,000 and $501,000, respectively. Dice India experienced operating losses of $92,000 and $1.5 million, respectively over the same periods.

On June 10, 2009, we acquired substantially all of the assets of AllHealthcareJobs.com, a leading online career site dedicated to matching healthcare professionals with available career opportunities. The purchase price consisted of initial consideration of $2.7 million in cash (including working capital adjustments) and the issuance of 205,000 shares of the Company's common stock (with certain restrictions) valued at $959,000. Additional consideration of up to a maximum of $1.0 million in cash is payable upon the achievement of certain operating and financial goals over the two year period ending June 30, 2011.

Based on our operating structure, we have identified two reportable segments under the Segment Reporting topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Our reportable segments include DCS Online (which includes Dice.com and ClearanceJobs.com) and eFinancialCareers' business outside North America. Targeted Job Fairs, JobsintheMoney.com, AllHealthcareJobs and eFinancialCareers' North American operations do not meet certain quantitative thresholds, and therefore are reported in the aggregate in the Other segment.

Our Revenues and Expenses

We derive the majority of our revenues from customers who pay fees, either annually, quarterly or monthly, to post jobs on our websites and to access our searchable databases of resumes. Our fees vary by customer based on the number of individual users of our databases of resumes, the number and type of job postings purchased and the terms of the package purchased. In the United States, we sell recruitment packages that include both access to our databases of resumes and job posting capabilities. Internationally, our job postings and access to our resume databases are often sold separately and not as a single package. We believe the key metrics that are material to an analysis of our U.S. businesses are our total number of recruitment package customers and the revenue, on average, that these customers generate. Similar metrics are important to our international businesses. At December 31, 2009, Dice.com had approximately 5,900 total recruitment package customers and our other websites collectively served approximately 2,300 customers, including some customers who are also customers of Dice.com, as of the same date. Our revenues from continuing operations have grown significantly from $32.2 million in 2004 to $110.0 million in 2009; a 28% CAGR. However, the significant increase in the unemployment rate and general reduction in recruitment activity has negatively impacted our revenues and income during late 2008 and throughout 2009. During the year ended December 31, 2009, we experienced a decline in total revenues of 29% as compared to the same period in 2008. The decline in revenues is a result of reduced need for our services which impacted the number of companies using our primary services. We saw a decline in the number of customers served at Dice.com from approximately 7,600 customers to approximately 5,900 customers during 2009. We have begun to see improvement in recruitment activity during the latter half of 2009, which resulted in revenues in the fourth quarter of 2009 being flat with the third quarter of 2009, but still significantly lower than the fourth quarter of 2008.

Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects the impact of our ability to sign customers to long-term contracts. We recorded deferred revenue of $33.9 million and $40.8 million at December 31, 2009 and 2008, respectively.

Our ability to continue to grow our revenues will largely depend on our ability to grow our customer bases in the markets in which we operate by acquiring new recruitment package customers while retaining a high proportion of the customers we currently serve, and to expand the breadth of services our customers purchase from us. We continue to make investments in our business and infrastructure to help us achieve our long-term growth objectives.

Alternatively, a decrease in the unemployment rate or a labor shortage generally means that employers (including our customers) are seeking to hire more individuals, which would generally lead to more job postings and have a positive impact on our revenues and results of operations.

Other material factors that may affect our results of operations include our ability to attract qualified professionals to our websites and our ability to attract customers with relevant job opportunities. The more qualified professionals that use our websites, the more attractive our websites become to employers, which in turn makes them more likely to become our customers, resulting in positive impacts on our results of operations. If we are unable to continue to attract qualified professionals to our websites, our customers may no longer find our services attractive, which could have a negative impact on our results of operations. Additionally, in order to attract qualified professionals to our websites we need to ensure that our websites remain relevant.

The largest components of our expenses are personnel costs and marketing and sales expenditures. Personnel costs consist of salaries, benefits, and incentive compensation for our employees, including commissions for salespeople. Personnel costs are categorized in our statements of operations based on each employee's principal function. Marketing and sales expenditures primarily consist of online advertising and direct mailing programs.

Critical Accounting Policies

This discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, goodwill and intangible assets, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe are reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues when persuasive evidence of an agreement exists, delivery of service has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Payments received in advance of services being rendered are recorded as deferred revenue and recognized generally on a straight-line basis over the service period. We generate a majority of our revenue from the sale of recruitment packages.

Recruitment package revenues are derived from the sale to recruiters and employers a combination of job postings and access to a searchable database of candidates on Dice.com, Clearancejobs.com, eFinancialCareers.com and AllHealthcareJobs.com. Certain of our arrangements include multiple deliverables, which consist of the ability to post jobs and access to a searchable database of candidates. We determine the units of accounting for multiple element arrangements in accordance with the Multiple-Deliverable Revenue Arrangements subtopic of the FASB ASC. Specifically, we consider a delivered item as a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and, if the arrangement includes a general right of return relative to the delivered element, delivery or performance of the undelivered element is considered probable and is substantially within our control. Services to customers buying a package of available job postings and access to the database are delivered over the same period and revenue is recognized ratably over the length of the underlying contract, typically from one to twelve months. Revenue from the sale of classified job postings is recognized ratably over the length of the contract or the period of actual usage.

Fair Value of Acquired Businesses

We completed the acquisition of Dice Inc. in 2005, eFinancialGroup in 2006, and AllHealthcareJobs in 2009. FASB ASC topic on Business Combinations requires acquired businesses to be recorded at fair value by the acquiring entity. The Business Combinations topic also requires that intangible assets that meet the legal or separable criterion be separately recognized on the financial statements at their fair value, and provides guidance on the types of intangible assets subject to recognition. A significant component of the value of these acquired businesses has been allocated to intangible assets.

The significant assets acquired and liabilities assumed from our acquisitions consist of intangible assets, goodwill, deferred revenue and contingent consideration. Fair values of the technology and trademarks were determined using a profit allocation methodology which estimates the value of the trademark and brand name by capitalizing the profits saved because the company owns the asset. Fair values of the customer lists were estimated using the discounted cash flow method based on projections of the amounts and timing of future revenues and cash flows, discount rates and other assumptions as deemed appropriate. Fair values of the candidate database were determined based on the estimated cost to acquire a seeker applied to the number of active seekers as of the acquisition date. The acquired deferred revenue is recorded at fair value as it represents an assumed legal obligation. We estimated our obligation related to deferred revenue using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a reasonable profit margin. The estimated costs to fulfill our deferred revenue obligation were based on our expected future costs to fulfill our obligation to our customers. Contingent consideration is an obligation to transfer assets or equity interests to the former owners if certain future operating and financial goals are met. The fair value of the contingent consideration is determined based on management's estimation that certain events will occur and certain financial metrics will be reached. Goodwill is the amount of purchase price paid for an acquisition that exceeds the estimated fair value of the net identified tangible and intangible assets acquired.

The remaining useful life of the technology was determined through review of the technology roadmaps, the pattern of projected economic benefit of each existing technology asset, and the time period over which the majority of the undiscounted cash flows are projected to be achieved. The remaining useful life of the trademarks and brand names was determined based on the estimated time period over which each asset is projected to be used, the pattern of projected economic benefit, and the time period over which the majority of the undiscounted cash flows are projected to be achieved. The remaining useful life of the customer list was determined based on the projected customer attrition rates, the pattern of projected economic benefit of each list and the time period over which the majority of the undiscounted cash flows are projected to be achieved.

Determining the fair value for these specifically identified intangible assets involves significant professional judgment, estimates and projections related to the valuation to be applied to intangible assets such as customer lists, technology and trade names. The subjective nature of management's assumptions increases the risk associated with estimates surrounding the projected performance of the acquired entity. Additionally, as we amortize the finite-lived intangible assets over time, the purchase accounting allocation directly impacts the amortization expense we record on our financial statements.

Goodwill

As a result of our various acquisitions, we have recorded goodwill. We record goodwill when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.

We determine whether the carrying value of recorded goodwill is impaired on an annual basis or more frequently if indicators of potential impairment exist. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. Our annual impairment test for the goodwill from the 2005 Dice

Acquisition is performed as of August 31 by comparing the goodwill recorded from the 2005 Acquisition to the fair value of the DCS Online and Targeted Job Fairs reporting units. The annual impairment test performed as of August 31, 2009 resulted in no impairment. The goodwill at the eFinancialCareers' international business and eFinancialCareers' U.S. business, was the result of the eFinancialGroup Acquisition in October 2006. Goodwill at the AllHealthcareJobs reporting unit is the result of the acquisition of AllHealthcareJobs assets in June 2009. The annual test of impairment of goodwill from the eFinancialGroup and AllHealthcareJobs acquisitions is performed as of October 31 by comparing the goodwill recorded from these acquisitions to the fair value of the respective reporting units. The annual impairment test performed as of October 31, 2009 resulted in no impairment.

The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Fair values are determined either by using a discounted cash flow methodology or by using a combination of a discounted cash flow methodology and a market comparable method. The discounted cash flow methodology is based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. We consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flows analysis takes into consideration cash expenditures for product development, other technological updates and advancements to our websites and investments to improve our candidate databases. The market comparable method indicates the fair value of a business by comparing it to publicly traded companies in similar lines of business or to comparable transactions or assets. Considerations for factors such as size, growth, profitability, risk and return on investment are analyzed and compared to the comparable businesses and adjustments are made. A market value of invested capital of the publicly traded companies is calculated and then applied to the entity's operating results to arrive at an estimate of value. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of goodwill.

During the fourth quarter of 2008, we determined the goodwill at eFinancialCareers' U.S. reporting unit was impaired. The fair value of this reporting unit was determined by a discounted cash flow methodology. Cash flow projections for this reporting unit decreased significantly during the fourth quarter of 2008 due to the decline in recruitment activity in financial services. A non-cash charge of $7.2 million was recorded during the year ended December 31, 2008 for the impairment of goodwill at eFinancialCareers' U.S. reporting unit. The charge is reflected as Impairment of goodwill and intangible assets on the Consolidated Statements of Operations.

Indefinite-Lived Acquired Intangible Assets

The indefinite-lived acquired intangible assets include the Dice trademarks and brand name. The Dice.com trademark, trade name and domain name is one of the most recognized names of online job boards. Since Dice's inception in 1991, the brand has been recognized as a leader in recruiting and career development services for technology and engineering professionals. Currently, the brand is synonymous with the most specialized online marketplace for industry-specific talent. The brand has a significant online and offline presence in online recruiting and career development services. Considering the recognition and the awareness of the Dice brand in the talent acquisition and staffing services market, Dice's long operating history and the intended use of the Dice brand, the remaining useful life of the Dice.com trademark, trade name and domain name was determined to be indefinite.

We determine whether the carrying value of recorded indefinite-lived acquired intangible assets is impaired on an annual basis or more frequently if indicators of potential impairment exist. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded. The impairment test is performed annually as of August 31. No impairment was indicated during 2009.

The determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the indefinite-lived acquired intangible assets. Fair values are determined using a profit allocation methodology which estimates the value of the trademark and brand name by capitalizing the profits saved because the company owns the asset. We consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

Income Taxes

We utilize the liability method of accounting for income taxes as set forth in FASB ASC topic, Income Taxes. Under this method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have concluded that based on expected future results and the future reversals of existing taxable temporary differences, it is more likely than not that the deferred tax assets will be used in the future, net of valuation allowances. Uncertain tax positions are evaluated and amounts are recorded when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Judgment is required in evaluating each uncertain tax position to determine whether the more likely than not recognition threshold has been met.

Stock and Stock-Based Compensation

We have granted stock options to certain of our employees and directors under our 2005 Omnibus Stock Plan and our 2007 Equity Award Plan. We follow the Compensation- Stock Compensation subtopic of the FASB ASC.

The fair value of options granted during the years ended December 31, 2009, 2008 and 2007, was estimated on the grant date using Black-Scholes option-pricing model with the weighted average assumptions in the table below. Because our stock was not publicly traded during all of the periods during which options were granted, the average historical volatility rate for a similar entity was used. The expected life of the options granted was derived from historical exercise behavior. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	Periods Ended December 31,		
	2009	**2008**	**2007**
The weighted average fair value of options granted	$ 1.61	$ 2.06	$ 1.41
Dividend yield	0.00%	0.00%	0.00%
Weighted avarage risk free interest rate	1.38%	2.14%	4.62%
Weighted average expected volatility	64.94%	47.78%	35.54%
Expected life (in years)	4.6	4.0	4.0

Recent Developments

Long-term Debt

In addition to making our quarterly amortization payment on the term loan in 2010, we prepaid $5.0 million in January 2010 and an additional $5.0 million in early February 2010. All payments were on the term loan portion of our Amended and Restated Credit Facility. As of February 5, 2010, we had $40.0 million outstanding under the term loan. The $74.4 million available on the revolving credit facility remains undrawn.

Cyclicality

The labor market and certain of the industries that we serve have historically experienced short-term cyclicality. However, we believe that the economic and strategic value provided by online career websites has led to an overall increase in the use of these services during the most recent labor market cycle. That increased usage has somewhat lessened the impact of cyclicality on our businesses as compared to traditional offline competitors.

The significant increase in the unemployment rate and general reduction in recruitment activity has negatively impacted our revenues and income during late 2008 and throughout 2009. During the year ended December 31, 2009, we experienced a decline in total revenues of 29% as compared to the same period in 2008. The decline in revenues is a result of reduced need for our services which impacted the number of companies using our primary services. We saw a decline in the number of customers served at Dice.com from approximately 7,600 customers to approximately 5,900 customers during 2009. We have begun to see improvement in recruitment activity during the latter half of 2009, which resulted in revenues in the fourth quarter of 2009 being flat with the third quarter of 2009, but still significantly lower than the fourth quarter of 2008.

Any slowdown in recruitment activity that occurs will negatively impact our revenues and results of operations. Alternatively, a decrease in the unemployment rate or a labor shortage, including as a result of an increase in job turnover, generally means that employers (including our customers) are seeking to hire more individuals, which would generally lead to more job postings and have a positive impact on our revenues and results of operations. Based on historical trends, improvements in labor markets and the need for our services generally lag behind overall economic improvements. Additionally, there has historically been a lag from the time customers begin to increase purchases of our services and the impact to our revenues due to the recognition of revenue occurring over the length of the contract, which can be several months to a year.

Results of Operations

Our historical financial information discussed in this Annual Report on Form 10-K has been derived from the Company's financial statements and accounting records for the years ended December 31, 2009, 2008 and 2007. Consolidated operating results as a percent of revenue follows:

	For the year ended December 31,		
	2009	2008	2007
Revenues	**100.0%**	**100.0%**	**100.0%**
Operating expenses:			
Cost of revenues	6.8%	6.4%	6.1%
Product development	3.5%	2.9%	2.9%
Sales and marketing	32.0%	36.8%	37.5%
General and administrative	17.1%	13.7%	13.5%
Depreciation	3.4%	2.4%	2.1%
Amortization of intangible assets	13.0%	10.7%	13.4%
Impairment of goodwill and intangible assets	0.0%	4.7%	2.0%
Total operating expenses	**75.9%**	**77.5%**	**77.5%**
Operating income	**24.1%**	**22.5%**	**22.5%**
Interest expense	(6.2%)	(6.2%)	(9.2%)
Interest income	0.2%	1.1%	0.7%
Gain (loss) from interest rate hedges	1.4%	(1.7%)	0.0%
Other expense	(0.1%)	0.0%	0.0%
Income from continuing operations before income taxes	**19.4%**	**15.7%**	**14.0%**
Income tax expense	7.2%	6.2%	4.7%
Income from continuing operations	**12.3%**	**9.6%**	**9.3%**
Income from discontinued operations, net of tax	0.0%	0.3%	1.6%
Net income	**12.3%**	**9.9%**	**10.9%**

Comparison of Years Ended December 31, 2009 and 2008

Revenues

	Year ended December 31, 2009	Year ended December 31, 2008	Decrease	Percent Change
	(in thousands, except percentages)			
DCS Online	$ 80,918	$107,329	$(26,411)	-24.6%
eFinancialCareers	23,027	37,202	(14,175)	-38.1%
Other	6,046	10,478	(4,432)	-42.3%
Total revenues	**$109,991**	**$155,009**	**$(45,018)**	**-29.0%**

Our revenues were $110.0 million for the year ended December 31, 2009 compared to $155.0 million for the same period in 2008, a decrease of $45.0 million, or 29%.

We experienced a decline in the DCS Online segment of $26.4 million, or 25%. The decline in revenues is a result of reduced recruitment activity which impacted customer usage of our primary services. Our recruitment package customers decreased from approximately 7,600 at December 31, 2008 to approximately 5,900 at December 31, 2009, reflecting a decrease in demand due to the economic contraction in the United States. Average revenue per recruitment package customer declined from the year ended December 31, 2008 to the year ended December 31, 2009 by approximately 3%. Slightly offsetting the declines in revenue at Dice was an increase in ClearanceJobs revenue of $1.3 million for the year ended December 31, 2009 as compared to the same period in 2008. ClearanceJobs has been largely unaffected by the economic downturn as it continues to increase its customer count and revenues.

The eFinancialCareers segment experienced revenue decline of $14.2 million, or 38%. The strengthening of the U.S. dollar to the pound sterling caused $4.4 million of this reduction. The remaining $9.8 million reduction, or 26%, is the result of reduced recruitment activity in the markets we serve in the U.K., Europe, and Asia. Revenues from the Other segment, which consists of eFinancialCareers' North America operations, Targeted Job Fairs, AllHealthcareJobs (beginning in June 2009) and JobsintheMoney.com, declined by $4.4 million or 42%. This decline is also the result of reduced recruitment activities by our customers and thus, reduced demand for our services.

Cost of Revenues

	Year ended December 31, 2009	Year ended December 31, 2008	Decrease	Percent Change
	(in thousands, except percentages)			
Cost of revenues	$7,501	$9,862	$(2,361)	-23.9%
Percentage of revenues	6.8%	6.4%		

Our cost of revenues for the year ended December 31, 2009 were $7.5 million compared to $9.9 million for the same period in 2008, a decrease of $2.4 million, or 24%. The decrease in cost of revenues was the result of declines at all of our segments. The decline at DCS Online was $976,000, primarily due to a decrease in software subscription and maintenance costs needed to maintain our websites. Additionally, there was a decrease in costs as a result of decreasing the number of customer support personnel we employ, due to lower levels of user activity and compliance activity. Cost of revenues in our Other segment decreased by $1.0 million, primarily due to fewer job fairs being conducted. Cost of revenues for the eFinancialCareers segment decreased $338,000, mostly due to the strengthening of the U.S. dollar versus the pound sterling.

Product Development Expenses

	Year ended December 31,			Percent
	2009	2008	Decrease	Change
	(in thousands, except percentages)			
Product Development	$3,866	$4,425	$(559)	-12.6%
Percentage of revenues	3.5%	2.9%		

Product development expenses for the year ended December 31, 2009 were $3.9 million compared to $4.4 million for the same period in 2008, a decrease of $559,000 or 13%. The decrease was driven mostly by the eFinancialCareers segment, which decreased $313,000, relating to a decrease in salaries and benefit costs for the product development team in the United Kingdom who support eFinancialCareers websites serving Europe, the Middle East, Asia Pacific and North America. Additionally, a decrease of $194,000 at eFinancialCareers was due to the strengthening of the U.S. dollar versus the pound sterling. Product development expenses in the DCS Online segment did not decline as we continued to invest in enhancing our websites.

Sales and Marketing Expenses

	Year ended December 31,			Percent
	2009	2008	Decrease	Change
	(in thousands, except percentages)			
Sales and Marketing	$35,241	$57,019	$(21,778)	-38.2%
Percentage of revenues	32.0%	36.8%		

Sales and marketing expenses for the year ended December 31, 2009 were $35.2 million compared to $57.0 million for the same period in 2008, a decrease of $21.8 million, or 38%.

Advertising and other marketing costs for the DCS Online segment were $13.2 million for the year ended December 31, 2009 compared to $24.6 million for the same period in 2008, a decrease of $11.4 million, or 46%. The decrease was primarily due to reducing our online advertising spending, direct mail and email campaigns. We made reductions in our marketing spending as our business slowed and as the need to drive greater usage among job seekers has declined with lower customer activity. Despite this reduction in spending, traffic at Dice.com increased 12.5% during 2009 as compared to 2008, which contributes to high service levels for our customers.

During the year ended December 31, 2009, approximately 60% of our advertising and marketing spending for the U.S. businesses was focused on reaching professionals who visit our sites and increasing their levels of activity on the websites. The portion of our marketing spend that focused on attracting professionals to our sites has historically been approximately 75%. During 2009, we saw recruitment activity and job postings slow, while job seeker activity increased. With this set of circumstances, we reduced the amount of spending on job seeker marketing and still provided results that matched our customers' needs. We decreased the amount we spend on online media, particularly paid search and banner advertising programs. We continue to spend on paid search and technology-focused websites, and have continued our radio advertising campaign. In marketing to customers, we continue to dedicate the majority of our spend to direct mail and email campaigns focused on communicating the value proposition of our services to current, former and potential customers. In 2010 we intend to increase investments in marketing to capitalize on the improving market conditions, to match seeker activity to the anticipated increase in customer activity, and on the significant customer opportunity that exists.

The salaries, commissions, and benefits component of sales and marketing expense for the U.S. businesses was $10.9 million for the year ended December 31, 2009, compared to $14.4 million in 2008. Reduced commission expense due to the reduction in business contributed $2.4 million of this decrease with the remainder coming from a reduction in salaries and benefits as a result of a smaller sales force during the current period.

For the eFinancialCareers segment, we decreased overall sales and marketing expense by $4.0 million to $7.9 million for the year ended December 31, 2009 from $11.9 million for the prior year. Of this decrease, $1.8 million related to the strengthening of the U.S. dollar versus the pound sterling. Reduced commission expense due to the reduction in business contributed $638,000 of this decrease. The remainder of the decrease at eFinancialCareers of $1.6 million relates to a decline in marketing spending. Consistent with the U.S. businesses, we have made reductions in marketing spend as the business has slowed.

Sales and marketing expenses at the Other segment declined by $3.4 million from 2008 to 2009. Consistent with DCS Online, this was due to a planned reduction in marketing spending and lower commission expense.

General and Administrative Expenses

	Year ended December 31,			Percent
	2009	2008	Decrease	Change
	(in thousands, except percentages)			
General and administrative	$18,857	$21,277	$(2,420)	-11.4%
Percentage of revenues	17.1%	13.7%		

General and administrative expenses for the year ended December 31, 2009 were $18.9 million compared to $21.3 million for the same period in 2008, a decrease of $2.4 million, or 11%.

Our U.S. businesses realized a decrease in general and administrative expenses of $1.5 million in the year ended December 31, 2009 as compared to the same period in the prior year. Of this decrease, stock-based compensation expenses were $500,000 lower due to certain options becoming fully vested, and thus fully expensed during 2009. Additionally, we experienced a decrease in professional fees, insurance costs, and additional other public company costs of approximately $1.0 million.

General and administrative expense for eFinancialCareers decreased $947,000 in the year ended December 31, 2009, as compared to the same period in 2008. Of this decrease, $704,000 was from the strengthening of the U.S. dollar versus the pound sterling. The remainder of the decrease was due to reduced professional fees.

Depreciation

	Year ended December 31,			Percent
	2009	2008	Increase	Change
	(in thousands, except percentages)			
Depreciation	$3,715	$3,689	$26	0.7%
Percentage of revenues	3.4%	2.4%		

Depreciation expense for the years ended December 31, 2009 and 2008 was $3.7 million. Depreciation was consistent between periods due to consistent depreciable fixed asset balances during the periods.

Amortization of Intangible Assets

	Year ended December 31,			Percent
	2009	2008	Decrease	Change
	(in thousands, except percentages)			
Amortization	$14,270	$16,641	$(2,371)	-14.2%
Percentage of revenues	13.0%	10.7%		

Amortization expense for the year ended December 31, 2009 was $14.3 million compared to $16.6 million for the same period in 2008, a decrease of $2.4 million, or 14%. Amortization expense in the year ended December 31, 2009 decreased $2.4 million due to certain intangible assets from the Dice and eFinancialCareers acquisitions becoming fully amortized and by $752,000 due to the strengthening of the U.S. dollar compared to the pound sterling, partially offset by amortization of $719,000 for AllHealthcareJobs intangible assets.

Impairment of Intangible Assets

During fourth quarter 2008 and as a result of our annual impairment test, we determined a reduction in the carrying value of our eFinancialCareers U.S. reporting unit was warranted, based on a combination of factors, including the current and anticipated environment for financial services recruitment activity and the subsequent impact on future cash flows. As a result, a non-cash charge of $7.2 million, roughly half of the carrying value of the eFinancialCareers U.S. reporting unit, was recorded for the impairment of goodwill.

Operating Income

Operating income for the year ended December 31, 2009 was $26.5 million compared to $34.9 million for the same period in 2008, a decrease of $8.4 million, or 24%. The decrease is primarily the result of the decrease in revenues from all segments, offset by lower operating costs, primarily in the sales and marketing areas, and lower amortization costs. Additionally, the effect of the US dollar strengthening against the pound sterling resulted in operating income being $2.9 million lower in 2009 than in 2008.

Interest Expense

	Year ended December 31,			Percent
	2009	2008	Decrease	Change
	(in thousands, except percentages)			
Interest expense	$6,801	$9,552	$(2,751)	-28.8%
Percentage of revenues	6.2%	6.2%		

Interest expense for the year ended December 31, 2009 was $6.8 million compared to $9.6 million for the same period in 2008, a decrease of $2.8 million, or 29%. The decrease in interest expense was due to a larger amount of borrowings outstanding during the year ended December 31, 2008, on average, as compared to the same period in 2009. We made payments on the term loan portion of our Amended and Restated Credit Facility totaling $31.2 million and $42.9 million in 2009 and 2008, respectively. Amortization of deferred financing costs was $833,000 for each of the years ended December 31, 2009 and 2008.

Interest Income

Interest income for the year ended December 31, 2009 was $213,000 compared to $1.6 million for the same period in 2008, a decrease of $1.4 million. The decrease in interest income was due to lower cash and marketable securities balances in the year ended December 31, 2009, on average, as compared to the same period in 2008. The decreased cash balance was primarily due to less cash generated from operations and due to payments made on our Amended and Restated Credit Facility.

Gain (Loss) from Interest Rate Hedges

A gain from interest rate hedges of $1.5 million was recognized for the year ended December 31, 2009, compared to a loss of $2.6 million for the same period in 2008. These gains and losses result from changes in the fair value of our interest rate swap agreements. In December 2007, the Company entered into an interest rate swap agreement which fixed the interest rate on $60.0 million of LIBOR-based debt at 7.39% for the two-year period from January 2, 2008 to January 2, 2010. During the year ended December 31, 2009, fees of $514,000 were paid to reduce the notional amount of this swap to zero. In February 2008, the Company entered into an interest rate swap agreement which fixed the interest rate on $20.0 million of LIBOR-based debt at 6.37% for the three-year period from February 11, 2008 to February 11, 2011. The fair value of the swap agreements are reflected as an Interest rate hedge liability on the Consolidated Balance Sheets. During the first quarter of 2008, the Company elected hedge accounting under the Derivatives and Hedging topic of the FASB ASC. Subsequent to that election, the interest rate swap agreements became ineffective primarily due to the 3% minimum LIBOR rate in the Amended and Restated Credit Facility as the swap agreements do not contain a rate floor. The Company discontinued applying hedge accounting during 2008 because the swaps were ineffective and not expected to be effective in the future.

Income Taxes

	Year ended December 31,	
	2009	2008
	(in thousands, except percentages)	
Income from continuing operations before income taxes	$21,381	$24,410
Income tax expense	7,890	9,573
Effective tax rate	36.9%	39.2%

The effective income tax rate for the year ended December 31, 2009 was 36.9% compared to 39.2% for the same period in 2008. The decrease in the current period rate was impacted by a fourth quarter 2008 goodwill impairment charge of $7.2 that has no tax benefit partially offset by a $1.3 million tax benefit recognized in the second quarter of 2008 related to our determination that our foreign earnings will be indefinitely invested. We expect our quarterly effective tax rate to approximate 36-37% in future periods.

As of December 31, 2009 and December 31, 2008 we had net operating loss carry forwards for U.S. income tax purposes of approximately $0.3 million related to state income tax filings for which a $0.2 million valuation allowance has been established.

A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense follows:

	Year Ended December 31,	
	2009	2008
Federal statutory rate	35.0%	35.0%
Tax effect of permanent items	0.4%	1.0%
State taxes, net of federal effect	0.4%	0.8%
Impairment charge with no tax benefit	—	10.3%
Foreign earnings indefinitely reinvested	—	(5.5%)
Difference between foreign and U.S. rates	(1.6%)	(4.2%)
Unrecognized tax benefits	2.2%	0.1%
Other	0.5%	1.7%
Effective tax rate	36.9%	39.2%

Discontinued Operations

Discontinued operations represent the operations Dice India, our interest in a joint venture with CyberMedia. We sold our interest in the CyberMedia Dice joint venture in January 2008. Accordingly, the results of operations from these segments are reflected as discontinued operations for all periods presented. Income from discontinued operations, net of tax, for the year ended December 31, 2008 was $519,000.

Comparison of Years Ended December 31, 2008 and 2007

Revenues

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
DCS Online	$107,329	$102,215	$ 5,114	5.0%
eFinancialCareers	37,202	29,658	7,544	25.4%
Other	10,478	10,477	1	0.0%
Total revenues	**$155,009**	**$142,350**	**$12,659**	**8.9%**

Our revenues were $155.0 million for the year ended December 31, 2008 compared to $142.4 million for the same period in 2007, an increase of $12.7 million, or 8.9%.

We experienced growth in the DCS Online segment of $5.1 million, or 5.0%, as a result of a $10.1 million increase in revenues from existing customers, offset by a decline in revenues generated from new customers of $4.3 million and job postings purchased directly through our websites of $0.6 million. Our recruitment package customers decreased from approximately 8,700 at December 31, 2007 to approximately 7,600 at December 31, 2008, nearly all of which occurred during the fourth quarter of 2008, reflecting a decrease in demand due to the economic contraction in the United States. Average revenue per recruitment package customer remained flat from the year ended December 31, 2007 to the year ended December 31, 2008.

The eFinancialCareers segment demonstrated significant revenue growth of $7.5 million, or 25.4%, mainly driven by investments in key European and Asian markets driving an increase the number of customers who use our sites, combined with increased production from a growing sales force and strong performance from markets in which we have recently entered, offset by a $2.9 million unfavorable effect of currency translation from pound sterling to U.S. dollars. We experienced strong revenue gains in our top European markets, with the United Kingdom, our most mature market, generating 4.4% growth, Continental Europe and the Middle East markets growing revenues at 65.0%, and Southeast Asia, our newest market, growing 97.7% year-over-year.

Cost of Revenues

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
Cost of revenues	$9,862	$8,647	$1,215	14.1%
Percentage of revenues	6.4%	6.1%		

Our cost of revenues for the year ended December 31, 2008 were $9.9 million compared to $8.6 million for the same period in 2007, an increase of $1.2 million, or 14.1%. The increase in cost of revenues was driven by our DCS Online segment, which was $1.3 million higher than 2007, primarily due to an increase in software costs needed to maintain our websites. Additionally, there was an increase in costs as a result of increasing the number of network operations personnel we employ, which was needed in order to support an increase in user activity and compliance activity. Cost of revenues for the eFinancialCareers segment decreased $136,000, due mostly to a favorable effect from currency translation from pound sterling to U.S. dollar.

Product Development Expenses

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
Product Development	$4,425	$4,188	$237	5.7%
Percentage of revenues	2.9%	2.9%		

Product development expenses for the year ended December 31, 2008 were $4.4 million compared to $4.2 million for the same period in 2007, an increase of $237,000 or 5.7%. The increase was driven mostly by the eFinancialCareers segment, which increased $261,000, or 25.9% from 2007 to 2008, relating to an increase in consulting fees and salaries and benefit costs for the product development team in the United Kingdom who support eFinancialCareers websites serving Europe, the Middle East, Asia Pacific and North America.

Sales and Marketing Expenses

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
Sales and Marketing	$57,019	$53,427	$3,592	6.7%
Percentage of revenues	36.8%	37.5%		

Sales and marketing expenses for the year ended December 31, 2008 were $57.0 million compared to $53.4 million for the same period in 2007, an increase of $3.6 million, or 6.7%.

Advertising costs for the DCS Online segment were $21.3 million for the year ended December 31, 2008 compared to $20.1 million for the same period in 2007, an increase of $589,000, or 3.0%. The increase was primarily due to an increase in our online advertising spending, including our new brand awareness initiatives, direct mail and email campaigns and radio advertising campaigns we conducted during the year ended December 31, 2008, offset by managed reductions in job seeker marketing. As revenues have grown, we have increased our advertising spending.

In the case of Dice.com, approximately 75% of our advertising and marketing spending has been focused on increasing the number of professionals who visit Dice.com and their levels of activity on the website. We have increased the amount we spend on online media, particularly paid search programs, in order to drive more traffic to the website and we continue to spend on technology-focused websites. Additionally, we invested in more brand awareness and radio advertising campaigns during the year ended December 31, 2008. We have also increased our visibility at job seeker events in targeted markets and the amount of spending on maintaining the loyalty of existing professionals who already use the website. We have increased the amount we spend to reach employers and recruiters who pay to use our website services. A majority of the spending increase is in direct mail and email campaigns focused on communicating the value proposition of our services to current and potential customers.

The salaries, commissions, and benefits component of sales and marketing expense for the U.S. businesses was $14.3 million for the year ended December 31, 2008, which was consistent with the costs during the same period in 2007.

For the eFinancialCareers segment, we increased overall marketing expense by $2.1 million to $6.9 million for the year ended December 31, 2008 from $4.8 million for the year ended December 31, 2007. The increase was to elevate eFinancialCareers' exposure in the less penetrated markets of Continental Europe, Asia, and the Middle East, and to support traffic growth across all markets. Sales costs for eFinancialCareers outside of North America increased $261,000 primarily due to increased commissions driven by higher sales during the year ended December 31, 2008 as compared to the same period in 2007.

General and Administrative Expenses

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
General and Administrative	$21,277	$19,194	$2,083	10.9%
Percentage of revenues	13.7%	13.5%		

General and administrative expenses for the year ended December 31, 2008 were $21.3 million compared to $19.2 million for the same period in 2007, an increase of $2.1 million, or 10.9%.

Our U.S. businesses incurred an increase in general and administrative expenses of $2.2 million in the year ended December 31, 2008 as compared to the same period in the prior year. Of this increase, stock-based compensation expenses were $1.5 million due to the additional expense for options and restricted stock issued after December 31, 2006 and the reduction in the strike price of stock options in March 2007. Additionally, we incurred an increase in professional fees and additional other costs of being a public company of approximately $900,000. Increased costs of being a public company include insurance, audit fees, and investor relations and internal audit personnel.

General and administrative expense for eFinancialCareers decreased $155,000 in the year ended December 31, 2008, as compared to the same period in 2007. The decrease was primarily from favorable foreign exchange rates, offset by higher rent expense due to moving to new office space in mid-2007 and an increase in the provision for doubtful accounts, which is consistent with eFinancialCareers' revenue growth.

Depreciation

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
Depreciation	$3,689	$2,971	$718	24.2%
Percentage of revenues	2.4%	2.1%		

Depreciation expense for the year period ended December 31, 2008 was $3.7 million compared to $3.0 million for the same period in 2007, an increase of $718,000, or 24.2%. The increase was due to a greater depreciable fixed asset balance during the year ended December 31, 2008 compared to the same period in 2007 as a result of continued upgrades to our business systems and facilities.

Amortization of Intangible Assets

	Year ended December 31,			Percent
	2008	2007	Decrease	Change
	(in thousands, except percentages)			
Amortization	$16,641	$19,051	$(2,410)	-12.7%
Percentage of revenues	10.7%	13.4%		

Amortization expense for the year period ended December 31, 2008 was $16.6 million compared to $19.1 million for the same period in 2007, a decrease of $2.4 million, or 12.7%. Amortization expense in the year ended December 31, 2008 decreased due to certain intangible assets from the eFinancialCareers Acquisition becoming fully amortized in the last half of 2007 and due to the $2.9 million write-off of intangible assets of JobsintheMoney.com in the fourth quarter of 2007.

Impairment of Intangible Assets

	Year ended December 31,			Percent
	2008	2007	Increase	Change
	(in thousands, except percentages)			
Impairment of goodwill and intangible assets	$7,213	$2,879	$4,334	150.5%
Percentage of revenues	4.7%	2.0%		

During fourth quarter 2008 and as a result of our annual impairment test, we determined a reduction in the carrying value of our eFinancialCareers U.S. reporting unit was warranted, based on a combination of factors, including the current and anticipated environment for financial services recruitment activity and the subsequent impact on future cash flows. As a result, a non-cash charge of $7.2 million, roughly half of the carrying value of the eFinancialCareers U.S. reporting unit, was recorded for the impairment of goodwill.

In September 2007, we launched a redesigned JobsintheMoney website with an expectation that, together with an increased investment in marketing, overall performance for employers, recruiters, and finance and accounting professionals would improve. While the functionality of the website improved, there was no measurable improvement in financial performance. During the fourth quarter of 2007, management and the Board of Directors reassessed the strategic plan of JobsintheMoney. As a result of these strategic changes, management performed an impairment test and the carrying value of the intangible assets for JobsintheMoney, acquired as part of the eFinancialCareers October 31, 2006 acquisition, was reduced to zero, from $2.9 million.

Operating Income

Operating income for the year ended December 31, 2008 was $34.9 million compared to $32.0 million for the same period in 2007, an increase of $2.9 million, or 9.0%. The increase is primarily the result of the increase in revenues from both the DCS Online and eFinancialCareers segments, lower amortization costs and the favorable effect on expenses of currency translation from pound sterling to U.S. dollars, offset by an unfavorable effect on revenue from currency translation and increases in operating costs.

Interest Expense

	Year ended December 31,			Percent
	2008	2007	Decrease	Change
	(in thousands, except percentages)			
Interest expense	$9,552	$13,104	$(3,552)	-27.1%
Percentage of revenues	6.2%	9.2%		

Interest expense for the year ended December 31, 2008 was $9.6 million compared to $13.1 million for the same period in 2007, a decrease of $3.6 million, or 27.1%. The decrease in interest expense was due to a larger amount of borrowings outstanding in the year ended December 31, 2007, on average, as compared to the same period in 2008. We made borrowings under our Amended and Restated Credit Facility in March 2007, which were used to pay a dividend in March 2007 and to refinance the indebtedness outstanding under our prior credit facility. Also, the interest rates on our debt during the year ended December 2008 were lower than rates during the same period of 2007, primarily due to the decline in LIBOR rates between these periods. A portion of the March 2007 borrowings were repaid with proceeds from our IPO in July 2007. Furthermore, in addition to making our amortization and excess cash flow payments during 2008, $21.4 million of borrowings on the term loan facility were paid in September 2008 and $18.8 million of borrowing were paid in October 2008.

Interest Income

Interest income for the year ended December 31, 2008 was $1.6 million compared to $1.0 million for the same period in 2007, an increase of $600,000. The increase in interest income was due to larger cash and marketable securities balances in the year ended December 31, 2008, on average, as compared to the same period in 2007. The increased cash balance was due to cash generated from operations and cash from our IPO.

Gain (Loss) from Interest Rate Hedges

Other expense for the year ended December 31, 2008 totaled $2.6 million, from changes in the fair value of our interest rate swap agreements. In December 2007, the Company entered into an interest rate swap agreement which fixed the interest rate on $60.0 million of LIBOR-based debt at 7.39% for the two-year period from January 2, 2008 to January 2, 2010. In February 2008, the Company entered into an interest rate swap agreement which fixed the interest rate on $20.0 million of LIBOR-based debt at 6.37% for the three-year period from February 11, 2008 to February 11, 2011. The fair value of the swap agreements are reflected as an Interest rate hedge liability on the Consolidated Balance Sheets. During the first quarter of 2008, the Company elected hedge accounting under the FASB ASC topic on Derivatives and Hedging. Subsequent to that election, the interest rate swap agreements became ineffective primarily due to the 3% minimum LIBOR rate in the Amended and Restated Credit Facility as the swap agreements do not contain a rate floor. As the swaps are ineffective and we do not expect them to be effective in the future, the Company discontinued applying hedge accounting during the fourth quarter of 2008.

Income Taxes

	Year ended December 31,	
	2008	2007
	(in thousands, except percentages)	
Income from continuing operations before income taxes	$24,410	$19,936
Income tax expense	9,573	6,692
Effective tax rate	39.2%	33.6%

The effective income tax rate for the year ended December 31, 2008 was 39.2% compared to 33.6% for the same period in 2007. The increase in the fiscal 2008 rate was impacted by a fourth quarter 2008 goodwill impairment charge of $7.2 that has no tax benefit as well as a $1.6 million tax benefit related to a $4.6 million payment made to the holders of vested stock options in lieu of dividends in the prior period. This increase in the fiscal 2008 rate was partially offset by a $1.3 million tax benefit recognized in the second quarter of 2008 related to our determination that our foreign earnings will be indefinitely invested as well as the favorable impact of a decrease in non-U.S. statutory rates and changes related to state tax legislation compared to the prior period. We expect our quarterly effective tax rate to approximate 35% in future periods.

As of December 31, 2008 and 2007, we had net operating loss carry forwards for U.S. income tax purposes of approximately $0.3 million and $31.8 million, respectively. The remaining 2008 amount of $0.3 is related to state income tax filings for which a $0.2 valuation allowance has been established.

A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense follows:

	Year Ended December 31,	
	2008	2007
Federal statutory rate	35.0%	35.0%
Tax effect of permanent items	1.0%	0.5%
State taxes, net of federal effect	0.8%	2.0%
Payment in lieu of dividends on vested options	—	(8.1%)
Impairment charge with no tax benefit	10.3%	—
Foreign earnings indefinitely reinvested	(5.5%)	—
Difference between foreign and U.S. rates	(4.2%)	2.0%
Other	1.8%	2.2%
Effective tax rate	39.2%	33.6%

Discontinued Operations

Discontinued operations represent the operations Dice India, our interest in a joint venture with CyberMedia. We sold our interest in the CyberMedia Dice joint venture in January 2008. Accordingly, the results of operations from these segments are reflected as discontinued operations for all periods presented. Income from discontinued operations, net of tax, for the year ended December 31, 2008 was $519,000.

Liquidity and Capital Resources

We have summarized our cash flows for the years ended December 31, 2009, 2008 and 2007 (in thousands).

	Year Ended December 31,		
	2009	2008	2007
Cash provided by operating activities	$ 22,801	$ 54,176	$55,653
Cash used for investing activities	(3,516)	(10,341)	(2,760)
Cash used for financing activities	(31,170)	(43,196)	(1,167)

We have financed our operations primarily through cash provided by operating activities, our IPO, and the use of our Amended and Restated Credit Facility. At December 31, 2009, we had cash, cash equivalents and marketable securities of $49.1 million compared to $61.6 million at December 31, 2008. Marketable securities are comprised of highly liquid debt instruments of the U.S. government and government agencies and corporate debt securities.

Our principal sources of liquidity are cash, cash equivalents and marketable securities, as well as the cash flow that we generate from our operations. In addition, at December 31, 2009, we had $74.4 million in borrowing capacity under our Amended and Restated Credit Facility. We believe that our existing cash, cash equivalents, marketable securities, cash generated from operations and available borrowings under our Amended and Restated Credit Facility will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months and the foreseeable future thereafter. However, given the uncertainty of the credit markets, it is possible that one or more lenders under the revolving portion of the credit facility may refuse or be unable to satisfy their commitment to lend to us or we may need to refinance our debt and be unable to do so. In addition, our liquidity could be negatively affected by a further decrease in demand for our products and services. We may also make acquisitions and may need to raise additional capital through future debt financings or equity offerings to the extent necessary to fund such acquisitions, which we may not be able to do on a timely basis or on terms satisfactory to us or at all.

Comparison of Years Ended December 31, 2009 and 2008

Operating Activities

Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, changes in deferred tax assets and liabilities, share based compensation, impairment of goodwill and intangible assets, and gain or loss on interest rate hedges, and for the effect of changes in working capital. Net cash provided by operating activities was $22.8 million and $54.2 million for the years ended December 31, 2009 and 2008, respectively. The cash provided by operating activities during these periods declined primarily due to lower sales and the resulting reduction of cash inflows during the period, offset by operating expense declines. In addition, cash paid for income taxes was $14.3 million during the year ended December 31, 2009, a $7.7 million increase over the same period in 2008.

Investing Activities

Cash used for investing activities during the years ended December 31, 2009 and 2008 was $3.5 million and $10.3 million, respectively. Cash used for investing activities in the year ended December 31, 2009 was primarily attributable to purchases of marketable securities, capital expenditures of $3.0 million, and the acquisition of AllHealthcareJobs assets, partially offset by sales of marketable securities. Cash used for investing activities in the year ended December 31, 2008 was primarily attributable to purchases of marketable securities, partially offset by sales of marketable securities, and due to capital expenditures of $4.0 million. Capital expenditures are generally comprised of computer hardware, software, and website development costs.

Financing Activities

Cash used for financing activities during the year ended December 31, 2009 and 2008 was $31.2 million and $43.2 million, respectively. The cash used was primarily due to quarterly scheduled payments and prepayments made on the Amended and Restated Credit Facility.

Comparison of Years Ended December 31, 2008 and 2007

Operating Activities

Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, changes in deferred tax assets and liabilities, share based compensation, impairment of goodwill and intangible assets, and loss on interest rate hedges, and for the effect of changes in working capital. Net cash provided by operating activities was $54.2 million and $55.7 million for the years ended December 31, 2008 and 2007, respectively. The cash provided by operating activities during these periods was consistent primarily due to net income being consistent between the periods, while non-cash items increased by $11.5 million and the changes in working capital decreased by $11.5 million. The working capital changes were primarily due to the reduction in cash generated from changes in accounts receivable and deferred revenue, both due to the reduction in billings in the fourth quarter of 2008, as compared to the fourth quarter of 2007.

Investing Activities

Cash used for investing activities during the years ended December 31, 2008 and 2007 was $10.3 million and $2.8 million respectively. Cash used for investing in the year ended December 31, 2008 was primarily attributable to purchases of marketable securities, partially offset by sales of marketable securities, and due to capital expenditures of $4.0 million. Capital expenditures are generally comprised of computer hardware, software, and website development costs. Cash used for investing activities during the year ended December 31, 2007 was attributed to capital expenditures.

Financing Activities

Cash used for financing activities during the year ended December 31, 2008 was $43.2 million resulting primarily from payments on Amended and Restated Credit Facility. Cash used for financing activities during the year ended December 31, 2007 of $1.2 million was from dividends paid and cash payments in lieu of dividends totaling $112.5 million, payments under our credit facilities of $77.6 million, payments for financing costs of $2.4 million, and payments of costs related to our IPO of $2.9 million, offset by proceeds from our Amended and Restated Credit Facility of $113.0 million and proceeds from our IPO of $81.0 million.

Financings and Capital Requirements

In March 2007, we borrowed $113.0 million to pay dividends to our stockholders and make payments to holders of vested options. On July 23, 2007, we completed our IPO. We sold 6,700,000 shares of our common stock and selling stockholders sold an additional 10,000,000 shares of common stock at a price of $13.00 less underwriting discounts. The selling stockholders granted the underwriters a 30-day option to purchase up to an additional 2,505,000 shares of the Company's common stock at a price of $13.00, less underwriting commissions. On August 16, 2007, the underwriters exercised the option to acquire 292,000 of those shares. The proceeds, net of underwriting commissions received by us, were $81.0 million. We did not receive any proceeds from the sale of shares by the selling stockholders. We used the proceeds from the offering to repay outstanding indebtedness under the Amended and Restated Credit Facility.

We anticipate capital expenditures in 2010 to be approximately $4 to $5 million.

Amended and Restated Credit Facility

In March 2007, we entered into our Amended and Restated Credit Facility which provides for a revolving facility of $75.0 million and a term loan facility of $125.0 million, both of which mature on March 21, 2012. Quarterly principal payments of $250,000 are due on the term loan facility. We may prepay our revolving facility or the term loan facility at any time without penalty. Payments of principal on the term loan facility result in permanent reductions to that facility.

Borrowings under our Amended and Restated Credit Facility bear interest, at our option, at a LIBOR rate plus 3.25% or a reference rate plus 1.75%. During 2009 and 2008, we repaid $31.2 million and $42.9 million of the term loan. Borrowings at December 31, 2009 included $50.3 million under our term loan facility.

In addition to making our quarterly amortization payment on the term loan, we prepaid $5.0 million in January 2010 and an additional $5.0 million in early February 2010. These payments were all on the term loan facility and resulted in outstanding borrowings at February 5, 2010 of $40.0 million. Additionally, the $74.4 million available under the revolving credit facility remains undrawn.

In December 2007, the Company entered into an interest rate swap agreement which fixed the interest rate on $60.0 million of LIBOR-based debt at 7.39% for the two-year period from January 2, 2008 to January 2, 2010. During 2009, fees of $514,000 were paid to reduce the notional amount of this swap to zero. In February 2008, the Company entered into an interest rate swap agreement which fixed the interest rate on $20.0 million of LIBOR-based debt at 6.37% for the three-year period from February 11, 2008 to February 11, 2011.

Our existing and future domestic subsidiaries unconditionally guarantee our borrowings under the Amended and Restated Credit Facility. The obligations under the Amended and Restated Credit Facility and the guarantees are secured by substantially all of the individual assets of each of the borrowers and guarantors. Our Amended and Restated Credit Facility also contains certain financial covenants and requirements, including a Senior Leverage Ratio, Fixed Charge Coverage Ratio, and Minimum Adjusted EBITDA covenant and an Excess Cash Flow payment requirement. The Company was in compliance with all such covenants and requirements as of December 31, 2009. Refer to Note 8 in the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Commitments and Contingencies

The following table presents certain minimum payments due under contractual obligations with minimum firm commitments as of December 31, 2009:

	Payments by period				
	Total	2010	2011-2012	2013-2014	Thereafter
			(in thousands)		
Term loan facility	$50,300	$1,000	$49,300	$—	$ —
Operating lease obligations	6,100	1,236	1,994	768	2,102
Total contractual obligations	$56,400	$2,236	$51,294	$768	$2,102

We make commitments to purchase advertising from online vendors which we pay for on a monthly basis. We have no long-term obligations to purchase a fixed or minimum amount with these vendors.

Our principal commitments consist of obligations under operating leases for office space and equipment and long-term debt. During 2009, we entered into a lease for office space in New York, covering a period of ten and one half years, which began in September 2009 and increased future lease commitments by $4.0 million. As of December 31, 2009, we had $50.3 million outstanding under our Amended and Restated Credit Facility. Interest payments are due monthly on a portion of the facility and at varying, specified periods (to a maximum of three months) for the remaining portion. In addition to making our quarterly amortization payment on the term loan, we prepaid $5.0 million in January 2010 and an additional $5.0 million in early February 2010. These payments were all on the term loan facility and resulted in outstanding borrowings at February 5, 2010 of $40.0 million. See Note 8 "Indebtedness" in our consolidated financial statements for additional information related to our revolving facility.

Future interest payments on our term loan and revolving facilities are variable due to our interest rate being based on LIBOR or a reference rate. As discussed above, outstanding borrowings at February 5, 2010 were $40.0 million. We also have an interest rate swap agreement which fixed the interest rate on $20.0 million of LIBOR-based debt at 6.37% until February 11, 2011. Assuming a rate of 6.25% on our debt and payments on the swap agreements, interest payments are expected to be $3.6 million in 2010, $3.6 million in 2011-2012, and none thereafter.

We have contingent payments related to the AllHealthcareJobs acquisition of up to a maximum of $1.0 million in cash upon the achievement of certain operating and financial goals over the two year period ending June 30, 2011.

As of December 31, 2009, we have recorded approximately $5.8 million of unrecognized tax benefits as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits considered permanent differences, we have also recorded a liability for potential penalties and interest. Included in the balance of unrecognized tax benefits at December 31, 2009, are $5.8 million of tax benefits that, if recognized, would affect the effective tax rate.

Recent Accounting Pronouncements

For a discussion of new accounting pronouncements affecting the Company, refer to Note 2 of Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have exposure to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices.

Foreign Exchange Risk

We conduct business serving 18 markets, in five languages across Europe, Asia, Australia, and Canada using the eFinancialCareers name. For the years ended December 31, 2009 and 2008, approximately 21% and 24% of our revenues, respectively, were earned outside the U.S. and collected in local currency. We are subject to risk for exchange rate fluctuations between such local currencies and the pound sterling and the subsequent translation of the pound sterling to U.S dollars. We currently do not hedge currency risk as our Amended and Restated Credit Facility places limitations on our ability to hedge currency risk. A decrease in foreign exchange rates during a period would result in decreased amounts reported in our Consolidated Balance Sheets, Consolidated Statements of Operations, Stockholders' Equity, and of Cash Flows. For example, if foreign exchange rates between the pound sterling and U.S. dollar decreased by 1.0%, the impact on our revenues in 2009 would have been a decrease of approximately $230,000.

The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars using current exchange rates, with gains or losses included in the cumulative translation adjustment account, which is a component of stockholders' equity. As of December 31, 2009 and 2008 our translation adjustment, net of tax, decreased stockholders' equity by $10.0 and $15.6 million, respectively. The change from 2008 to 2009 is primarily attributable to the strengthening of the U.S. dollar against the pound sterling.

Interest Rate Risk

We have interest rate risk primarily related to borrowings under our Amended and Restated Credit Facility and related to our interest rate swap agreements. Borrowings under our Amended and Restated Credit Facility bear interest, at our option, at either a LIBOR rate plus 3.25% or a reference rate plus 1.75%. As of December 31, 2009, we had outstanding borrowings of $50.3 million under our Amended and Restated Credit Facility. During January 2010, we paid $5.3 million of borrowings (includes our quarterly amortization payment on the term loan) and in February 2010 we paid an additional $5.0 million, resulting in outstanding borrowings at February 5, 2009 of $40.0 million. If interest rates increased by 1.0%, interest expense in 2010 on our current borrowings and swap arrangement would decrease by approximately $200,000. The decrease in interest expense is the result of two factors: the rate we are currently paying on our LIBOR based borrowings and the payments on our interest rate swap. Interest expense on our LIBOR based borrowings is calculated with reference to a 3.0% LIBOR floor. Current LIBOR rates are more than 1.0% below the floor on our LIBOR based borrowings. Therefore, we would incur no additional expense if interest rates were to rise 1.0% because the 3.0% LIBOR floor would still be in effect, nor would we incur additional expense until LIBOR rates exceeded 3.0%. Additionally, LIBOR rates are currently more than 1.0% below the fixed rate on our interest rate swap; therefore as LIBOR rates rise, the difference between the fixed and floating portions of our interest rate swaps becomes smaller, reducing the net amount we pay on the swap and thus reducing interest expense.

We also have interest rate risk related to our portfolio of marketable securities and money market accounts. Our marketable securities and money market accounts will produce less income than expected if market interest rates fall.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dice Holdings, Inc.
Des Moines, Iowa

We have audited the accompanying consolidated balance sheets of Dice Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dice Holdings, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche, LLP

Des Moines, Iowa
February 10, 2010

DICE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008
(in thousands, except per share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 44,925	$ 55,144
Marketable securities	4,214	6,497
Accounts receivable, net of allowance for doubtful accounts of $1,764 and $1,504	11,336	12,653
Deferred income taxes—current	812	1,346
Prepaid and other current assets	2,266	2,219
Total current assets	**63,553**	**77,859**
Fixed assets, net	5,719	5,938
Acquired intangible assets, net	48,536	59,119
Goodwill	142,638	137,416
Deferred financing costs, net of accumulated amortization of $2,918 and $2,085	1,875	2,708
Other assets	234	129
Total assets	**$262,555**	**$283,169**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 10,205	$ 10,306
Deferred revenue	33,909	40,758
Current portion of long-term debt	1,000	1,000
Income taxes payable	601	2,195
Total current liabilities	**45,715**	**54,259**
Long-term debt	49,300	80,500
Deferred income taxes—non-current	10,886	15,998
Interest rate hedge liability	550	2,568
Accrual for unrecognized tax benefits	5,778	5,300
Other long-term liabilities	1,706	1,038
Total liabilities	**113,935**	**159,663**
Commitments and contingencies (Note 9)		
Stockholders' equity		
Convertible preferred stock, $.01 par value, authorized 20,000 shares; issued and outstanding: 0 shares	—	—
Common stock, $.01 par value, authorized 240,000; issued and outstanding: 62,502 and 62,210 shares, respectively	625	622
Additional paid-in capital	232,508	226,432
Accumulated other comprehensive loss	(10,013)	(15,557)
Accumulated deficit	(74,500)	(87,991)
Total stockholders' equity	**148,620**	**123,506**
Total liabilities and stockholders' equity	**$262,555**	**$283,169**

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009, 2008, and 2007
(in thousands, except per share amounts)

	For the year ended December 31,		
	2009	2008	2007
Revenues	$109,991	$155,009	$ 142,350
Operating expenses:			
Cost of revenues	7,501	9,862	8,647
Product development	3,866	4,425	4,188
Sales and marketing	35,241	57,019	53,427
General and administrative	18,857	21,277	19,194
Depreciation	3,715	3,689	2,971
Amortization of intangible assets	14,270	16,641	19,051
Impairment of goodwill and intangible assets	—	7,213	2,879
Total operating expenses	83,450	120,126	110,357
Operating income	26,541	34,883	31,993
Interest expense	(6,801)	(9,552)	(13,104)
Interest income	213	1,647	1,047
Gain (loss) from interest rate hedges	1,505	(2,568)	—
Other expense	(77)	—	—
Income from continuing operations before income taxes	21,381	24,410	19,936
Income tax expense	7,890	9,573	6,692
Income from continuing operations	13,491	14,837	13,244
Discontinued operations:			
Gain (loss) from discontinued operations	—	519	(1,718)
Income tax benefit from discontinued operations	—	—	3,981
Income from discontinued operations, net of tax	—	519	2,263
Net income	13,491	15,356	15,507
Convertible preferred stock dividends	—	—	(107,718)
Income (loss) attributable to common stockholders	$ 13,491	$ 15,356	$ (92,211)
Basic earnings (loss) per share:			
From continuing operations	$ 0.22	$ 0.24	$ (3.34)
From discontinued operations	—	0.01	0.08
	$ 0.22	$ 0.25	$ (3.26)
Weighted average basic shares outstanding	62,266	62,194	28,256
Diluted earnings (loss) per share:			
From continuing operations	$ 0.20	$ 0.23	$ (3.34)
From discontinued operations	—	0.01	0.08
	$ 0.20	$ 0.24	$ (3.26)
Weighted average diluted shares outstanding	66,074	65,345	28,256

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2007, 2008 and 2009
(in thousands except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2006	**55,169**	**$ 552**	**92**	**$ 1**	**$138,077**	**$ (6,124)**	**$ 1,829**	**$ 134,335**
Net income						15,507		15,507
Other comprehensive income:								
Foreign currency translation adjustment, net of tax of $550							1,296	1,296
Net unrealized gain on available-for-sale securities, net of tax of $2							5	5
Total comprehensive income								**16,808**
Stock based compensation					4,100			4,100
Preferred and common stock dividends declared ($1.95 per share)						(112,500)		(112,500)
Implementation of FASB Interpretation No. 48						(230)		(230)
Conversion of preferred securities to common stock	(55,169)	(552)	55,169	552				—
Proceeds from initial public offering, net of expenses incurred of $3,239			6,700	67	77,694			77,761
Exercise of common stock options			212	2	351			353
Balance at December 31, 2007	**—**	**—**	**62,173**	**622**	**220,222**	**(103,347)**	**3,130**	**120,627**
Net income						15,356		15,356
Other comprehensive income (loss):								—
Foreign currency translation adjustment, net of tax of $ -							(18,720)	(18,720)
Net unrealized gain on available-for-sale securities, net of tax of $19							33	33
Total comprehensive loss								**(3,331)**
Stock based compensation					5,590			5,590
Excess tax benefit over book expense from stock options exercised					562			562
Restricted stock issued			16	—				—
Exercise of common stock options			21	—	58			58
Balance at December 31, 2008	**—**	**—**	**62,210**	**622**	**226,432**	**(87,991)**	**(15,557)**	**123,506**
Net income						13,491		13,491
Other comprehensive income (loss):								—
Foreign currency translation adjustment, net of tax of $ -							5,578	5,578
Net unrealized loss on available-for-sale securities, net of tax of $19							(34)	(34)
Total comprehensive income								**19,035**
Stock based compensation					5,090			5,090
Excess tax benefit over book expense from stock options exercised					18			18
Restricted stock issued			45	—				—
Stock issued to acquire AllHealthcareJobs			205	2	957			959
Exercise of common stock options			42	1	11			12
Balance at December 31, 2009	**—**	**$ —**	**62,502**	**$625**	**$232,508**	**$ (74,500)**	**$(10,013)**	**$ 148,620**

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2008, and 2007
(in thousands)

	For the year ended December 31,		
	2009	2008	2007
Cash flows provided by operating activities:			
Net income	$ 13,491	$ 15,356	$ 15,507
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,715	3,689	2,971
Amortization of intangible assets	14,270	16,641	19,051
Deferred income taxes	(4,750)	2,915	(2,452)
Gain on sale of joint venture	—	(611)	—
Amortization of deferred financing costs	833	833	795
Share based compensation	5,090	5,590	4,100
Impairment of goodwill and intangible assets	—	7,213	2,879
(Gain) loss on interest rate hedges	(1,505)	2,568	—
Changes in operating assets and liabilities:			
Accounts receivable	1,631	4,443	(4,127)
Prepaid expenses and other assets	405	51	(1,266)
Accounts payable and accrued expenses	(1,087)	(327)	4,282
Income taxes payable	(2,182)	135	(284)
Deferred revenue	(7,332)	(3,570)	11,831
Payments to reduce interest rate hedge agreements	(514)	—	—
Other, net	736	(750)	2,366
Net cash provided by operating activities	22,801	54,176	55,653
Cash flows used for investing activities:			
Purchases of fixed assets	(2,988)	(3,971)	(3,527)
Purchases of marketable securities	(2,838)	(49,208)	(200)
Maturities and sales of marketable securities	5,000	42,838	999
Payment for the acquisition of AllHealthcareJobs	(2,690)	—	—
Other, net	—	—	(32)
Net cash used for investing activities	(3,516)	(10,341)	(2,760)
Cash flows used for financing activities:			
Proceeds from long-term debt	2,000	—	113,000
Payments on long-term debt	(33,200)	(42,900)	(77,600)
Dividends paid on convertible preferred stock	—	—	(107,718)
Dividends paid on common stock	—	—	(180)
Payments to holders of vested stock options in lieu of dividends	—	—	(4,602)
Financing costs paid	—	—	(2,364)
Proceeds from initial public offering	—	—	81,003
Payment of costs related to initial public offering	—	(354)	(2,884)
Proceeds from stock option exercises	12	58	353
Other	18	—	(175)
Net cash used for financing activities	(31,170)	(43,196)	(1,167)
Effect of exchange rate changes	1,666	(3,020)	115
Net change in cash and cash equivalents for the year	(10,219)	(2,381)	51,841
Cash and cash equivalents, beginning of year	55,144	57,525	5,684
Cash and cash equivalents, end of year	$ 44,925	$ 55,144	$ 57,525

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Dice Holdings, Inc. ("DHI" or the "Company"), a Delaware corporation, was incorporated on June 28, 2005 to acquire the stock of Dice Inc. ("Dice") and its subsidiaries, Dice Career Solutions, Inc. ("DCSI"), MUP, Inc. ("MeasureUp"), EW Knowledge Products, Inc. ("EWKP") and Dice India Holdings, Inc. ("Dice India") (the "Dice Inc. Acquisition"). In October 2006, the Company acquired eFinancialGroup Limited ("eFG") including its two subsidiaries, eFinancialCareers Limited ("eFC") and JobsintheMoney.com, Inc. ("JitM") (the "eFinancialGroup Acquisition"). In June 2009, the Company acquired substantially all of the assets of AllHealthcareJobs.com ("AllHealthcareJobs").

The Company provides online recruiting and career development services. DHI provides services to recruit and retain technology, engineering, finance, accounting, financial services, healthcare and security-cleared professionals through its principal operating subsidiaries. DCSI operates career management services for technology, engineering, healthcare and security-cleared professionals. DHI, through its subsidiaries eFC and JitM, operates career management services for finance, accounting and financial services professionals.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of DHI and its majority owned subsidiaries, Dice, DCSI, MeasureUp, EWKP, eFG, eFC, JitM, and Dice India. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of service has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is recognized net of customer discounts ratably over the service period. Payments received in advance of services being rendered are recorded as deferred revenue and recognized over the service period. The Company generates revenue from the following sources:

Recruitment packages. Recruitment package revenues are derived from the sale to recruiters and employers a combination of job postings and access to a searchable database of candidates on the Dice.com, Clearancejobs.com, efinancialcareers.com, AllHealthcareJobs.com and Jobsinthemoney.com websites. Certain of the Company's arrangements include multiple deliverables, which consist of the ability to post jobs and access to a searchable database of candidates. The Company determines the units of accounting for multiple element arrangements in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") subtopic on Multiple-Deliverable Revenue Arrangements. Specifically, the Company will consider a delivered item as a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and, if the arrangement includes a general right of return relative to the delivered element, delivery or performance of the undelivered element is considered probable and is substantially within the Company's control. Services to customers buying a package of available job postings and access to the database are delivered over the same period and revenue is recognized ratably over the length of the underlying contract, typically from one to twelve months. Revenue from the sale of classified job postings is recognized ratably over the length of the contract or the period of actual usage.

Job fair booth rentals. Job fair revenues are derived from renting booth space to recruiters and employers. Revenue from these sales is recognized when the job fair is held. Certain customers purchase access to resumes obtained at these career fairs, which revenue is recognized on a per event basis over the period of the contract.

Advertising revenue. Advertising revenue is recognized over the period in which the advertisements are displayed on the websites or at the time an e-mail is sent to registered members.

Concentration of Credit Risk—Substantially all of the Company's cash, cash equivalents and marketable securities have been invested in a diversified portfolio of high quality money market instruments, debt instruments of U.S. government agencies and corporate debt securities with readily determinable quoted market values. The money market instruments comprise short-term bank deposits and money market funds invested in U.S. treasury securities, U.S. government agency securities, European government securities and United Kingdom government securities. The Company believes it is not exposed to any significant credit risk.

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. No single customer represents 10% or more of revenues for the years ended December 31, 2009, 2008 and 2007.

Allowance for Doubtful Accounts—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Dice's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Statements of Cash Flows—All bank deposits and money market accounts are considered cash and cash equivalents.

The supplemental disclosures to the accompanying consolidated statements of cash flows are as follows (in thousands):

	2009	2008	2007
Supplemental cash flow information:			
Interest paid	$ 6,605	$8,026	$12,846
Taxes paid	14,283	6,553	320
Non-cash investing and financing activities:			
Issuance of common stock for the acquisition of AllHealthcareJobs	360	—	—
Contingent consideration to be paid in cash for the acquisition of AllHealthcareJobs	863	—	—
Issuance of restricted stock for the acquisition of AllHealthcareJobs	599	—	—
Capital expenditures on fixed assets included in accounts payable and accrued expenses	608	57	59
Costs for IPO included in accounts payable and accrued expenses	—	—	358

Marketable Securities—The Company's marketable securities are generally comprised of U.S. government and agency securities and corporate debt securities with readily determinable quoted market values. Marketable securities are classified and accounted for as available-for-sale and are reported at fair market value with the resulting net unrealized gains or losses reported as a separate component of stockholders' equity. If management determines that an unrealized loss is other-than-temporary, such loss will be charged to the statement of operations. There were no other-than-temporary charges during 2009, 2008 or 2007.

Fixed Assets—Depreciation of equipment, furniture and fixtures, computer software and capitalized website development costs are provided under the straight-line method over estimated useful lives ranging from two to five years. Amortization of leasehold improvements is provided over the shorter of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

Capitalized Software Costs—Capitalized software costs consist of costs to purchase and develop software for internal use. The Company capitalizes certain incurred software development costs in accordance with the

Internal Use Software subtopic of the FASB ASC. Costs incurred during the application-development stage for software bought and further customized by outside vendors for the Company's use and software developed by a vendor for the Company's proprietary use have been capitalized.

Website Development Costs—The Company capitalizes certain costs incurred in designing, developing, testing and implementing enhancements to its websites. These costs are amortized over the enhancement's estimated useful life, which generally approximates two years. Costs related to the planning and post implementation phases of website development efforts are expensed as incurred.

Goodwill and Indefinite-Lived Acquired Intangible Assets—Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The indefinite-lived acquired intangible assets include the Dice trademarks and brand name. The Company performs a test for impairment of goodwill and indefinite-lived intangible assets annually, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded asset is impaired. The impairment review process for goodwill compares the fair value of the reporting unit in which goodwill resides to its carrying value. The impairment review process for indefinite-lived intangible assets compares the fair value of the assets to their carrying value. The determination of whether or not the asset has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company's reporting units or the intangible asset. Changes in the Company's strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of goodwill or indefinite-lived intangible assets.

Foreign Currency Translation—For the Company's foreign operations whose functional currency is not the U.S. dollar, the assets and liabilities are translated into U.S. dollars at current exchange rates. Resulting translation adjustments are reflected as other comprehensive income (loss) in stockholders' equity. Revenue and expenses are translated at average exchange rates for the period. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Advertising Costs—The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2009, 2008 and 2007 was $20.7 million, $33.2 million, $31.4 million, respectively.

Income Taxes—The Company recognizes deferred taxes by the asset and liability method. Under this method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are stock based compensation, amortization of intangible assets, net operating loss carry forwards and deferred revenue.

Stock-Based Compensation—The Company has two plans to grant stock options to certain employees and directors of the Company and its subsidiaries. See Note 12.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate their fair values. The Company's long-term debt consists of borrowings under its credit facility. See Note 4 for fair value disclosures.

Risks and Uncertainties—DHI has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully execute its business plan, certain assets may not be recoverable.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. DHI's significant estimates include the useful lives and valuation of fixed assets and intangible assets; the income tax valuation allowance; the assumptions used to value the stock options of the Company; and the valuation of assets acquired and liabilities assumed from acquisitions.

Net Income (Loss) per Common and Common Equivalent Share—The Company follows the Earnings per Share topic of the FASB ASC in computing earnings per share ("EPS"). The two-class method establishes the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Earnings available to common shareholders for the period, after deduction of convertible preferred stock dividends, are allocated between the common and convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing income allocable to common shareholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares outstanding. The Company calculates diluted EPS under the if-converted method unless the conversion of the convertible preferred stock is anti-dilutive to basic EPS. To the extent convertible preferred stock is anti-dilutive, the Company calculates diluted EPS under the two-class method to include the effect of potential common shares. See Note 16.

New Accounting Pronouncements— On July 1, 2009, the Financial Accounting Standards Board ("FASB") launched its Accounting Standards Codification ("FASB ASC" or the "Codification"). The ASC is the single source of nongovernmental authoritative generally accepted accounting principals in the United States ("U.S. GAAP") and was effective for interim and annual periods ending after September 15, 2009. The Codification is a reorganization of U.S. GAAP into a topical format that eliminates the previous U.S. GAAP hierarchy. References to accounting standards in this Form 10-K now refer to the relevant ASC topic.

Effective January 1, 2009, the Company adopted new accounting standards in the FASB ASC topic on Business Combinations (formerly SFAS No. 141R) and in the ASC topic on Consolidations (formerly SFAS No. 160). These standards change the accounting for business combinations and noncontrolling interests (formerly known as minority interests) including requiring more assets acquired and liabilities assumed to be measured at fair value, requiring liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period, requiring the acquirer in preacquisition periods to expense all acquisition-related costs and requiring noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. The acquisition of the assets of AllHealthcareJobs in June 2009 was accounted for under the new standards. The acquisition was not deemed significant to the Company's financial results, thus limited disclosures are presented herein.

Effective January 1, 2009, the Company adopted new accounting standards in the FASB ASC topic on Derivatives and Hedging (formerly SFAS No. 161). This standard requires companies to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. See Note 8.

Effective June 30, 2009, the Company adopted new accounting standards in the ASC topic on Financial Instruments (formerly FASB Staff Position FAS 107-1 and Accounting Principles Board Opinion 28-1). The standards require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. See Note 4.

Effective June 30, 2009, the Company adopted new accounting standards in the ASC topic on Subsequent Events (formerly SFAS No. 165). This standard provides guidance on management's assessment of subsequent events. Historically, management relied on U.S. auditing literature in AICPA Professional Standard, AU Section 560. The new standard did not significantly change practice because its guidance is similar to AU Section 560. The date through which subsequent events have been evaluated is February 10, 2010, the date on which the financial statements were issued.

In October 2009, new accounting standards were issued in the ASC subtopic on Revenue Recognition-Multiple-Element Arrangements. The standards enable Companies to account for certain products and services (deliverables) separately rather than as a combined unit. The standards are effective for the Company beginning on January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact these standards will have on its financial statements.

In January 2010, the FASB issued new standards in the ASC topic on Fair Value Measurements and Disclosures. These standards require new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements, The standards also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for the Company beginning with its first interim filing in 2010. The disclosures about the rollforward of information in Level 3 are required for the Company with its first interim filing in 2011. The Company is currently evaluating the impact these standards will have on its financial statements.

3. DISCONTINUED OPERATIONS

MeasureUp—The Company provided certification test preparation and assessment products for technology professionals through its subsidiary, MUP, Inc. (formerly known as MeasureUp, Inc.) ("MeasureUp"). In February 2007, the Company decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses, the lack of an operational or strategic fit with the Company's core business, and after unsuccessfully attempting to sell the business. All significant business activities of MeasureUp were ceased on March 30, 2007. Accordingly, the Company reflects the related assets, liabilities, and results of operations from this segment as discontinued operations for all periods presented. Expenses that are not directly identified to MeasureUp or are considered corporate overhead have not been allocated to this segment in arriving at results from discontinued operations.

Summary results of operations for the former MeasureUp operating segment prior to ceasing operations were as follows for the year ended December 31, 2007 (in thousands):

Revenues	$ 835
Operating expenses:	
Cost of revenues	173
Product development	600
Sales and marketing	288
General and administrative	332
Depreciation	16
Other expense (income)	(331)
Total operating expenses	1,078
Operating loss	(243)
Income tax benefit	3,997
Income from discontinued operations	$3,754

There were no assets or liabilities associated with MeasureUp as of December 31, 2009 or 2008. The income tax benefit in 2007 is the result of abandoning the operations of MeasureUp. Intangible assets related to MeasureUp were written off in 2006. There was no goodwill associated with MeasureUp.

Dice India—Dice India entered into a joint venture agreement with CyberMedia (India) Limited ("CyberMedia") in 2004 to form CyberMedia Dice ("CMD"), an online technology-focused career website for the posting of technology-related jobs based in India. Dice India, a wholly owned subsidiary of Dice Holdings, Inc., owned a majority of CMD. During the fourth quarter of 2007, Dice India decided to exit the joint venture, after assessing the long-term economic viability of the business in light of its operating losses. The Company sold its interest in the joint venture to an affiliate of CyberMedia in January 2008. Accordingly, the Company has reflected the related assets, liabilities, and results of operations from this segment as discontinued operations for all periods presented. Expenses that are not directly identified to Dice India or are considered corporate overhead have not been allocated to this segment in arriving at results from discontinued operations. Summary results of operations for Dice India were as follows (in thousands):

	For the period ended December 31,	
	2008	2007
Revenues	$ 37	$ 501
Operating expenses:		
Cost of revenues	14	254
Sales and marketing	40	1,132
General and administrative	75	354
Depreciation	—	102
Other expense	—	134
Total operating expenses	129	1,976
Operating loss	(92)	(1,475)
Gain on sale of joint venture	611	—
Income tax benefit (expense)	—	(16)
Income (loss) from discontinued operations	$519	$(1,491)

There were no assets or liabilities associated with Dice India as of December 31, 2009 or 2008.

4. FAIR VALUE MEASUREMENTS

The FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value and requires certain disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. As a basis for considering assumptions a three-tier fair value hierarchy is used, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets
- Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Money market funds are included in cash and cash equivalents on the Consolidated Balance Sheets. The money market funds and marketable securities are valued using quoted prices in the market. The interest rate hedge liabilities are valued using observable inputs from a third-party provider. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate their fair values. The estimated fair value of long-term debt, as of December 31, 2009 and 2008 was approximately $50 million and $64 million, respectively, based on an estimate of current rates for debt of the same remaining maturities.

The Company has an obligation to transfer cash to the former owners of AllHealthcareJobs if certain future operating and financial goals are met. The fair value of this contingent consideration is determined based on management's estimation that certain events will occur and certain financial metrics will be reached. There is no market data available to use in valuing the contingent consideration, therefore the Company developed its own assumptions related to the future sales performance of the AllHealthcareJobs business to estimate the fair value of this liability. The liability for the contingent consideration was established at the time of acquisition in June 2009 and is evaluated at each reporting period. No changes to the liability have occurred from acquisition to December 31, 2009.

The assets and liabilities measured at fair value on a recurring basis are as follows (in thousands):

	As of December 31, 2009			
	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$23,655	$—	$—	$23,655
Marketable securities	4,214	—	—	4,214
Interest rate hedge liability—non-current	—	550	—	550
Contingent consideration to be paid in cash for the acquisition of AllHealthcareJobs	—	—	863	863

	As of December 31, 2008			
	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$33,957	$ —	$—	$33,957
Marketable securities	6,497	—	—	6,497
Interest rate hedge liability—non-current	—	2,568	—	2,568

Certain assets and liabilities are measured at fair value on a non-recurring basis and therefore are not included in the table above. These assets include goodwill and intangible assets and result as acquisitions occur. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable. Such instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

In June 2009, the Company acquired substantially all of the assets of AllHealthcareJobs.com, a leading online career site dedicated to matching healthcare professionals with available career opportunities. The purchase price consisted of initial consideration of $2.7 million in cash (including working capital adjustments) and the issuance of 205,000 shares of the Company's common stock (with certain restrictions) valued at $959,000. Additional consideration of up to a maximum of $1.0 million in cash is payable upon the achievement of certain operating and financial goals over the two year period ending June 30, 2011. The acquisition resulted in recording intangible assets of $3.1 million and goodwill of $1.4 million.

The Company determines whether the carrying value of recorded goodwill is impaired on an annual basis or more frequently if indicators of potential impairment exist. The impairment test for goodwill from the 2005 Dice Inc. acquisition is performed annually as of August 31 and the impairment test for goodwill from the 2006 eFinancialCareers acquisition and the 2009 AllHealthcareJobs acquisition is performed annually as of October 31. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the reporting units. Fair values of each reporting unit are determined either by using a discounted cash flow methodology or by using a combination of a discounted cash flow methodology and a market comparable method. The discounted cash flow methodology is based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. Factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements are considered. Additionally, the discounted cash flows analysis takes into consideration cash expenditures for product development, other technological updates and advancements to the websites and investments to improve the candidate databases. The market comparable method indicates the fair value of a business by comparing it to publicly traded companies in similar lines of business or to comparable transactions or assets. Considerations for factors such as size, growth, profitability, risk and return on investment are analyzed and compared to the comparable businesses and adjustments are made. A market value of invested capital of the publicly traded companies is calculated and then applied to the entity's operating results to arrive at an estimate of value.

The indefinite-lived acquired intangible assets include the Dice trademarks and brand name. The Company determines whether the carrying value of recorded indefinite-lived acquired intangible assets is impaired on an annual basis or more frequently if indicators of potential impairment exist. The annual impairment test is performed annually as of August 31. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded. The determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the indefinite-lived acquired intangible assets. Fair values are determined using a profit allocation methodology which estimates the value of the trademark and brand name by capitalizing the profits saved because the company owns the asset. Factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements are considered. Changes in Company strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

5. MARKETABLE SECURITIES

DHI's marketable securities are stated at fair value. The following tables summarize the Company's marketable securities as of December 31, 2009 and 2008 (in thousands):

	December 31, 2009			
	Maturity	Gross Amortized Cost	Gross Unrealized Gain	Estimated Fair Value
U.S. Government and agencies	Within one year	$4,203	$—	$4,203
Corporate debt securities	1 to 5 years	11	—	11
Total		$4,214	$—	$4,214

	December 31, 2008			
	Maturity	Gross Amortized Cost	Gross Unrealized Gain	Estimated Fair Value
U.S. Government and agencies	Within one year	$5,028	$ 18	$5,046
U.S. Government and agencies	1 to 5 years	1,404	36	1,440
Corporate debt securities	1 to 5 years	11	—	11
Total		$6,443	$ 54	$6,497

6. FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Computer equipment and software	$ 11,247	$10,066
Furniture and fixtures	656	603
Leasehold improvements	1,625	1,560
Capitalized website development costs	3,035	1,966
	16,563	14,195
Less: Accumulated depreciation and amortization	(10,844)	(8,257)
Fixed assets, net	$ 5,719	$ 5,938

7. ACQUIRED INTANGIBLE ASSETS, NET

Below is a summary of the major acquired intangible assets and the weighted average amortization period for the acquired identifiable intangible assets (in thousands):

	As of December 31, 2009						
	Cost	Acquisition of All Healthcare Jobs	Total Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$ 12,420	$ 138	$ 12,558	$(12,396)	$ (61)	$ 101	3.7 years
Trademarks and brand names—Dice	39,000	—	39,000	—	—	39,000	Indefinite
Trademarks and brand names—Other	6,400	870	7,270	(4,279)	(474)	2,517	4.6 years
Customer lists	36,361	582	36,943	(30,483)	(667)	5,793	4.6 years
Candidate database	17,440	1,542	18,982	(17,811)	(46)	1,125	3.5 years
Order backlog	—	17	17	(17)	—	—	.5 years
Acquired intangible assets, net	$111,621	$3,149	$114,770	$(64,986)	$(1,248)	$48,536	

	As of December 31, 2008				
	Total Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$ 12,420	$(10,168)	$ (126)	$ 2,126	3.75 years
Trademarks and brand names—Dice	39,000	—	—	39,000	Indefinite
Trademarks and brand names—Other	6,400	(3,086)	(644)	2,670	5 years
Customer lists	36,361	(23,035)	(953)	12,373	4.5 years
Candidate database	17,440	(14,427)	(63)	2,950	3.75 years
Acquired intangible assets, net	$111,621	$(50,716)	$(1,786)	$59,119	

In September 2007, the Company launched a redesigned JobsintheMoney website with an expectation that, together with an increased investment in marketing, overall performance for employers, recruiters, and finance and accounting professionals would improve. While the functionality of the website improved, there was no measurable improvement in financial performance. Therefore, the carrying value of the intangible assets for JobsintheMoney, acquired as part of the eFinancialGroup Acquisition, was reduced to zero from $2.9 million during 2007.

Based on the carrying value of the acquired finite-lived intangible assets recorded as of December 31, 2009, and assuming no subsequent impairment of the underlying assets, the estimated future amortization expense is as follows (in thousands):

2010	$ 7,584
2011	1,612
2012	274
2013	66

Indefinite Life on Trade Name

The Dice.com Trade Name / Trademark / Domain Name is one of the most recognized names of online job boards. Since Dice's inception in 1991, the brand has been recognized as a leader in recruiting and career development services for technology and engineering professionals. Currently, the brand is synonymous with the most specialized online marketplace for technology industry-specific talent. The brand has significant online and offline presence in online recruiting and career development services. Considering the recognition of the brand, its long history, awareness in the talent acquisition and staffing services market, and the intended use, the remaining useful life of the Dice.com Trade Name / Trademark / Domain Name was determined to be indefinite.

8. INDEBTEDNESS

In March 2007, the Company entered into an Amended and Restated Financing Agreement (the "Amended and Restated Credit Facility") which provides for a revolving credit facility of $75.0 million and a term loan facility of $125.0 million, maturing in March 2012. Borrowings under the facility bear interest, at the Company's option, at the LIBOR Rate plus 3.25% or a reference rate plus 1.75%. Quarterly payments of $250,000 of principal are required on the term loan facility. Payments of principal on the term loan facility result in permanent reductions to that facility. Payments of principal of $31.2 million and $42.9 million on the term loan were made during the year ended December 31, 2009 and 2008, respectively. In January 2010, in addition to making the required quarterly amortization payment on the term loan, the Company prepaid $5.0 million, and an additional $5.0 million was prepaid in early February 2010. These payments resulted in outstanding borrowings of $40.0 million as of February 5, 2010.

The borrowing capacity of the revolving credit facility is reduced by reserves against our interest rate swaps, which are determined by the swap counterparty. As of December 31, 2009, the $74.4 million available under the revolving credit facility remains undrawn.

The Company's existing and future domestic subsidiaries unconditionally guarantee borrowings under the Amended and Restated Credit Facility. The obligations under the Amended and Restated Credit Facility and the guarantees are secured by substantially all of the personal assets of each of the borrowers and guarantors.

Financing costs incurred at the inception of the Amended and Restated Credit Facility were capitalized and are being amortized over the term of the agreement and are included as interest expense. Amortization of deferred financing costs totaled $833,000, $833,000, and $795,000 during the years ended December 31, 2009, 2008, and 2007, respectively.

The Amended and Restated Credit Facility also contains certain financial covenants, including the following:

- Senior Leverage Ratio, which requires the ratio of senior debt to adjusted EBITDA for the most recently completed 12 months to exceed certain thresholds. The senior leverage ratio is tested on a quarterly basis. As of December 31, 2009, the senior leverage ratio was required to be no greater than 3.0:1.0.
- Fixed Charge Coverage Ratio, which requires the ratio of (i) adjusted EBITDA for the most recently completed 12 months less income tax expense and capital expenditures to (ii) the sum of scheduled debt repayments and net interest expense to be in excess of certain thresholds. The fixed charge coverage ratio is tested on a quarterly basis. As of December 31, 2009 the fixed charge coverage ratio was required to be in excess of 1.5:1.0.
- Minimum Adjusted EBITDA, requires adjusted EBITDA for the most recently completed 12 months to exceed certain thresholds if the senior leverage ratio is greater than or equal to 3.0:1.0. Minimum Adjusted EBITDA is tested on a quarterly basis. As of December 31, 2009, minimum adjusted EBITDA would have been required to be $55.0 million if our senior leverage ratio had been equal to or greater than 3.0:1.0.

The Company is also subject to a cap on annual capital expenditures and is limited in the ability to make certain acquisitions, to hedge currency and interest rate risks, to repurchase its stock, and to pay dividends. As of December 31, 2009, the Company was in compliance with all of the financial and other covenants under our Amended and Restated Credit Facility.

The terms of the Amended and Restated Financing Agreement require the annual prepayment of a portion of the debt based on an annual determination of excess cash flow, as defined under the agreement, and on the leverage ratio at the end of each calendar year. The prepayment is applied 75% to the Revolving Loan Facility (to the extent borrowings are outstanding) and 25% to the Term Loan Facility. The excess cash flow reflects Adjusted EBITDA, reduced for certain items, including cash interest payments, the quarterly mandatory payments and loan servicing fees. Due to voluntary payments made on the debt during 2009, the Company will not be required to make an excess cash flow payment on the Term Loan Facility during 2010.

The amounts borrowed and terms of the financing agreement as of December 31, 2009 and 2008 are as follows (dollars in thousands):

	December 31, 2009	December 31, 2008
Maximum available under revolving credit facility	$74,400	$72,250
Maximum available under term loan facility	$50,300	$81,500
Amounts Borrowed:		
LIBOR rate loans	$50,300	$81,200
Reference rate loans	—	300
Total borrowed	$50,300	$81,500
Interest rates:		
LIBOR option:		
Interest margin	3.25%	3.25%
Minimum LIBOR rate	3.00%	3.00%
Actual interest rates	6.25%	6.25% to 7.1325%
Reference rate option:		
Interest margin	—	1.75%
Minimum reference rate	—	6.00%
Actual interest rate	—	7.75%

Future maturities as of December 31, 2009 are as follows (in thousands):

2010	$1,000
2011	1,000
2012	48,300
Total minimum payments	$50,300

In December 2007, the Company entered into an interest rate swap agreement which fixed the interest rate on $60.0 million of LIBOR-based debt at 7.39% for the two-year period from January 2, 2008 to January 2, 2010. During the year ended December 31, 2009, fees of $514,000 were paid to reduce the notional amount of this swap to zero. In February 2008, the Company entered into an interest rate swap agreement which fixed the interest rate on $20.0 million of LIBOR-based debt at 6.37% for the three-year period from February 11, 2008 to February 11, 2011. The swaps are used by the Company for the purpose of interest rate risk management. The fair value of the swap agreements are reflected as an Interest rate hedge liability on the Consolidated Balance Sheets. During the first quarter of 2008, the Company elected hedge accounting under the Derivatives and

Hedging topic of the FASB ASC. Subsequent to that election, the interest rate swap agreements became ineffective primarily due to the 3% minimum LIBOR rate in the Amended and Restated Credit Facility as the swap agreements do not contain a rate floor. The Company discontinued applying hedge accounting during 2008 because the swaps were ineffective and not expected to be effective in the future. The change in the fair value of the swap agreements is included in Gain (loss) from interest rate hedges in the Consolidated Statements of Operations. A liability of $550,000 is reflected in the Consolidated Balance Sheets as of December 31, 2009.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases equipment and office space under operating leases expiring at various dates through February 2020. Future minimum lease payments under non-cancelable operating leases as of December 31, 2009 are as follows (in thousands):

2010	$1,236
2011	1,268
2012	726
2013	384
2014	384
2015 and thereafter	2,102
Total minimum payments	$6,100

During 2009, the Company entered into a lease for office space in New York, covering a period of ten and one half years, which began in September 2009 and increased future lease commitments by $4.0 million. Rent expense was $1.4 million, $1.2 million, and $933,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

Litigation

The Company is subject to various claims from taxing authorities, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of these legal matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company's financial condition, operations or liquidity.

10. EQUITY TRANSACTIONS

Convertible Preferred Stock—Prior to the Company's initial public offering, its certificate of incorporation provided for the authorization of the Board of Directors ("Board") at its discretion to issue up to 57,625,000 shares of convertible preferred stock with a par value of $0.01. At the time of issuance, the Board had the discretion as to the designation of each issuance, voting rights, dividend rights and rates, if any, redemption price and liquidation preference, among other provisions.

On August 31, 2005, 51,539,800 shares of convertible preferred stock were issued in exchange for total cash consideration of $111.8 million.

On October 31, 2006, 3,628,992 shares of convertible preferred stock were issued in connection with the eFinancialGroup Acquisition. Each share was valued at that date at $6.94 for total consideration of $25.2 million.

The Company determined that there was no embedded beneficial conversion feature attributable to the convertible preferred stock, since the initial conversion price of the preferred stock was equal to the issuance price, which was negotiated and agreed between the Company and the external investor on an arm's length basis and, which was determined by management to approximate the fair value of the Company's common stock at the commitment date since there was no existence of a public or active market of the Company's common stock, nor were there any cash transactions involving the Company's common shares that occurred prior to this date.

All of the shares of Series A convertible preferred stock were converted into shares of the Company's common stock in July 2007. The rights, preferences, privileges and restrictions granted to and imposed on the convertible preferred stock are as set forth below. These provisions are related to the preferred stock that was outstanding during the period and the Company currently has no preferred stock outstanding. The Company's amended and restated certificate of incorporation permits the terms of any preferred stock to be determined at the time of issuance.

Dividend provisions

The preferred stockholders are entitled to dividends only when dividends were paid to common shareholders. In the event of a dividend, the holders of the preferred shares are entitled to share in the dividend on a pro rata basis, as if their shares had been converted into shares of common stock.

Conversion rights

Any holder of preferred stock has the right, at its option, to convert the preferred shares into shares of common stock at a ratio of one preferred stock share for one common stock share. The holders of 66⅔% of all outstanding preferred stock have the right at any time to require all the outstanding shares of preferred stock to be converted into an equal number of shares of common stock. Voting rights include the right to vote at a special or annual meeting of stockholders on all matters entitled to be voted on by holders of common stock, voting together as a single class with the common stock. There are no redemption rights associated with the preferred stock.

Liquidation rights

Upon the occurrence of liquidation, the holders of the preferred shares shall be paid in cash for each share of preferred stock held, out of, but only to the extent of, the assets of the Company legally available for distribution to its stockholders, before any payment or distribution is made to any shareholders of common stock. The liquidation value is $2.17 per share, subject to adjustments for stock splits, stock dividends, combinations, or other recapitalizations of the preferred stock.

Dividends—On March 23, 2007, the Company paid a cash dividend of $107.9 million in the aggregate, or $1.95 per share, to holders of common stock and convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend. The payments made to holders of vested stock options in lieu of dividends increased the accumulated deficit. On October 27, 2006, a dividend of $0.22 per share was paid to holders of convertible preferred stock. No dividends have been issued in 2009 or 2008.

Stock split—The Company effected a stock split on June 18, 2007, so that each share of common stock and Series A convertible preferred stock was split into 461 shares of common stock or Series A convertible preferred stock, as applicable. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Convertible Preferred Stock conversion—The terms of the Company's Series A convertible preferred stock allowed the holders of 66⅔% of such stock to require that all outstanding shares of the Series A convertible preferred stock be converted into an equal number of shares of common stock at any time. The holders of 66⅔% of all outstanding shares of the Series A convertible preferred stock agreed to require that all outstanding shares of the Company's Series A convertible preferred stock be converted into an equal number of shares of the Company's common stock immediately prior to the consummation of an initial public offering. All of the shares of Series A convertible preferred stock were converted into shares of the Company's common stock in July 2007.

Initial public offering—On July 23, 2007, the Company completed its initial public offering ("IPO"). The Company sold 6,700,000 shares of its common stock and selling stockholders sold an additional 10,000,000 shares of common stock at a price of $13.00 per share less underwriting commissions. The selling stockholders granted the underwriters a 30-day option to purchase up to an additional 2,505,000 shares of the Company's common stock at a price of $13.00 per share less underwriting commissions. On August 16, 2007, the underwriters exercised the option to acquire 292,000 of those shares. The proceeds, net of underwriting commissions, received by the Company, were $81.0 million. The Company did not receive any proceeds from the sale of shares by the selling stockholders. The Company used the proceeds to repay outstanding indebtedness under the Amended and Restated Credit Facility.

11. COMPREHENSIVE INCOME

FASB ASC topic on Comprehensive Income establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized as components of comprehensive income (loss) be reported in a financial statement with the same prominence as other financial statements. The unrealized gain (loss) on marketable securities available-for-sale and foreign currency translation adjustments impact comprehensive income (loss). Accumulated other comprehensive income (loss), net consists of the following components, net of tax, (in thousands):

	Year ended December 31,		
	2009	**2008**	**2007**
Interest rate swap agreements:			
Balance at beginning of year	$ —	$ —	$ —
Changes in fair value, net of tax	—	218	—
Amounts reclassified into earnings, net of tax	—	(218)	—
Balance at end of year	—	—	—
Unrealized gains (losses) on securities:			
Balance at beginning of year	34	1	(4)
Unrealized gains (losses) for the year, net of tax	—	38	5
Realized (gain) losses on securities included in net income	(34)	(5)	—
Balance at end of year	—	34	1
Foreign currency translation:			
Balance at beginning of year	(15,591)	3,129	1,833
Translation adjustments, net of tax	5,578	(18,720)	1,296
Balance at end of year	(10,013)	(15,591)	3,129
Total:			
Balance at beginning of year	(15,557)	3,130	1,829
Total adjustments for the year	5,544	(18,687)	1,301
Balance at end of year	$(10,013)	$(15,557)	$3,130

During the first quarter of 2008, the Company elected hedge accounting under the Derivatives and Hedging topic of the FASB ASC for its interest rate swap agreements. Therefore, the change in fair value of the swaps was included in other comprehensive income to the extent they were effective. Subsequent to that election, the interest rate swap agreements became ineffective primarily due to the 3% minimum LIBOR rate in the Amended and Restated Credit Facility as the swap agreements do not contain a rate floor. As the swaps are ineffective and the Company does not expect them to be effective in the future, the Company discontinued applying hedge accounting during the fourth quarter of 2008. The balances in other comprehensive income were reclassified into earnings as the forecasted transactions were no longer expected to occur.

12. STOCK BASED COMPENSATION

Restricted Stock—A total of 16,000 and 45,000 shares of common stock were granted to non-employee members of the Company's Board in April 2008 and May 2009, respectively. These shares are compensation for services as Board members and the shares cannot be sold for one year from the grant date. The closing price of the Company's stock on the date of grant was used to value the grants. There was no cash flow impact resulting from the grants. During the years ended December 31, 2009 and 2008, compensation costs of $154,000 and $92,000, respectively, were recorded related to these grants. An additional $70,000 of compensation cost will be recorded during the year ended December 31, 2010.

Stock Option Plans —The Company has two plans (the 2005 and 2007 Plans) under which it may grant stock options to certain employees and directors of the Company and its subsidiaries. Compensation expense for stock options awarded to employees in return for employee service is recorded in accordance with Compensation-Stock Compensation subtopic of the FASB ASC. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company estimates forfeitures that it expects will occur and records expense based upon the number of awards expected to vest.

The Company recorded stock based compensation expense of $5.1 million, $5.6 million, and $4.1 million during the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, there was $5.3 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of approximately 2.0 years.

The fair value of each option grant is estimated using the Black-Scholes option-pricing model using the weighted average assumptions in the table below. Because the Company's stock was not publicly traded during all of the periods when options were granted, the average historical volatility rate for a similar entity was used. The expected life of options granted is derived from historical exercise behavior. The risk—free rate for periods within the expected life of the option is based on the U.S. Treasury rates in effect at the time of grant.

	Year Ended December 31,		
	2009	2008	2007
The weighted average fair value of options granted	$ 1.61	$ 2.06	$ 1.41
Dividend yield	0.00%	0.00%	0.00%
Weighted average risk free interest rate	1.38%	2.14%	4.62%
Weighted average expected volatility	64.94%	47.78%	35.54%
Expected life (in years)	4.6	4.0	4.0

During the years ended December 31, 2009, 2008 and 2007, the Company granted the following stock options with exercise prices as follows:

Grant Date	Number of stock options issued	Fair value of common stock	Exercise price[4]	Intrinsic value
January 31, 2007	18,440	$ 6.55[1]	$ 6.55	$—
January 31, 2007	628,804	$ 6.55[1]	$ 8.27	$—
March 27, 2007	192,698	$ 6.89[1]	$ 6.89	$—
May 9, 2007	117,094	$ 7.11[1]	$ 7.11	$—
December 6, 2007	39,800	$10.06[2]	$10.06	$—
February 12, 2008	1,574,750	$ 6.65[3]	$ 6.65	$—
April 17, 2008	42,500	$ 8.05[3]	$ 8.05	$—
April 18, 2008	70,000	$ 8.09[3]	$ 8.09	$—
July 15, 2008	14,000	$ 7.38[3]	$ 7.38	$—
July 28, 2008	14,000	$ 8.45[3]	$ 8.45	$—
October 16, 2008	15,000	$ 5.80[3]	$ 5.80	$—
February 9, 2009	1,707,900	$ 2.88[3]	$ 2.88	$—
July 13, 2009	85,500	$ 4.03[2]	$ 4.03	$—
October 2, 2009	60,000	$ 6.09[3]	$ 6.09	$—
December 3, 2009	20,000	$ 5.46[2]	$ 5.46	$—

[1] The fair value was determined based on a contemporaneous internal valuation prepared by management with the appropriate levels of competency.

[2] Average of the high and low reported prices on the date of grant. Grant was made under the Company's 2005 Plan.

[3] Closing price on the date of grant. Grant was made under the Company's 2007 Plan.

[4] Original exercise price on date of grant.

The derived fair value of the common shares underlying the options granted in 2007 prior to the Company's initial public offering were determined based on an internal valuation prepared by management with the appropriate level of competency, using generally accepted valuation methodologies, including the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the group and the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The valuation model allocated the equity value between the common shares and the preferred shares and determined the fair value of common shares based on the option-pricing method under the enterprise value allocation method. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, a merger or sale).

A summary of the status of options granted as of December 31, 2009, 2008 and 2007, and the changes during the years then ended is presented below:

	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of the period	9,653,074	$2.77	8,038,280	$1.95	7,587,138	$1.38
Granted	1,873,400	$3.06	1,730,250	$6.76	996,836	$6.77
Exercised	(41,906)	$0.28	(21,163)	$2.79	(211,698)	$1.67
Forfeited	(32,828)	$4.88	(94,293)	$5.77	(333,996)	$3.52
Options outstanding at December 31	11,451,740	$2.82	9,653,074	$2.77	8,038,280	$1.95
Exercisable at December 31	8,092,970	$2.11	5,801,362	$1.78	3,619,565	$1.55
Options expected to vest at December 31	11,358,170	$2.80				

The following table summarizes information about options outstanding as of December 31, 2009:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable
		(in years)	
$ 0.20 - $ 0.99	3,839,771	5.7	3,839,771
$ 1.00 - $ 2.99	3,973,619	5.9	2,263,125
$ 4.00 - $ 5.99	958,669	6.8	633,721
$ 6.00 - $ 8.99	2,639,881	5.9	1,336,453
$10.00 - $10.99	39,800	7.9	19,900
	11,451,740		8,092,970

13. INCOME TAXES

Deferred tax assets (liabilities) included in the balance sheet as of December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Deferred tax assets:		
Net operating loss carryforward	$ 281	$ 281
Allowance for doubtful accounts	448	309
Provision for accrued expenses and other, net	245	298
AMT tax credits	—	712
Stock based compensation	5,410	3,729
Capital loss	807	985
Deferred revenue	50	22
Interest rate swap agreement	196	913
	7,437	7,249
Less valuation allowance	1,042	1,220
Deferred tax asset, net of valuation allowance	6,395	6,029
Deferred tax liabilities:		
Acquired intangibles	(15,927)	(20,544)
Depreciation of fixed assets	(542)	(137)
Deferred tax liabilities	(16,469)	(20,681)
Net deferred tax liabilities	$(10,074)	$(14,652)
Recognized in Consolidated Balance Sheets:		
Deferred tax asset—current	$ 812	$ 1,346
Net deferred tax asset—noncurrent	(10,886)	(15,998)
Net deferred tax liability	$(10,074)	$(14,652)

At December 31, 2009 and 2008, the Company had a $0.8 million and a $1.0 million deferred tax asset related to a capital loss carryforward, respectively. The capital loss can only be offset against capital gains and begins to expire in the 2013 tax year. The Company has set up a deferred tax asset valuation allowance fully offsetting the capital loss that decreased in 2009 from 2008 by $0.2 million.

Tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	2009	2008	2007
Current income tax expense:			
Federal	$ 9,662	$ 1,079	$ 100
State	170	30	9
Foreign	2,171	4,945	4,274
Current income tax expense	12,003	6,054	4,383
Deferred income tax expense (benefit):			
Federal	(2,846)	5,880	3,495
State	(98)	(592)	359
Foreign	(1,169)	(1,769)	(1,545)
Deferred income tax expense (benefit)	(4,113)	3,519	2,309
Income tax expense	$ 7,890	$ 9,573	$ 6,692

A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense (benefit) follows:

	Year Ended December 31,		
	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
Tax effect of permanent items	0.4%	1.0%	0.5%
State taxes, net of federal effect	0.4%	0.8%	2.0%
Payment in lieu of dividends on vested options	—	—	(8.1%)
Impairment charge with no tax benefit	—	10.3%	—
Foreign earnings indefinitely reinvested	—	(5.5%)	—
Difference between foreign and U.S. rates	(1.6%)	(4.2%)	2.0%
Unrecognized tax benefits	2.2%	0.1%	0.3%
Other	0.5%	1.7%	1.9%
Effective tax rate	36.9%	39.2%	33.6%

The Company's income before tax from foreign entities was $4.0 million, $13.1 million and $8.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company plans to continue to finance expansion and operating requirements of subsidiaries outside the U.S. through reinvestment of the undistributed earnings of these subsidiaries (approximately $24 million at December 31, 2009), and taxes that would result from potential distributions have not been provided. If earnings were distributed, additional taxes payable would be eliminated substantially by available tax credits arising from taxes paid outside the U.S.

On January 1, 2007, the Company adopted the guidance in the FASB ASC topic on Income Taxes related to Uncertainty in Income Taxes. At that time, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with the recognition standards established. An uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a tax return not yet filed, that has not been reflected in measuring income tax expense for financial reporting purposes.

Following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended December 31, 2009 and 2008 (in thousands):

	2009	2008
Unrecognized tax benefits—beginning of period	$5,300	$5,556
Gross increases in tax positions related to current year	104	99
Gross increases (decreases) in tax positions related to prior year	374	(355)
Unrecognized tax benefits—end of period	$5,778	$5,300

The balance of unrecognized tax benefits of $5.8 million and $5.3 million, as of December 31, 2009 and 2008, respectively, if recognized, would affect the effective tax rate.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. Various U.S. federal and state tax returns are currently under examination. The Company is subject to U.S. federal, state, local or foreign examinations by tax authorities dating back to the year net operating losses began in 1999. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will change significantly during the next twelve months.

14. EMPLOYEE SAVINGS PLAN

The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company contributed $477,000, $559,000, and $551,000 for the years ended December 31, 2009, 2008 and 2007, respectively, to match employee contributions to the Savings Plan.

15. SEGMENT INFORMATION

The Company has two reportable segments: DCS Online and eFinancialCareers. Management has organized its reportable segments based upon similar geographic locations and similar economic characteristics. Both DCS Online and eFinancialCareers generate revenue from sales of recruitment packages. In addition to these two reportable segments, the Company has other businesses and activities that individually are not more than 10% of consolidated revenues, net income, or total assets. These include the Targeted Job Fairs, JobsintheMoney.com, AllHealthcareJobs (beginning in June 2009) and eFinancialCareers' North American operations and are reported in the "Other" category. eFinancialCareers' North American operations exceeded the 10% threshold for net income in 2008 due to an impairment of goodwill and JobsintheMoney.com exceeded the 10% threshold for net income in 2007 due to an impairment of intangible assets. Due to the one-time nature of each of these occurrences, eFinancialCareers' North American operations and JobsintheMoney.com continue to be included in the "Other" category. The Company's foreign operations are comprised of eFinancialCareers, whose business is principally in Europe, Middle East and Asia Pacific. The following table shows the segment information for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Revenues:			
DCS Online	$ 80,918	$107,329	$102,215
eFC	23,027	37,202	29,658
Other	6,046	10,478	10,477
Total revenues	$109,991	$155,009	$142,350
Depreciation:			
DCS Online	$ 3,324	$ 3,278	$ 2,560
eFC	241	256	298
Other	150	155	113
Total depreciation	$ 3,715	$ 3,689	$ 2,971
Amortization:			
DCS Online	$ 9,026	$ 11,110	$ 11,110
eFC	3,899	4,821	6,211
Other	1,345	710	1,730
Total amortization	$ 14,270	$ 16,641	$ 19,051
Operating income (loss):			
DCS Online	$ 22,331	$ 29,791	$ 29,644
eFC	4,808	12,212	5,470
Other	(598)	(7,120)	(3,121)
Operating income	26,541	34,883	31,993
Interest expense	(6,801)	(9,552)	(13,104)
Interest income	213	1,647	1,047
Gain (loss) from interest rate hedges	1,505	(2,568)	—
Other expense	(77)	—	—
Income from continuing operations before income taxes	$ 21,381	$ 24,410	$ 19,936
Capital expenditures:			
DCS Online	$ 2,848	$ 3,747	$ 2,603
eFC	607	176	746
Other	90	48	178
Total capital expenditures	$ 3,545	$ 3,971	$ 3,527

The following table shows the segment information as December 31, 2009 and 2008 (in thousands):

	December 31, 2009	December 31, 2008
Total assets:		
DCS Online	$160,513	$189,488
eFinancial Careers	86,854	81,799
Other	15,188	11,882
Total assets	$262,555	$283,169

The following table shows the change in the carrying amount of goodwill by reportable segment as of December 31, 2009 and 2008 and the changes in goodwill for the years then ended (in thousands):

	DCS Online	eFC	Other	Total
Balance, December 31, 2007				
Goodwill	$84,778	$ 55,882	$16,271	$156,931
Accumulated foreign currency translation adjustments	—	2,842	—	2,842
	84,778	58,724	16,271	159,773
Foreign currency translation adjustment	—	(15,144)	—	(15,144)
Impairment loss	—	—	(7,213)	(7,213)
Balance, December 31, 2008				
Goodwill	84,778	55,882	16,271	156,931
Accumulated impairment losses	—	—	(7,213)	(7,213)
Accumulated foreign currency translation adjustments	—	(12,302)	—	(12,302)
	84,778	43,580	9,058	137,416
Goodwill acquired during the year	—	—	1,445	1,445
Foreign currency translation adjustment	—	3,777	—	3,777
Balance, December 31, 2009				
Goodwill	84,778	55,882	17,716	158,376
Accumulated impairment losses	—	—	(7,213)	(7,213)
Accumulated foreign currency translation adjustments	—	(8,525)	—	(8,525)
	$84,778	$ 47,357	$10,503	$142,638

A non-cash charge of $7.2 million was recorded during the year ended December 31, 2008 for the impairment of goodwill at eFinancialCareers' North American reporting unit. The fair value of this reporting unit was determined by a discounted cash flow methodology using the income approach. Future cash flow projections for this reporting unit decreased significantly during the fourth quarter of 2008 due to the decline in recruitment activity in financial services. The charge is reflected as Impairment of goodwill and intangible assets on the Consolidated Statements of Operations. Goodwill acquired during the year ended 2009 was the result of the AllHealthcareJobs acquisition.

16. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding. Diluted EPS is computed based on the weighted average number of shares of common stock outstanding plus common stock equivalents assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive. Options to purchase 2.7 million and 470,000 shares were outstanding during the years ended December 31, 2009 and 2008, respectively, but were excluded from the calculation of diluted EPS for the years then ended because the options' exercise price was greater than the average market price of the common shares. The impact of the preferred stock outstanding and common stock options outstanding at December 31, 2007 were anti-dilutive during the year then ended and therefore were excluded from the calculation of diluted EPS. The following is a calculation of basic and diluted earnings (loss) per share and weighted average shares outstanding for continuing operations and discontinued operations (in thousands except per share amounts):

	2009	2008	2007
Income from continuing operations	$13,491	$14,837	$ 13,244
Preferred dividend	—	—	(107,718)
Income (loss) attributable to common stockholders from continuing operations—basic and diluted	$13,491	$14,837	$ (94,474)
Income attributable to common stockholders from discontinued operations—basic and diluted	$ —	$ 519	$ 2,263
Weighted average shares outstanding—basic	62,266	62,194	28,256
Add shares issuable upon conversion of preferred securities	—	—	30,078
Add shares issuable upon exercise of stock options	3,808	3,151	3,082
Weighted average shares outstanding—diluted	66,074	65,345	61,416
Basic earnings (loss) per share:			
From continuing operations	$ 0.22	$ 0.24	$ (3.34)
From discontinued operations	—	0.01	0.08
	$ 0.22	$ 0.25	$ (3.26)
Diluted earnings (loss) per share:			
From continuing operations	$ 0.20	$ 0.23	$ (3.34)
From discontinued operations	—	0.01	0.08
	$ 0.20	$ 0.24	$ (3.26)

DICE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for 2009 and 2008:

	For the Three Months Ended			
	March 31	June 30	September 30	December 31[1]
	(in thousands, except per share amounts)			
2009				
Revenues	$29,569	$27,009	$26,733	$26,680
Total operating expenses	21,869	21,332	20,800	19,449
Operating income	$ 7,700	$ 5,677	$ 5,933	$ 7,231
Net income	$ 3,858	$ 2,776	$ 3,002	$ 3,855
Basic and diluted earnings per common share for income from continuing operations	$ 0.06	$ 0.04	$ 0.05	$ 0.06[2]
Basic and diluted earnings per common share for net income to common shareholders	$ 0.06	$ 0.04	$ 0.05	$ 0.06[2]
2008				
Revenues	$39,569	$40,281	$39,642	$35,517
Total operating expenses	29,149	30,109	28,604	32,264
Operating income	$10,420	$10,172	$11,038	$ 3,253
Income from continuing operations, net tax	3,766	7,551	6,371	(2,851)
Income (loss) from discontinued operations, net of tax	519	—	—	—
Net income	$ 4,285	$ 7,551	$ 6,371	$ (2,851)
Basic and diluted earnings per common share for income (loss) from continuing operations	$ 0.06	$ 0.12	$ 0.10	$ (0.05)[2]
Basic and diluted earnings per common share for net income (loss) to common shareholders	$ 0.07	$ 0.12	$ 0.10	$ (0.05)[2]

[1] The results include an impairment charge in 2008 of $7.2 million.
[2] Due to rounding, the sum of the quarters may not equal the full year amount.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Control Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP has audited the Company' internal control over financial reporting as of December 31, 2009 and 2008 and has issued an attestation report regarding its assessment included herein.

Changes in Internal Controls

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dice Holdings, Inc.
Des Moines, Iowa

We have audited the internal control over financial reporting of Dice Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009 of the Company and our report dated February 10, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche, LLP

Des Moines, Iowa
February 10, 2010

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by Item 10 pertaining to directors will be set forth in our definitive proxy statement relating to our 2010 Annual Meeting of Stockholders ("the Proxy Statement") to be filed within 120 days of the Company's fiscal year end of December 31, 2009 and is incorporated herein by reference. The information under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K is also incorporated by reference.

Executive Officers of the Company

Set forth below is information relating to the Company's executive officers as of January 31, 2010.

Name	Age	Position
Scot W. Melland	47	Chairman, President and Chief Executive Officer
Michael P. Durney	47	Senior Vice President, Finance, Chief Financial Officer and Treasurer
Thomas Silver	50	Senior Vice President, North America
Brian P. Campbell	45	Vice President, Business and Legal Affairs, General Counsel and Secretary
Constance Melrose	56	Vice President, Treasury and Managing Director, eFinancialCareers North America
Paul Melde	49	Vice President of Technology
John Benson	48	Chief Executive Officer—eFinancialCareers; Managing Director—Dice International

Scot W. Melland has been our President and Chief Executive Officer and a Director since joining our predecessor, Dice Inc., in April 2001. Prior to joining the Company, he served as President and Chief Executive Officer of Vcommerce Corporation since 1999. From 1996 to 1999, he served as Vice President and later Senior Vice-President Interactive Services for Cendant Corporation. Previously, Mr. Melland served as Vice President, Investments and Alliances for Ameritech (now AT&T). Mr. Melland began his career as a consultant, joining McKinsey & Company in 1985. He is a member of the boards of directors of Globalspec, Inc. and Career Resources Inc., a nonprofit workforce development agency in Connecticut. He holds a B.S. in economics from the University of Pennsylvania and a M.B.A. from Harvard University's Graduate School of Business Administration. Mr. Melland served as Dice Inc.'s President and Chief Executive Officer at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

Michael P. Durney has been our Senior Vice President, Finance and Chief Financial Officer since joining our predecessor, Dice Inc., in June 2000 and Treasurer since July 2002. Prior to joining the Company, he held the position of Vice President and Controller of USA Networks, Inc. (now known as IAC/InterActiveCorp.) from 1998 to 2000. Mr. Durney's previous experience includes being the Chief Financial Officer of Newport Media, Inc. from 1996 to 1998, Executive Vice President, Finance of Hallmark Entertainment, Inc. from 1994 to 1996 and Vice President, Controller of Univision Television Group, Inc. from 1989 to 1994. Mr. Durney started his finance career at the accounting firm of Arthur Young & Company in 1983 and is a licensed Certified Public Accountant in the state of New York. He is the Chair of the Advisory Council of the School of Business and the Secretary of the board of directors of the College Foundation at the State University of New York at Oswego. Mr. Durney holds a B.S. degree in accounting from the State University of New York in Oswego. Mr. Durney served as Dice Inc.'s Senior Vice President, Finance, Chief Financial Officer and Treasurer at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

Thomas M. Silver has been our Senior Vice President of North American operations since September 2009. He served as our Senior Vice President and Chief Marketing Officer since 2007 and joined our predecessor, Dice Inc., in July 2001 as the Senior Vice President of Marketing and Customer Support. Bringing more than 20 years of executive marketing and management experience, Mr. Silver is responsible for overseeing our sales, marketing and advertising, telesales, and product management efforts in our North America region. Additionally, Mr. Silver manages all aspects of customer service to ensure optimal performance for our client base. He is a graduate of Cornell University and holds a M.B.A. from New York University School of Business. Mr. Silver served as Dice Inc.'s Senior Vice President of Marketing and Customer Support at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

Brian P. Campbell has been our Vice President, General Counsel and Corporate Secretary since joining our predecessor, Dice Inc., in January 2000 and has been Vice President, Business and Legal Affairs since June 2003. Mr. Campbell is responsible for managing our legal affairs, including intellectual property, mergers and acquisitions, strategic alliances, corporate securities, real estate, litigation and employment law, as well as supervising outside counsel. Mr. Campbell also oversees our privacy initiatives. Prior to joining the Company, Mr. Campbell served as Vice President, General Counsel and Corporate Secretary at CMP Media, where he worked since 1995. From 1988 to 1995, Mr. Campbell worked as a Corporate Associate at the law firm of Mudge, Rose, Guthrie, Alexander and Ferdon. He earned a J.D. from St. John's University School of Law and a B.A. from the University of Virginia. Mr. Campbell served as Dice Inc.'s Vice President, General Counsel and Secretary at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

Constance Melrose has been our Vice President, Treasury since July 2003 and became our Managing Director of eFinancialCareers North America in January 2010. She previously served as our Vice President, Treasury and Strategic Planning, a role she has held since July 2003. She is responsible for investment management, bank relations and related corporate finance activities as well as overseeing our sales, marketing and advertising efforts for the North American operations of eFinancialCareers. Ms. Melrose previously served as our Vice President, Treasury and Investor Relations, having joined our predecessor, Dice Inc., in March 1999. Ms. Melrose has over 20 years experience in corporate finance, investor relations and corporate development. She earned a Bachelor of Arts degree in English literature from Princeton University and a M.B.A. in finance and accounting from The Wharton School. Ms. Melrose served as an executive officer of Dice Inc. at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and continued to serve as an executive officer upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

Paul Melde has been our Vice President of Technology since joining our predecessor, Dice Inc., in June 2000. Mr. Melde is responsible for information technology operations and oversees software development, business systems, site operations, systems management and telecommunications. He has more than 15 years of information technology management experience. Mr. Melde received both his B.S. and M.A. from Iowa State University. Mr. Melde served as Dice Inc.'s Vice President of Technology at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice Inc.'s emergence from bankruptcy. For additional information on Dice Inc.'s bankruptcy see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Company."

John Benson joined our company when we acquired eFinancialGroup in October 2006. Mr. Benson founded eFinancialCareers in 2000 and has been its Chief Executive Officer since 2001. He is also the Managing Director of our international operations. He has over 20 years experience in the publishing and finance industries. Mr. Benson holds a M.A. from Edinburgh University in Scotland.

We have adopted a code of conduct and ethics that applies to all of our directors, officers and employees, including or chief executive officer, chief financial officer and persons performing similar functions. Our code of conduct and ethics is posted on the investor relations section of our website at www.diceholdingsinc.com.

Item 11. Executive Compensation

The information called for by Item 11 pertaining to executive compensation will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 12 pertaining to security ownership of certain beneficial owners and management will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 pertaining to certain relationships and related transactions will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information called for by Item 14 pertaining to principal accounting fees and services will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements.

The consolidated financial statements are listed under Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules.

See (b) below.

3. Exhibits.

3.1 Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007).

3.2 Amended and Restated By-laws (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007).

4.1 Specimen Stock Certificate (incorporated by reference from Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 22, 2007).

4.2 Second Amended and Restated Shareholders Agreement, dated as of July 23, 2007, by and between Dice Holdings, Inc. and the eFG Shareholders named therein (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007).

4.3 Institutional and Management Shareholders Agreement, dated as of July 23, 2007, by and among Dice Holdings, Inc., the Quadrangle Entities named therein, the General Atlantic Entities named therein and the Management Shareholders named therein (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007).

4.4 Amendment No. 1 to Second Amended and Restated Shareholders Agreement, dated as of February 4, 2008, by and among Dice Holdings, Inc. and the eFG Shareholders named therein (incorporated by reference from Exhibit 4.4 to the Company's Annual Report on Form 10-K (File No. 001-333584) filed on March 25, 2008).

10.1 Amended and Restated Financing Agreement, dated as of March 21, 2007, by and among Dice Holdings, Inc. and Dice Career Solutions, Inc., as borrowers, Dice India Holdings, Inc., EW Knowledge Products, Inc. and Measure Up, Inc., as guarantors, the lenders from time to time party thereto and Ableco Finance, LLC, as administrative and collateral agent (incorporated by reference from Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.2 Resignation and Appointment of Administrative Agent Agreement; Amendment Number One to Amended and Restated Financing Agreement, entered into as of May 21, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders party thereto, Ableco Finance LLC as collateral agent and in its capacity as resigning administrative agent and Wells Fargo Foothill, Inc. as successor administrative agent (incorporated by reference from Exhibit 4.3 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333- 141876) filed on June 18, 2007).

10.3 Amendment Number Two to Amended and Restated Financing Agreement, entered into as of June 14, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders on the signature pages thereto, Ableco Finance LLC as collateral agent for the lenders and Wells Fargo Foothill, Inc. as administrative agent for the lenders (incorporated by reference from Exhibit 4.4 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 18, 2007).

10.4 The Dice Holdings, Inc. 2005 Omnibus Stock Plan (the "2005 Stock Plan") (incorporated by reference from Exhibit 10.14 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.5 Form of Stock Option Award Agreement under the 2005 Stock Plan (incorporated by reference from Exhibit 10.15 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.6 The Dice Holdings, Inc. 2007 Equity Award Plan (the "2008 Equity Plan") (incorporated by reference from Exhibit 10.16 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333- 141876) filed on May 18, 2007).

10.7 Form of Stock Award Agreement under the 2007 Equity Plan (incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 8, 2007).

10.8 The Dice Holdings, Inc. Executive Cash Incentive Plan (incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 8, 2007).

10.9 Employment Agreement, dated as of October 25, 2002, and amended as of July 1, 2003 and July 9, 2005, between Dice Inc. and Scot W. Melland (incorporated by reference from Exhibit 10.3 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).

10.10 Employment Agreement, dated as of April 20, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Michael P. Durney (incorporated by reference from Exhibit 10.4 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).

10.11 Employment Agreement, dated as of July 9, 2001, and amended as of August 17, 2004, and July 6, 2009, between Dice Holdings Inc. and Thomas M. Silver (incorporated by reference from Exhibit 10.5 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007.

10.12 Amendment to Employment Agreement, dated as of July 6, 2009, between Dice Holdings, Inc. and Thomas M. Sliver (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2009 (File No. 001-33584) filed on July 23, 2009).

10.13 Employment Agreement, dated as of January 31, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Brian Campbell (incorporated by reference from Exhibit 10.7 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).

10.14 Employment Agreement, dated as of June 20, 2005 between eFinancialCareers Limited and John Benson (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2008 (File No. 001-33584) filed on May 7, 2008).

21.1* Subsidiaries of the Registrant.

23.1* Consent of Deloitte & Touche LLP, independent registered public accounting firm.

31.1* Certifications of Scot Melland, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certifications of Michael Durney, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certifications of Scot Melland, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certifications of Michael Durney, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

(b) Financial Statement Schedules.

SCHEDULE I

DICE HOLDINGS, INC.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
As of December 31, 2009 and 2008
(in thousands, except per share data)

	2009	2008
ASSETS		
Cash and cash equivalents	$ 9	$ 7,063
Marketable securities	3,598	6,486
Investment in subsidiaries	366,452	341,107
Total assets	**$370,059**	**$354,656**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable to subsidiaries	$216,640	$226,640
Interest payable to subsidiaries	4,799	4,510
Total liabilities	**221,439**	**231,150**
Stockholders' equity		
Convertible preferred stock, $.01 par value, authorized 20,000 shares; issued and outstanding: 0 shares	—	—
Common stock, $.01 par value, authorized 240,000 shares; issued and outstanding: 62,502 and 62,210 shares, respectively	625	622
Additional paid-in capital	232,508	226,432
Accumulated other comprehensive income	(10,013)	(15,557)
Accumulated deficit	(74,500)	(87,991)
Total stockholders' equity	**148,620**	**123,506**
Total liabilities and stockholders' equity	**$370,059**	**$354,656**

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE I

DICE HOLDINGS, INC.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
For the years ended December 31, 2009, 2008, 2007
(in thousands)

	2009	2008	2007
Revenues:			
Equity in earnings of subsidiaries from continuing operations	$13,710	$15,451	$15,528
Equity in earnings of subsidiaries from discontinued operations	—	519	2,263
Operating income	13,710	15,970	17,791
General and administrative	(19)	(48)	—
Interest expense	(289)	(1,028)	(2,843)
Other income	89	462	559
Net income	**$13,491**	**$15,356**	**$15,507**

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

DICE HOLDINGS, INC.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2007, 2008 and 2009
(in thousands except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2006	**55,169**	**$ 552**	**92**	**$ 1**	**$138,077**	**$ (6,124)**	**$ 1,829**	**$ 134,335**
Net income						15,507		15,507
Other comprehensive income:								
Foreign currency translation adjustment, net of tax of $550							1,296	1,296
Net unrealized gain on available-for-sale securities, net of tax of $2							5	5
Total comprehensive income								**16,808**
Stock based compensation					4,100			4,100
Preferred and common stock dividends declared ($1.95 per share)						(112,500)		(112,500)
Implementation of FASB Interpretation No. 48						(230)		(230)
Conversion of preferred securities to common stock	(55,169)	(552)	55,169	552				—
Proceeds from initial public offering, net of expenses incurred of $3,239			6,700	67	77,694			77,761
Exercise of common stock options			212	2	351			353
Balance at December 31, 2007	—	—	**62,173**	**622**	**220,222**	**(103,347)**	**3,130**	**120,627**
Net income						15,356		15,356
Other comprehensive income (loss):								—
Foreign currency translation adjustment, net of tax of $ -							(18,720)	(18,720)
Net unrealized gain on available-for-sale securities, net of tax of $19							33	33
Total comprehensive loss								**(3,331)**
Stock based compensation					5,590			5,590
Excess tax benefit over book expense from stock options exercised					562			562
Restricted stock issued			16	—				—
Exercise of common stock options			21	—	58			58
Balance at December 31, 2008	—	—	**62,210**	**622**	**226,432**	**(87,991)**	**(15,557)**	**123,506**
Net income						13,491		13,491
Other comprehensive income (loss):								—
Foreign currency translation adjustment, net of tax of $ -							5,578	5,578
Net unrealized loss on available-for-sale securities, net of tax of $19							(34)	(34)
Total comprehensive income								**19,035**
Stock based compensation					5,090			5,090
Excess tax benefit over book expense from stock options exercised					18			18
Restricted stock issued			45	—				—
Stock issued to acquire AllHealthcareJobs			205	2	957			959
Exercise of common stock options			42	1	11			12
Balance at December 31, 2009	—	$ —	**62,502**	**$625**	**$232,508**	**$ (74,500)**	**$(10,013)**	**$ 148,620**

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

DICE HOLDINGS, INC.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009, 2008, and 2007
(in thousands)

	2009	2008	2007
Cash flows provided by operating activities:			
Net income (loss)	$ 13,491	$ 15,356	$ 15,507
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of continuing operations	(13,710)	(15,451)	(15,528)
Equity in earnings of discontinued operations	—	(519)	(2,263)
Change in interest payable	289	1,028	2,843
Other	68	22	—
Net cash provided by operating activities	138	436	559
Cash flows provided by (used for) investing activities:			
Purchase of marketable securities	(2,222)	(49,197)	—
Sales of marketable securities	5,000	42,689	—
Net cash provided by (used for) investing activities	2,778	(6,508)	—
Cash flows provided by (used for) financing activities:			
Proceeds from notes payable to subsidiaries	—	—	113,000
Payments on long-term debt	(10,000)	(12,100)	(54,000)
Dividends paid on convertible preferred stock	—	—	(107,718)
Dividends paid on common stock	—	—	(180)
Payments to holders of vested stock options in lieu of dividends	—	—	(4,602)
Proceeds from initial public offering	—	—	81,003
Payment of costs related to initial public offering	—	(354)	(2,884)
Proceeds from stock option exercises	12	58	353
Other	18	—	—
Net cash provided by (used for) financing activities	(9,970)	(12,396)	24,972
Net change in cash and cash equivalents for the year	(7,054)	(18,468)	25,531
Cash and cash equivalents, beginning of year	7,063	25,531	—
Cash and cash equivalents, end of year	$ 9	$ 7,063	$ 25,531

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE II

DICE HOLDINGS, INC.
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2007, 2008 and 2009
(in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at Beginning of Period	Charged to Income	Deductions(1)	Balance at End of Period
Description				
Reserves Deducted From Assets to Which They Apply:				
Reserve for uncollectible accounts receivable:				
Year ended December 31, 2007	795	1,002	(166)	1,631
Year ended December 31, 2008	1,631	949	(1,076)	1,504
Year ended December 31, 2009	1,504	1,067	(807)	1,764
Reserve for deferred tax assets:				
Year ended December 31, 2007	—	985	—	985
Year ended December 31, 2008	985	235	—	1,220
Year ended December 31, 2009	1,220	—	(178)	1,042
Reserve for unrecognized tax benefits:				
Year ended December 31, 2007	$4,459	$1,097	$ —	5,556
Year ended December 31, 2008	5,556	99	(355)	5,300
Year ended December 31, 2009	5,300	478	—	5,778

(1) Includes an adjustment for changes in exchange rates during the year

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2010

DICE HOLDINGS, INC.

By: /s/ SCOT W. MELLAND
Scot W. Melland
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOT W. MELLAND **Scot W. Melland**	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2010
/s/ MICHAEL P. DURNEY **Michael P. Durney**	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 10, 2010
/s/ JOHN W. BARTER **John W. Barter**	Director	February 10, 2010
/s/ H. RAYMOND BINGHAM **H. Raymond Bingham**	Director	February 10, 2010
/s/ PETER EZERSKY **Peter Ezersky**	Director	February 10, 2010
/s/ DAVID S. GORDON **David S. Gordon**	Director	February 10, 2010
/s/ DAVID C. HODGSON **David C. Hodgson**	Director	February 10, 2010
/s/ AMANDA SIEGEL **Amanda Siegel**	Director	February 10, 2010
/s/ WILLIAM WYMAN **William Wyman**	Director	February 10, 2010

EXHIBIT INDEX

3.1 Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007 with the Securities and Exchange Commission).

3.2 Amended and Restated By-laws (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007 with the Securities and Exchange Commission).

4.1 Specimen Stock Certificate (incorporated by reference from Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 22, 2007 with the Securities and Exchange Commission).

4.2 Second Amended and Restated Shareholders Agreement, dated as of July 23, 2007, by and between Dice Holdings, Inc. and the eFG Shareholders named therein (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007 with the Securities and Exchange Commission).

4.3 Institutional and Management Shareholders Agreement, dated as of July 23, 2007, by and among Dice Holdings, Inc., the Quadrangle Entities named therein, the General Atlantic Entities named therein and the Management Shareholders named therein (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed on July 23, 2007 with the Securities and Exchange Commission).

4.4 Amendment No. 1 to Second Amended and Restated Shareholders Agreement, dated as of February 4, 2008, by and among Dice Holdings, Inc. and the eFG Shareholders named therein (incorporated by reference from Exhibit 4.4 to the Company's Annual Report on Form 10-K (File No. 001-333584) filed on March 25, 2008 with the Securities and Exchange Commission).

10.1 Amended and Restated Financing Agreement, dated as of March 21, 2007, by and among Dice Holdings, Inc. and Dice Career Solutions, Inc., as borrowers, Dice India Holdings, Inc., EW Knowledge Products, Inc. and Measure Up, Inc., as guarantors, the lenders from time to time party thereto and Ableco Finance, LLC, as administrative and collateral agent (incorporated by reference from Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.2 Resignation and Appointment of Administrative Agent Agreement; Amendment Number One to Amended and Restated Financing Agreement, entered into as of May 21, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders party thereto, Ableco Finance LLC as collateral agent and in its capacity as resigning administrative agent and Wells Fargo Foothill, Inc. as successor administrative agent (incorporated by reference from Exhibit 4.3 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333- 141876) filed on June 18, 2007).

10.3 Amendment Number Two to Amended and Restated Financing Agreement, entered into as of June 14, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders on the signature pages thereto, Ableco Finance LLC as collateral agent for the lenders and Wells Fargo Foothill, Inc. as administrative agent for the lenders (incorporated by reference from Exhibit 4.4 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 18, 2007).

10.4 The Dice Holdings, Inc. 2005 Omnibus Stock Plan (the "2005 Stock Plan") (incorporated by reference from Exhibit 10.14 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.5 Form of Stock Option Award Agreement under the 2005 Stock Plan (incorporated by reference from Exhibit 10.15 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on May 18, 2007).

10.6	The Dice Holdings, Inc. 2007 Equity Award Plan (the "2008 Equity Plan") (incorporated by reference from Exhibit 10.16 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333- 141876) filed on May 18, 2007).
10.7	Form of Stock Award Agreement under the 2007 Equity Plan (incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 8, 2007).
10.8	The Dice Holdings, Inc. Executive Cash Incentive Plan (incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on June 8, 2007).
10.9	Employment Agreement, dated as of October 25, 2002, and amended as of July 1, 2003 and July 9, 2005, between Dice Inc. and Scot W. Melland (incorporated by reference from Exhibit 10.3 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).
10.10	Employment Agreement, dated as of April 20, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Michael P. Durney (incorporated by reference from Exhibit 10.4 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).
10.11	Employment Agreement, dated as of July 9, 2001, and amended as of August 17, 2004, and July 6, 2009, between Dice Holdings Inc. and Thomas M. Silver (incorporated by reference from Exhibit 10.5 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007.
10.12	Amendment to Employment Agreement, dated as of July 6, 2009, between Dice Holdings, Inc. and Thomas M. Sliver (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2009 (File No. 001-33584) filed on July 23, 2009).
10.13	Employment Agreement, dated as of January 31, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Brian Campbell (incorporated by reference from Exhibit 10.7 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-141876) filed on July 11, 2007).
10.14	Employment Agreement, dated as of June 20, 2005 between eFinancialCareers Limited and John Benson (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2008 (File No. 001-33584) filed on May 7, 2008).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Certifications of Scot Melland, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Michael Durney, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Scot Melland, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certifications of Michael Durney, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

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Dice Holdings, Inc.

March 17, 2010

Dear Fellow Stockholder,

I am pleased to invite you to our 2010 Annual Meeting of Stockholders, which will be held on Friday, April 23, 2010, at 9:00 a.m., local time, at the Grand Hyatt New York, Park Avenue at Grand Central, New York, New York 10017.

At the meeting, we will be electing one class of directors, as well as considering the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. The Board of Directors recommends a vote **FOR** the election of all director nominees and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm.

You may vote your shares using the Internet or the telephone by following the instructions on the enclosed proxy card. Of course, you may also vote by returning the enclosed proxy card.

Only Dice Holdings, Inc. stockholders may attend the annual meeting. If you wish to attend the meeting in person, you will need to request an admission ticket in advance. You can request a ticket by following the instructions set forth in the proxy statement.

Thank you very much for your support of Dice Holdings, Inc.

Sincerely,



Scot W. Melland
Chairman, President and Chief Executive Officer

Dice Holdings, Inc.

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on April 22, 2010.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/dhx**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card



▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees for director listed under Proposal 1 and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - John W. Barter	☐	☐	02 - Scot W. Melland	☐	☐	03 - William W. Wyman	☐	☐



	For	Against	Abstain
2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



3 1 A V   D H X 1

025107_COMPANY_BLANKS_1_318163812/000001/000001/i

015V5B

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Dice Holdings, Inc.

Proxy — DICE HOLDINGS, INC.

Annual Meeting of Stockholders – To Be Held April 23, 2010

THE BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned hereby appoint(s) MICHAEL P. DURNEY, CONSTANCE MELROSE and BRIAN P. CAMPBELL, and each of them, attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock of Dice Holdings, Inc. that the undersigned would be entitled to cast if personally present at the 2010 Annual Meeting of Stockholders of the Company, and at any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED AS SPECIFIED BY THE UNDERSIGNED ON THE REVERSE SIDE. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED AS TO ALL SHARES OF THE UNDERSIGNED **FOR** THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED ON THE REVERSE SIDE AND **FOR** PROPOSAL 2; AND ACCORDING TO THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

Sign Up Today For Electronic Delivery

Email delivery of your stockholder materials is efficient, environmentally friendly, and reduces Dice's printing and postage costs. Sign up today by calling (212) 448-4181 or by emailing IR@dice.com.

If you vote your proxy by Internet or by telephone, please do NOT mail back the proxy card. You can access, view and download this year's Annual Report and Proxy Statement on the Investor Relations section of the Dice Holdings, Inc. website at www.investor.diceholdingsinc.com.

(Continued and to be marked, dated and signed, on the other side)

DICE HOLDINGS, INC.
1040 Avenue of the Americas, 16th Floor
New York, New York 10018

March 17, 2010

NOTICE OF ANNUAL MEETING

Dice Holdings, Inc., a Delaware corporation (the "Company"), will hold its 2010 Annual Meeting of Stockholders (the "Annual Meeting") at the Grand Hyatt New York, Park Avenue at Grand Central, New York, New York 10017, on Friday, April 23, 2010, at 9:00 a.m., local time, to:

1. Elect three Class III directors, each for a term of three years, or until their successors are duly elected and qualified;
2. Ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and
3. Transact any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Stockholders of record of Dice Holdings, Inc. common stock (NYSE: DHX) as of the close of business on March 17, 2010, are entitled to vote at the Annual Meeting and any adjournments or postponements thereof. A list of these stockholders will be available at the offices of the Company in New York, New York.

Whether or not you plan to attend the Annual Meeting in person, please sign and date the enclosed proxy card and return it promptly, or submit your proxy by telephone or the Internet. Any stockholder of record who is present at the Annual Meeting may vote in person instead of by proxy, thereby revoking any previous proxy.



Brian P. Campbell
Vice President, General Counsel and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 23, 2010

The proxy statement and Annual Report on Form 10-K are available at www.investor.diceholdingsinc.com. The means to vote is available by Internet at www.investorvote.com/dhx or by calling 1-800-652-VOTE (8683).

Your Vote is Important

Please vote as promptly as possible
by using the Internet or telephone or
by signing, dating and returning the enclosed proxy card

If you plan to attend the meeting, you must request an admission ticket in advance of the meeting. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Please note that if you hold your shares in "street name" (through a broker or other nominee), you will need to send a written request for a ticket, along with proof of share ownership, such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage firm account statement or a letter from the broker, trustee, bank or nominee holding your shares, confirming ownership.

Requests for admission should be addressed to the Corporate Secretary, Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York 10018 or by calling (212) 448-4181, and will be processed in the order in which they are received and must be requested no later than April 20, 2010. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the Annual Meeting, each stockholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 8:30 a.m. and the meeting will begin promptly at 9:00 a.m., local time. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the Annual Meeting.

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TABLE OF CONTENTS

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PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS

To be held on April 23, 2010

This proxy statement is furnished to the stockholders of record of Dice Holdings, Inc., a Delaware corporation, in connection with the solicitation by the Company's Board of Directors of proxies for the 2010 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at the Grand Hyatt New York, Park Avenue at Grand Central, New York, New York 10017 on Friday, April 23, 2010, at 9:00 a.m., local time, and at any adjournments or postponements thereof, for the purpose of considering and acting upon the matters set forth in the accompanying Notice of Annual Meeting of Stockholders. In this proxy statement, we refer to Dice Holdings, Inc. as the "Company," "we" or "us."

This proxy statement and accompanying proxy and voting instructions are first being mailed on or about March 19, 2010 to holders of the Company's common stock, par value $0.01 (the "Common Stock"), entitled to vote at the Annual Meeting. The presence in person or by proxy of the holders of a majority of the total number of shares of Common Stock entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of any business at the Annual Meeting. Each owner of record of the Common Stock on the record date is entitled to one vote for each share. The record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting, is March 17, 2010. At the close of business on March 11, 2010, there were outstanding and entitled to vote 62,418,859 shares of the Common Stock. The shares of Common Stock are publicly traded on the New York Stock Exchange (the "NYSE") under the symbol "DHX."

At the Annual Meeting, three directors (the "Class III Directors") will be elected by a plurality of the votes cast in person or by proxy and eligible to vote at the Annual Meeting. The ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm will require the affirmative vote of a majority in voting power of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting. Our principal stockholders, which consist of certain affiliates of General Atlantic LLC (the "General Atlantic Stockholders") and certain affiliates of Quadrangle Group LLC (the "Quadrangle Stockholders," and together with the General Atlantic Stockholders, the "Principal Stockholders"), control approximately 72% of the Common Stock outstanding, and as a result, the Principal Stockholders have the ability to cause the election of all nominees for the Class III Directors and the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. The Company expects the Principal Stockholders will vote **FOR** the election of the Class III Directors and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm, thereby ensuring the approval of the election of all nominees for the Class III Directors and the ratification of the selection of Deloitte & Touche LLP.

Broker non-votes and shares with respect to which a stockholder abstains are included in determining whether a quorum is present. An abstention is not deemed to be a vote cast with respect to the election of directors, but will be considered a vote cast with respect to any proposal requiring the approval of the affirmative vote of a majority in voting power. Broker non-votes will not be considered votes cast. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that item and has not received instructions from the beneficial owner. Under NYSE rules, proposals to elect directors are not considered discretionary items but proposals to approve the appointment of the independent registered public accounting firm are considered discretionary items, which means that brokerage firms may vote in their discretion on the ratification of the appointment of the independent registered public accounting firm on behalf of clients who have not furnished voting instructions. Under Delaware law, an abstention or a broker non-vote will have no legal effect on the election of directors, and an abstention, but not a broker non-vote, will have the same legal effect as a vote "against" the proposal to ratify the appointment of the independent registered public accounting firm.

All shares entitled to vote and represented by properly executed proxies received prior to the Annual Meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. If any other matters are properly presented at the Annual Meeting for consideration, the persons named in the enclosed form of proxy will have discretion to vote on those matters in accordance with their own judgment to the same extent as the person signing the proxy would be entitled to vote.

Stockholders will have the option to submit their proxies or voting instructions electronically through the Internet, by telephone or by using a traditional proxy card. Stockholders should check their proxy card or voting instructions forwarded by their broker, bank or other holder of record to see which options are available. The deadline for voting via the Internet or by telephone is 11:59 P.M., Eastern Daylight Time, on April 22, 2010. Stockholders submitting proxies or voting instructions via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that would be borne by the stockholder.

Any stockholder of record may revoke a proxy at any time before it is voted by filing with the Corporate Secretary, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or duly executed proxy, in either case dated later than the prior proxy relating to the same shares, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke a proxy).

Any written notice of revocation or subsequent proxy should be delivered to Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York Attention: Corporate Secretary, or hand delivered to the Corporate Secretary, before the taking of the vote at the Annual Meeting. To revoke a proxy previously submitted via the Internet or by telephone, a stockholder may simply submit a new proxy (including by means of the Internet or by telephone) at a later date before the taking of the vote at the Annual Meeting, in which case, the later submitted proxy will be recorded and the earlier proxy will be revoked.

DIRECTORS AND CORPORATE GOVERNANCE

Board Structure

Composition of our Board of Directors

Our board of directors currently consists of eight directors. The board met seven times during fiscal 2009. Each director attended at least 70% of all of the meetings of the board and committees on which he served. Under the Company's Corporate Governance Guidelines, each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending annual and special meetings of the stockholders of the Company and meetings of the board and committees of which he is a member.

Our amended and restated by-laws provide that our board of directors will consist of no less than five or more than 20 persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors; however, our shareholders agreement among us, our Principal Stockholders and certain management stockholders (the "Management Stockholders") dated July 23, 2007 (the "Institutional Shareholder Agreement") requires that the board consist of at least eight directors, one of whom must be our Chief Executive Officer. Our board is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Barter, Melland and Wyman are currently serving as Class III directors (with a term expiring at the 2010 Annual Meeting) and have been nominated for reelection. Messrs. Ezersky, Gordon and Hodgson are currently serving as Class I directors (with a term expiring at the 2011 Annual Meeting). Mr. Bingham and Ms. Siegel, who joined the Board in July and October, respectively, are currently serving as Class II directors (with a term expiring at the 2012 Annual Meeting).

Under the Institutional Shareholder Agreement, each of the Principal Stockholders has the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our Common Stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our Common Stock and (3) one member of our board of directors if it owns less than 10% but at least 5% of our Common Stock. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the Institutional Shareholder Agreement. Initially, the Principal Stockholders each only designated two members to our board of directors. Currently, Mr. Ezersky and Ms. Siegel have been designated as members of our board of directors by the Quadrangle Stockholders and Messrs. Bingham and Hodgson have been designated as members of our board of directors by the General Atlantic Stockholders.

Set forth below is information relating to the Company's directors, including the Class III Directors who are nominated for re-election at the Annual Meeting, as of March 17, 2010.

Name	Age	Position
Scot W. Melland(1)(5)	47	Chairman, President and Chief Executive Officer
John W. Barter(2)(5)	63	Director
H. Raymond Bingham(6)	64	Director
Peter R. Ezersky(3)(6)	49	Director
David S. Gordon(4)	68	Director
David C. Hodgson(3)	53	Director
Amanda B. Siegel	33	Director
William W. Wyman(4)(5)(7)	72	Director

(1) Chairman of the Nominating and Corporate Governance Committee.

(2) Chairman of the Audit Committee.

(3) Member of the Nominating and Corporate Governance Committee

(4) Member of the Audit Committee.
(5) Class III Director nominated for re-election at the 2010 Annual Meeting.
(6) Member of the Compensation Committee.
(7) Chairman of the Compensation Committee.

Scot W. Melland has been our President and Chief Executive Officer and a Director since joining our predecessor, Dice Inc., in April 2001. Prior to joining the Company, he served as President and Chief Executive Officer of Vcommerce Corporation since 1999. From 1996 to 1999, he served as Vice President and later Senior Vice-President Interactive Services for Cendant Corporation. Previously, Mr. Melland served as Vice President, Investments and Alliances for Ameritech (now AT&T). Mr. Melland began his career as a consultant, joining McKinsey & Company in 1985. He is a member of the boards of directors of Globalspec, Inc. and Career Resources Inc., a nonprofit workforce development agency in Connecticut. He holds a B.S. in economics from the University of Pennsylvania and a M.B.A. from Harvard University's Graduate School of Business Administration. Mr. Melland was appointed to serve as the Chairman of our board because his day to day leadership as our President and Chief Executive Officer provides him with intimate knowledge of our business, our business strategy and our industry.

John W. Barter has been a director since April 2007. From 1988 to 1994, he was senior vice president and chief financial officer of AlliedSignal, Inc., now known as Honeywell International, Inc., an advanced technology and manufacturing company. From October 1994 until his retirement in December 1997, Mr. Barter was executive vice president of AlliedSignal, Inc. and president of AlliedSignal Automotive. After retiring from AlliedSignal, Inc., Mr. Barter served briefly as chief financial officer of Kestrel Solutions, Inc., a privately-owned early stage company established to develop and bring to market a new product in the telecommunications industry, from January 2000 to May 2001. Kestrel filed a voluntary petition for bankruptcy protection in October 2002. Mr. Barter also serves on the boards of directors of SRA International and Genpact Limited. Mr. Barter was appointed to serve on our board based on his broad and extensive experience serving in management roles at other companies and his service on the board of directors of other public companies, both of which we believe enable him to provide effective oversight to our board. The board also considered Mr. Barter's prior experience as a chief financial officer, which was instrumental in his being selected to serve as Chairman of the Audit Committee.

H. Raymond Bingham has been a Director since July 2009 and is an Advisory Director of General Atlantic. He was Executive Chairman of the Board of Directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004 and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a director of Flextronics International Ltd., Oracle Corporation and STMicroelectronics N.V. Mr. Bingham was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his broad and extensive experience serving in management roles at technology companies, including as chief financial officer, as well as his experience as an Advisory Director of General Atlantic. Mr. Bingham's significant service on the board of directors of other publicly-traded technology companies and his extensive knowledge and experience managing portfolio companies both within and outside our industry brings unique insight to our board.

Peter R. Ezersky has been a director since August 2005 and is a Managing Principal of Quadrangle. Prior to the formation of Quadrangle in March 2000, Mr. Ezersky was a Managing Director of Lazard Frères & Co. LLC and headed the firm's worldwide Media and Communications group. Prior to joining Lazard, Mr. Ezersky was a Vice President in the Mergers and Acquisitions group of The First Boston Corporation. Mr. Ezersky also serves on the Boards of Directors of Cinemark, Get AS, Hargray Holdings, MGM and Protection One and on the Advisory Board of Bresnan Broadband. Mr. Ezersky received a J.D. from Yale Law School, where he was an editor of The Yale Law Journal and received a B.A., summa cum laude, in political science from Amherst College, where he was a member of Phi Beta Kappa. Mr. Ezersky was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his extensive experience in investment banking, including as the head of the Media and Communications group at Lazard, as well as his experience as a Managing Principal of Quadrangle. Mr. Ezersky's significant service on the board of directors of other publicly-traded companies and his extensive knowledge and experience managing portfolio companies both within and outside our industry brings unique insight to our board.

David S. Gordon has been a director since December 2006 and is Principal of Gordon Advisory, LLC. He was the Chief Executive Officer and a director of the Milwaukee Art Museum from October 2002 until February 2008. Before that, he was the Secretary (Director) of the Royal Academy of Arts in London for six years. He also spent 12 years as the Chief Executive Officer of The Economist Newspaper Ltd. He was associated with eFinancialNews for 10 years, first as a consultant and then as non-executive chairman and oversaw the sale of eFinancialCareers to us in 2006. Mr. Gordon also serves on the board of directors of Profile Books Ltd. Mr. Gordon was appointed to serve on our board based on his prior association with, and intimate knowledge of, eFinancialCareers and his experience as a chief executive officer. Mr. Gordon brings to the board expertise in business strategy and development as well as insight on doing business outside the United States.

David C. Hodgson has been a director since August 2005 and is a Managing Director of General Atlantic. He joined General Atlantic in 1982, helped found their partnership, and has over 25 years of experience identifying and assisting portfolio companies worldwide in all areas of their development. Mr. Hodgson serves on the boards of directors of a number of public and private companies including Pierpont Securities, InsightExpress, Inc., ipValue Management, Inc., Liberata Limited and TriNet Group, Inc. Mr. Hodgson graduated summa cum laude from Dartmouth College in 1978 with a degree in Mathematics and Social Sciences. He is a member of Phi Beta Kappa and received the Kemeny Prize in computing at his alma mater. In 1982, Mr. Hodgson received a M.B.A. from the Stanford University Graduate School of Business. Mr. Hodgson is chair of the board of the Echoing Green Foundation, a provider of fellowship support for not-for-profit entrepreneurs. He also serves as chair of the executive committee of the Manhattan Theatre Club and as a trustee of Johns Hopkins University and the Spence School in New York. Mr. Hodgson was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his experience as a Managing Director of General Atlantic. Mr. Hodgson's significant experience creating value for portfolio companies and managing the challenges that they face provides important guidance to our company.

Amanda B. Siegel has been a Director since October 2009 and is a Principal of Quadrangle. Ms. Siegel joined Quadrangle Group LLC in 2003 and is a Principal focused on the firm's media and communications private equity business. Ms. Siegel also serves on the Boards of Directors of Cequel Communications, and Hargray Holdings. Prior to joining Quadrangle, Ms. Siegel was an Associate with DLJ Merchant Banking Partners. She also worked as an Analyst in the Investment Banking Division at Donaldson, Lufkin & Jenrette. She received a M.B.A. from Harvard Business School and graduated with a B.S., magna cum laude, in economics and a concentration in finance and accounting from the Wharton School at the University of Pennsylvania. Ms. Siegel was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on her extensive experience in investment banking and private equity, including as a Principal of Quadrangle with significant knowledge of the media and communications industry.

William W. Wyman has been a director since December 2006 and is currently an international management consultant, assisting corporate chief executives as an individual business advisor and counselor on a broad range of issues. During 2001, Mr. Wyman was Chief Executive Officer of Predictive Systems, Inc. From 1984 to 1995, Mr. Wyman was founder and managing partner of Oliver, Wyman & Company, management consultants to large financial institutions. From 1965 to 1984, Mr. Wyman held several positions at the international management consulting firm of Booz, Allen & Hamilton including President of the Management Consulting Group, member of the executive committee and member of the board of directors. He currently serves on the board of directors of Pegasystems, Allston Trading and Summit Regional Bankshares. He is a member of the Board of Advisors of The Sprout Group, Castle Harlan Partners and Francisco Partners. He is the co-founder of Wyman Worldwide Health Partners, serves as a trustee of the Dartmouth–Hitchcock Medical Center, and served as a trustee of the Hitchcock Clinic and the Mary Hitchcock Memorial Hospital from 1996 to 2008.

He graduated from Colgate University in 1959, served in the United States Navy from 1959 to 1963, and graduated from the Harvard Business School in 1965. Mr. Wyman was appointed to serve on our board based on his significant experience serving in management roles at other operating companies and his service on the board of other publicly-traded companies. Mr. Wyman's management consulting expertise plays a key role in board discussions of our business strategy and was a key factor in his being selected to serve as Chairman of the Compensation Committee.

Director Independence

We have determined that Messrs. Barter, Bingham, Ezersky, Gordon, Hodgson, and Wyman and Ms. Siegel are independent as such term is defined by the applicable rules and regulations of the NYSE for purposes of serving on our board of directors. Additionally, each of these directors meets the categorical standards for independence established by our board, as set forth in our Corporate Governance Guidelines, which is posted on our website.

Board Leadership Structure

Mr. Melland serves as both our Chief Executive Officer and the Chairman of our board of directors. We believe that combining the role of Chairman and CEO is appropriate for our Company because Mr. Melland is most familiar with our business strategy and our industry. We also believe that the combined role of Chairman and CEO facilitates the flow of information between the board and management and helps promote effective corporate governance. We also have independent board members that bring experience, oversight and expertise from outside the Company and our industry, as well as board members affiliated with our Principal Stockholders who bring extensive knowledge and experience from managing portfolio companies both within and outside our industry. The board meets as necessary in executive sessions of the non-management directors. At any such executive session, the non-management directors take turns serving as the presiding director as provided in the Company's Corporate Governance Guidelines. As a "controlled company" for purposes of the NYSE rules (as defined below), we believe our board structure provides the appropriate balance of management oversight and non-management oversight.

Corporate Governance

Controlled Company

The Common Stock is listed on the NYSE. For purposes of the NYSE rules, we are a "controlled company." "Controlled companies" under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Together, our Principal Stockholders control more than 50% of the voting power of our Common Stock and are able to elect our entire board of directors and ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. For instance, our Chief Executive Officer is a member of our Nominating and Corporate Governance Committee. Additionally, the Institutional Shareholder Agreement requires us to take advantage of the controlled company exemption to the extent it remains available.

Required Certifications

The Company has filed with the Securities and Exchange Commission (the "Commission"), as an exhibit to its Annual Report on Form 10-K, the certifications required by its Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002. The Company has also timely submitted to the NYSE the Section 303A Annual CEO Certification for 2009, and such certification was submitted without any qualifications.

Committees of the Board

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following is a brief description of our committees.

Audit Committee

The members of the Audit Committee are:

John W. Barter (Chair)
David S. Gordon
William W. Wyman

The Audit Committee met nine times during fiscal 2009. Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our audit function and independent registered public accounting firm, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also reviews and approves related-party transactions as required by the rules of the NYSE. The authority and responsibility of the Audit Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

Messrs. Barter, Gordon and Wyman qualify as "audit committee financial experts" under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002. Messrs. Barter, Gordon and Wyman meet the independence and the experience requirements of the NYSE and the federal securities laws.

Audit Committee Report

The charter of the Audit Committee, which is available under the Investor Relations section of our website, specifies that the purpose of the Audit Committee is to assist the board in its oversight of:

- the accounting and financial reporting processes of the Company, including the integrity of the financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others;
- the Company's compliance with legal and regulatory requirements;
- the Company's independent registered public accounting firm's qualifications and independence;
- the audit of the Company's financial statements; and
- the performance of the Company's internal audit function and independent registered public accounting firm, and such other matters as shall be mandated under applicable laws, rules and regulations as well as listing standards of the NYSE.

In carrying out these responsibilities, the Audit Committee, among other things:

- monitors preparation of quarterly and annual financial reports by the Company's management;
- supervises the relationship between the Company and its independent registered public accounting firm, including having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accounting firm; and
- oversees management's implementation and maintenance of effective systems of internal and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Company's internal auditing program.

The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee's meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with the Company's independent registered public accounting firm, the Company's internal auditors, the Company's Chief Financial Officer and the Company's General Counsel.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. Deloitte & Touche LLP, as the Company's independent registered public accounting firm, is responsible for auditing those financial statements and expressing its opinion as to the fairness of the financial statement presentation in accordance with generally accepted accounting principles. Our responsibility is to oversee and review this process. We are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or generally accepted accounting principles or as to auditor independence. We rely, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

As part of its oversight of the preparation of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During fiscal 2009, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 114 (Communication with Audit Committees), including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with Deloitte & Touche LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Deloitte & Touche LLP to the Audit Committee required by applicable requirements of the Public Company Accounting Oversight Board.

In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the board that the board approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Commission.

Members of the Audit Committee:

John W. Barter (Chair)
David S. Gordon
William W. Wyman

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are:

Scot W. Melland (Chair)
Peter R. Ezersky
David C. Hodgson

The Nominating and Corporate Governance Committee met four times in 2009 and has also met twice in 2010 in preparation for the Annual Meeting. The Nominating and Corporate Governance Committee selects, or recommends that the board select, candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of directors and management evaluations. The authority and responsibility of the Nominating and Corporate Governance Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

With respect to director nominees, the Nominating and Corporate Governance Committee, which the Chief Executive chairs, (i) identifies individuals qualified to become members of the board (consistent with criteria approved by the board), (ii) reviews the qualifications of any such person submitted to be considered as a member of the board by any stockholder or otherwise, (iii) conducts background checks of individuals the Nominating and Corporate Governance Committee intends to recommend to the board as director nominees and (iv) selects, or recommends that the board select, the director nominees for the next annual meeting of stockholders or to fill in vacancies on the board. In identifying and reviewing qualifications of candidates for membership on the board, the Nominating and Corporate Governance Committee evaluates all factors which it deems appropriate, including the requirements of the Company's Corporate Governance Guidelines and the other criteria approved by the board.

Pursuant to the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee will seek members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The assessment of candidates for the board includes an individual's independence, as well as consideration of diversity, age, skills and experience in the context of the needs of the board. The Nominating and Corporate Governance Committee also takes into account the Company's obligations with respect to board composition set forth in the Institutional Shareholder Agreement. The Nominating and Corporate Governance Committee assesses the effectiveness of its diversity policy set forth in the Corporate Governance Guidelines annually in connection with the nomination of directors for election at the annual meeting of stockholders. The composition of the current board reflects diversity in business and professional experience, skills, age and gender.

The Institutional Shareholder Agreement requires that our Nominating and Corporate Governance Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one director designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Messrs. Ezersky and Hodgson were appointed to the Nominating and Corporate Governance Committee as the Quadrangle Stockholders' designee and the General Atlantic Stockholders' designee, respectively, under the Institutional Shareholder Agreement.

Compensation Committee

The members of the Compensation Committee are:

William W. Wyman (Chair)
H. Raymond Bingham
Peter R. Ezersky

The Compensation Committee met seven times in 2009. The Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of awards under our equity incentive plans. The authority and responsibility of the Compensation Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

The Institutional Shareholder Agreement requires that our Compensation Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one independent director designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Messrs. Bingham and Ezersky were appointed to the Compensation Committee as the General Atlantic Stockholders' designee and the Quadrangle Stockholders' designee, respectively, under the Institutional Shareholder Agreement (succeeding Anton Levy and Jeffrey Nordhaus who resigned from our Board in July 2009 and October 2009, respectively).

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

Corporate Governance Guidelines and Code of Conduct and Ethics

The board of directors has adopted Corporate Governance Guidelines, which set forth a flexible framework within which the board, assisted by its committees, directs the affairs of the Company. The Corporate Governance Guidelines address, among other things, the composition and functions of the board of directors, director independence, stock ownership by directors and compensation of directors, management succession and review, board committees and selection of new directors. A copy of the Company's Corporate Governance Guidelines is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

The Company has also adopted a Code of Conduct and Ethics, which is applicable to all directors, officers and employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. A copy of the Company's Code of Conduct and Ethics is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary. If the Company amends or waives the Code of Conduct and Ethics with respect to the directors, Chief Executive Officer, Chief Financial Officer or principal accounting officer, it will post the amendment or waiver at the same location on its website.

Risk Management

The board has an active role in overseeing the Company's risk management. The board regularly reviews information presented by management regarding the Company's business and operational risks, including relating to security, privacy, credit and liquidity. The board committees also play an active role in managing the Company's risk. The Audit Committee reviews and discusses with management the Company's major financial risk exposures and the steps management has taken to monitor, control and manage such exposures. The Audit Committee reviews and discusses at least annually the Company's code of ethics and procedures in place to enforce the code of ethics and, if there are any amendment or waiver requests relating to the Company's code of ethics for the chief executive officer or senior financial officers, would review and make a determination on such requests. In addition, the Audit Committee reviews related party transactions and potential conflicts of interest related thereto. The Compensation Committee reviews the Company's overall compensation program and its effectiveness at linking both executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Corporate Governance Committee manages risks associated with director independence. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company has adopted a written Related Person Transaction Policy (the "policy"), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our board of directors or Compensation Committee.

Our policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy also provides that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Stockholder Agreement

The Institutional Shareholder Agreement contains restrictions on the ability of the Principal Stockholders and certain of our executive officers, including Messrs. Melland, Durney, Silver, Campbell and Melde and Ms. Melrose, who are "Management Stockholders" under the Institutional Shareholder Agreement, to transfer shares of our Common Stock and provisions related to registration rights granted to such stockholders.

In addition, the Institutional Shareholder Agreement contains provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance, which are more fully discussed under "*Directors and Corporate Governance—Board Structure*" and "*Directors and Corporate Governance—Corporate Governance.*" If both Principal Stockholders hold less than 5% of our Common Stock, these provisions terminate.

Restrictions on Transfer

Under the Institutional Shareholder Agreement, neither of the Principal Stockholders may sell or transfer shares of our capital stock (except for transfers to certain permitted transferees or certain block sale transfers) without the consent of the other Principal Stockholder. A Management Stockholder may transfer all of his or her holdings.

Additionally, the Principal Stockholders and the Management Stockholders have agreed not to sell any shares during the period beginning 14 days prior to the effective date of a registration statement filed in connection with the exercise of demand or piggyback registration rights by any stockholder until the earlier of

(1) 90 days after any public offering and (2) the expiration of the underwriters lock-up period for the applicable offering, provided that the Principal Stockholders and Management Stockholders have agreed that notwithstanding this provision, they will remain subject to the terms of any underwriter lock-up agreement for the applicable offering.

Other Provisions

Under the Institutional Shareholder Agreement, we have agreed that the doctrine of "corporate opportunity" will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers.

The Institutional Shareholder Agreement requires us to deliver to each stockholder who is a party to the agreement and owns 5% or more of our Common Stock in the aggregate certain monthly financial statements as soon as practicable after they are available, subject to customary confidentiality provisions. Additionally, except to the extent available on the Commission's EDGAR system, we are required to deliver to each stockholder who is a party to the agreement and owns 5% or more of our Common Stock copies of all financial statements, reports, notices and proxy statements and all regular and periodic reports, and registration statements or prospectuses filed by us with the Commission.

Registration Rights

Under the Institutional Shareholder Agreement, each of the Principal Stockholders is entitled to certain demand registration rights, including the right to require us to effect a shelf registration if we are eligible to file registration statements on Form S-3.

Under the Institutional Shareholder Agreement, in a demand registration, the non-requesting Principal Stockholder and the Management Stockholders are entitled to piggyback registration rights with respect to any registration request made by a Principal Stockholder, subject to limited exceptions. If the registration requested by a Principal Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, the number of shares included in the offering will be determined as follows:

- first, shares offered by the Principal Stockholders and the Management Stockholders (but only to the extent such shares were not acquired pursuant to the exercise of options) (pro rata, based on the number of their respective shares requested to be included in such offering);
- second, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering); and
- third, shares offered by us for our own account.

The Institutional Shareholder Agreement also provides that each Principal Stockholder and Management Stockholder is entitled to piggyback registration rights with respect to any registration initiated by us, subject to certain limited exceptions. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, then the number of shares included in the offering shall be determined as follows:

- first, shares offered by us for our own account;
- second, shares requested to be included by the Principal Stockholders and the Management Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering);
- third, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering).

In any piggyback registration, including our initial public offering, we have agreed to indemnify the participating Principal Stockholders and Management Stockholders and to pay all registration expenses (other than underwriting discounts and commissions and certain legal expenses of the selling stockholders).

Block Sales

Under the Institutional Shareholder Agreement, a Principal Stockholder may request to sell Common Stock in a block sale, provided that the Principal Stockholder gives written notice to us and the other Principal Stockholder. The other Principal Stockholder will then have the right to participate in the block sale on a proportional basis with the requesting Principal Stockholder. Each Principal Stockholder may make up to two block sales in any one year period, and each block sale must recognize proceeds of at least $20 million. These provisions terminate with respect to a Principal Stockholder if it owns less than 10% of our Common Stock.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K.

Members of the Compensation Committee:

William W. Wyman (Chair)
Peter R. Ezersky
H. Raymond Bingham

Compensation Discussion and Analysis

2009 Overview

During 2009, along with conducting its normal oversight responsibilities, the Compensation Committee again reviewed the Company's compensation practices in light of the Company's performance, stock market valuation and the difficult business environment. Using the peer group information and recommendations from Frederick W. Cook & Company (as described in more detail below), the Committee reviewed and confirmed, with minor adjustments, its policies governing senior management compensation including plans for annual salaries, incentive compensation and long-term equity compensation. The Committee reviewed 2009 performance company-wide and for individual members of senior management and awarded bonuses as more fully described below. The Committee reviewed the parameters for annual management equity awards and approved an annual option grant effective February 9, 2009.

Compensation Program Philosophy and Objectives

Our primary objective with respect to executive compensation is to provide competitive compensation and benefits to attract, retain, motivate and reward the highest quality executive officers, while supporting our core values and strategic initiatives. A further key objective is to create a pay-for-performance culture such that a substantial portion of each executive officer's compensation is contingent on, and variable with, achievement of objective corporate and individual performance goals and other objective measures of success.

In addition, we aim to establish compensation plans that align the performance of our executive officers with our business plan and strategic objectives and promote the interests of stockholders by focusing management on achieving strong short-term (annual) performance in a manner that supports and ensures our long-term success and profitability.

Finally, it is a key objective to ensure that compensation provided to executive officers remains reasonable and responsible yet competitive relative to the compensation paid to similarly situated executives at comparable companies. It is essential that our overall compensation levels be sufficiently competitive to attract talented leaders and motivate those leaders to achieve superior results. At the same time, our executive compensation programs are intended to be consistent with our focus on controlling costs.

In addition to rewarding corporate and individual performance, our compensation program is designed to reward the level of responsibility of, and the position undertaken by, an executive. Total compensation and accountability should generally increase with position and responsibility. As a result, total compensation is higher for individuals with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives. Additionally, as position and responsibility increases, a greater portion of the executive officer's total compensation is performance-based pay contingent on the achievement of performance objectives. In the same way, equity-based compensation is higher for persons with higher levels of responsibility, making a significant portion of their total compensation dependent on long-term stock appreciation.

The Process of Setting Executive Compensation

Our Compensation Committee meets throughout the year, including in executive session, to evaluate the performance of our named executive officers, to determine their bonuses for the prior fiscal year, to establish the individual and corporate performance objectives for each executive for the current fiscal year, to set their base salaries for the next fiscal year, to determine the portion of total compensation that will be contingent, performance-based pay, and to consider and approve any grants of equity incentive compensation. Our Compensation Committee also reviews the appropriateness of the financial measures used in incentive plans and the degree of difficulty in achieving specific performance targets. Our Compensation Committee engages in an active dialogue with our Chief Executive Officer concerning strategic objectives and performance targets.

Our Compensation Committee establishes, together with the performance objectives, targeted annual cash compensation levels (i.e. maximum achievable compensation) for each of the named executive officers by determining each named executive officer's base salary and amount of bonus compensation upon achievement of performance targets. In preparing the target amounts, the size of one individual element of compensation does, in some respects, affect the Compensation Committee's determination of what the targeted amount of other components of compensation should be. For example, each executive's base pay is used as a basis for calculating a target contribution percentage for purposes of establishing the bonus pool. As a general proposition, the Compensation Committee attempts to determine the overall best mix of fixed and incentive compensation. In making this determination, the Compensation Committee is guided by the compensation philosophy described above. The Compensation Committee also considers historical compensation levels, the relative compensation levels among our senior executive officers and the competitive pay practices at other companies using third-party compensation studies and surveys performed by independent organizations. We use these third-party compensation studies as a basis for comparing and setting individual elements of executive compensation for the named executive officers because they provide compensation information for companies in our industry and also provide comprehensive compensation information not obtainable from public sources. The Compensation Committee may also consider industry conditions, corporate performance versus a peer group of companies and the overall effectiveness of our compensation program in achieving desired performance levels. In 2007, the Compensation Committee, in consultation with Frederic W. Cook & Company, a compensation consulting firm retained by the Compensation Committee, identified the following peer group of companies based on size and business focus: Bankrate, Inc., Blue Nile, Inc., ComScore, Inc., drugstore.com, inc., Greenfield Online Inc., Kenexa Corporation, Limelight Networks, Inc., Liquidity Services, Inc., LoopNet, Inc., Shutterfly, Inc., TechTarget, Inc., The Knot, Inc., VistaPrint Limited, WebMD Health Corp. and Websense, Inc. We continued to use data from this peer group for comparison purposes in 2009, although not all the companies in the group continued to operate as independent public companies.

We believe that internal pay equity is an important factor to be considered in establishing compensation for our officers. The Compensation Committee has not established a policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other officers, but it does review compensation levels to ensure that appropriate pay equity exists, which is determined in the Compensation Committee's discretion based on our Compensation Committee members' experience with, and knowledge of, other companies' practices. The Compensation Committee intends to continue to review internal compensation equity and may adopt a formal policy in the future if we deem such a policy to be appropriate.

Benchmarking

The Compensation Committee does not believe that it is appropriate to establish compensation levels primarily based on benchmarking. While we recognize that our compensation practices must be competitive in the marketplace, such marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. When a named executive officer is scheduled to receive his or her annual raise, the Compensation Committee sometimes reviews independent compensation studies in order to compare the compensation received by comparable executives in similar-sized companies to ensure that the compensation we award is competitive in the market place, as detailed in the section 'The Process of Setting Executive Compensation' above. In September 2007, Frederic W. Cook & Company conducted a comprehensive review of our then-existing compensation programs for executive officers. The purpose of the review was to assess the design and competitive positioning of our compensation programs and to make recommendations for change, if appropriate, to be implemented as part of our compensation program going forward. For 2009, the Compensation Committee used the Frederick W. Cook & Company analysis in part to evaluate and determine the compensation for Mr. Melland, Mr. Durney, Mr. Silver and Mr. Campbell. Frederick W. Cook & Company is currently working with the Compensation Committee to update this analysis to assist with executive compensation decisions for 2010. Frederick W. Cook & Company also continues to advise the Compensation Committee from time to time on our compensation program and related executive compensation matters.

Management's Role in the Compensation-Setting Process

Our Chief Executive Officer, Mr. Melland, plays a significant role in the compensation-setting process. Mr. Melland evaluates the performance of the other named executive officers, recommends business performance targets and objectives for the other named executive officers and recommends salary and bonus levels and option awards for other executive officers. Mr. Durney recommends salary and bonus levels and option awards for Mr. Campbell. All recommendations of Mr. Melland and Mr. Durney are subject to Compensation Committee approval. The Compensation Committee discusses the recommendations with Mr. Melland or Mr. Durney, as appropriate, and then makes its decisions in its sole discretion. Similarly, Mr. Melland's compensation, performance targets and objectives are discussed among the members of the Compensation Committee and the Compensation Committee sets Mr. Melland's compensation. Mr. Melland may ask the Compensation Committee for the right to exercise discretion in awarding executive compensation in exceptional circumstances, but our general practice is that all decisions of the Compensation Committee are considered final.

Mr. Melland helps the Compensation Committee set its agenda for meetings and participates in committee meetings at the committee's request. He provides background information regarding our strategic objectives, evaluates the performance of the senior executive officers, and makes compensation recommendations for senior executive officers. Other executives also prepare information for each Compensation Committee meeting.

Elements of Executive Compensation

Base Salary

Base pay provides executives with a base level of regular income. In determining a named executive officer's base salary, we consider the executive's qualifications, experience and industry knowledge, the quality and effectiveness of their leadership at our company, the scope of their responsibilities and future potential, the goals and objectives established for the executive, the executive's past performance, the base salary paid to officers in comparable positions at companies who are reflected in independent studies, internal pay equity and other factors as deemed appropriate. In addition, we consider the other components of executive compensation and the mix of performance pay to total compensation. The Compensation Committee does not apply any specific weighting to these factors.

Annually, the Compensation Committee reviews each executive's past salary and performance, and general economic conditions in our industry, and decides whether or not to adjust the salary. Adjustments, if any, are implemented effective as of January 1 in the case of Messrs. Melland, Durney and Benson, and effective typically on anniversary dates in the case of Messrs. Silver and Campbell. Subject to the limitations found in each executive's employment agreement we entered into with each of the executives, the Compensation Committee can increase or decrease an executive's base salary at its discretion.

In light of the challenging economic environment, Mr. Melland and Mr. Durney recommended against salary increases during 2009 for the named executive officers who report to them and the Compensation Committee agreed with those recommendations. Accordingly, base salaries remained flat for Mr. Melland ($440,000); Mr. Durney ($355,000); Mr. Campbell ($277,000); and Mr. Benson (approximately $216,346 (reflecting £137,800 converted at US$1.57 for each £1)). Mr. Silver's base salary also remained flat ($308,000) until the time of his promotion to Senior Vice President, North America in September 2009. At that time, Mr. Melland recommended a salary increase for Mr. Silver to $325,000, which was approved by the Compensation Committee. Base salaries also remained flat for the majority of senior management within the Company.

Senior Bonus Plan

We award annual cash bonuses under our Senior Bonus Plan for achievement of specified performance objectives with a time horizon of one year or less. We make awards from an established bonus pool. The Compensation Committee determines the total size of our bonus pool by taking into account our qualitative and financial performance. Within the parameters of the overall pool, there are separate sub-pools allocated to the performance of the individual operating units. The Compensation Committee determines the size of an award that we make to a particular executive by considering his or her individual performance as measured against pre-set performance targets and objectives and his or her individual impact on our overall performance. Each of those pieces is equally weighted. We believe this pool-based bonus system helps to foster teamwork and ensures that all executives work together as one in the interest of our performance. The current structure of the plan has been in place since 2004.

In determining the annual cash bonuses awarded to each named executive officer under our Senior Bonus Plan, the Company takes into account many of the same factors that it considers when determining base salaries, with particular focus on the Committee's evaluation of the named executive officer's performance in the preceding fiscal year. Similar to the determinations with respect to base salary and equity incentives, the Committee considers all relevant factors taken as a whole in setting the applicable annual cash bonus award for the fiscal year.

The revenue target and the Adjusted EBITDA target for bonus pool purposes are set on an annual basis. In December 2008, our proposed 2009 bonus plan was presented to the board and the final plan was approved in February 2009. For purposes of funding the senior bonus pool for 2009, the Compensation Committee established a target for revenue of $109.6 million and a target for Adjusted EBITDA of $47.4 million. For purposes of Mr. Benson's participation in the Senior Bonus Plan, the target for revenue and the target for Adjusted EBITDA (as converted from British Pounds to U.S. Dollars at an exchange rate of US$1.57 for each £1) was approximately $29.2 million and approximately $10.6 million, respectively, representing the goals for the worldwide eFinancialCareers business. The revenue target for purposes of the Senior Bonus Plan was not intended to be in accordance with U.S. GAAP and includes various adjustments that cause the measurement amount to differ from our actual results. Likewise, the Adjusted EBITDA target includes various adjustments, such as the exclusion of stock based compensation and the exclusion of the accrual for the senior bonus. Additionally, the actual revenue and Adjusted EBITDA results are adjusted to use foreign exchange rates that were assumed when the target amounts were determined, therefore eliminating the impact of changes in exchange rates. We calculate our total bonus pool by taking a percentage of each executive's base compensation and contributing that amount to the total bonus pool for our executives. In 2009, this target contribution percentage was 75% for Mr. Melland as Chief Executive Officer, 60% for Mr. Durney as Chief Financial Officer, 53% for Mr. Silver as Senior Vice President (reflecting a prorated combination of his 50% target prior to his promotion in September 2009 and 60% after his promotion), 50% for Mr. Benson as Chief Executive Officer of eFinancialCareers and 35% for Mr. Campbell as Vice President and General Counsel. We multiply this percentage by the executive's annual base compensation to obtain each executive's targeted pay contribution to the pool.

The total bonus pool available for the named executive officers and other senior executives designated by the Compensation Committee is funded in the following way:

- 30% of the pool is funded automatically;
- 35% is funded according to the percentage of the revenue target achieved; and
- 35% is funded according to the percentage of the Adjusted EBITDA target achieved.

For 2009, if our actual results are lower than 85% of the revenue target or the Adjusted EBITDA target, the 35% of the bonus pool to be funded upon achieving the applicable target is not funded. If 85% of the applicable target is achieved, 50% of the 35% to be funded with respect to the applicable target is funded. If our actual revenue or Adjusted EBITDA falls between 85% and 100% of the applicable target, the amount to be funded for each target to the bonus pool increases from 50% to 100% of the applicable 35% portion of the bonus pool on a pro-rata basis. Further, for 2009, the size of our bonus pool would increase by 6.25% for each 1% that our actual revenue exceeds our revenue target (the "revenue multiplier"), provided that actual Adjusted EBITDA is also equal to or greater than the sum of (1) the Adjusted EBITDA target plus (2) 50% of the amount by which actual revenue exceeds our revenue target. (If actual Adjusted EBITDA exceeds our Adjusted EBITDA target but actual revenue does not exceed our revenue target, the bonus pool does not increase.) The Compensation Committee reduced the revenue multiplier from 12.5% in 2008 to 6.25% in 2009 to reflect the lower aggregate revenue target in the plan.

If our actual revenue exceeds our target amount, and our actual Adjusted EBITDA performance is sufficient such that the bonus pool is increased as described above, then the contribution we make to the bonus pool in respect of each executive's base compensation can be increased so that each individual's "base compensation contribution" to the bonus pool can be as much as two times their targeted base compensation contribution.

In 2009, for purposes of the bonus pool, the actual revenue was $107.2 million and the actual Adjusted EBITDA amount was $50.4 million. For the worldwide eFinancialCareers business, the actual revenue and the Adjusted EBITDA (as converted from British Pounds to U.S. Dollars at an exchange rate of US$1.57 for each £1) was approximately $26.7 million and approximately $10.1 million, respectively. Because our actual revenues for bonus pool purposes were below our budget targets, the bonus pool funding was decreased by 3% (16% in the case of Mr. Benson) and, accordingly, we multiplied each executive officer's targeted base compensation contribution amount by 97% (except that for Mr. Benson the multiplier was 84%) to determine how much would be contributed to the bonus pool with respect to his or her base compensation. As a result, the total bonus pool for the Senior Bonus Plan for 2009 was $1.7 million. The five named executive officers plus 18 other members of senior management participated in the Senior Bonus Plan and were eligible for bonuses out of the total bonus pool.

The Compensation Committee then reviews each executive's performance against his individual performance objectives (set forth below) and may further increase or decrease the percentage for any particular executive if that executive has had a significant impact in helping us achieve superior company performance. We believe this ensures that executives whose performance is outstanding receive proportionately larger bonuses as a reward. It is possible that any single participant may be allocated a bonus from the bonus pool in an amount up to a maximum of two times his or her targeted base compensation contribution to the bonus pool, if his or her performance warrants such a payout based on the Compensation Committee's qualitative assessment of the executive's performance against his or her goals and objectives. Similarly, it is also possible that any participant in the Senior Bonus Plan may be allocated less than his or her targeted base compensation contribution to the bonus pool, based on his or her performance against his or her goals and objectives.

The 2009 individual performance goals and objectives for Mr. Melland included:

- achieving 2009 financial and operating targets, including revenue, EBITDA, and operating cash flow;
- focusing on customer service and improving customer retention at Dice and eFinancialCareers;

- broadening the addressable market for eFinancialCareers; pursuing additional country expansion;
- creating new services and features for our professional communities; developing related revenue streams;
- further developing the organization and its infrastructure to support growth and enhance quality; and
- pursuing growth opportunities in new verticals or related services.

The 2009 individual performance goals and objectives for Mr. Durney included:

- ensuring timely, accurate and informative management and external financial reporting;
- improving global strategic planning process;
- realigning global finance and accounting teams to provide maximum efficiency internally and streamlined external reporting;
- Managing external reporting process; completing Sarbanes-Oxley compliance and control improvements;
- leading corporate development activities; and
- identifing areas for cost reduction and performance improvement.

The 2009 individual performance goals and objectives for Mr. Silver included:

- improving customer acquisition, lead generation and cross-selling activities;
- developing and launching complementary services; improving retention rates;
- improving the size, quality and uniqueness of user segments of Dice and ClearanceJobs;
- achieving North American sales targets for 2009;
- successfully implementing planned product enhancements for Dice and ClearanceJobs; and
- increasing customer and job seeker satisfaction with Dice and ClearanceJobs services.

The 2009 individual performance goals and objectives for Mr. Benson included:

- achieving 2009 sales and EBITDA targets for eFinancialCareers Europe & Asia;
- successfully implementing eFinancialCareers sector broadening across all country markets;
- improving local brand awareness and application traffic in new and development markets;
- exploring and implementing new revenue generating services;
- exploring opportunities to extend Dice's position in the tech vertical in new markets globally; and
- evaluating acquisition and business development opportunities in employment and work related industries.

The 2009 individual performance goals and objectives for Mr. Campbell included:

- maintaining our legal files and endeavoring to ensure compliance with applicable laws and regulations;
- monitoring spam and ensuring our compliance with privacy legislation;
- providing legal and deal-related support to sales negotiations and documentation; and
- helping support strategic expansion initiatives, including managing the legal issues surrounding the acquisition of AllHealthcareJobs.com.

Based on input received from Mr. Melland and Mr. Durney with respect to each of their direct reports, the Compensation Committee determines in its sole discretion the extent to which such individuals' goals and objectives are achieved. For 2009, the Compensation Committee did not make any adjustments to the bonus pool allocations as a result of individual performance for Messrs. Melland, Durney, Silver and Campbell and each of them was awarded a bonus equal to 100% of his basic bonus allocation (which represented 97% of his respective targeted base compensation contribution amount) based on meeting his performance goals and objectives and due to the overall management of the business in a difficult environment during 2009. For 2009, the Compensation Committee awarded Mr. Benson a bonus equal to 87% of his basic bonus pool allocation (which represented 73% of his base compensation contribution amount) due to the lower financial performance of the eFinancialCareers business unit and slower than expected progress on certain global operating goals.

Equity Incentives

We believe that equity compensation is the most effective means of creating a long-term link between the compensation provided to executives and gains realized by our stockholders, as the value of stock-based compensation is dependent upon long-term appreciation in stock price. Accordingly, we believe stock options should be a significant part of the total mix of executive compensation. Under our 2005 Omnibus Stock Plan and our 2007 Equity Award Plan, all stock options incorporate the following features:

- the term of the grant does not exceed 10 years;
- the grant price is not less than the fair market value of our Common Stock on the date of grant; and
- options typically vest over four years, with the first 25% typically vesting on the first anniversary of the vesting commencement date, and 6.25% vesting quarterly thereafter.

We continue to use stock options as a long-term incentive vehicle because:

- Stock options align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership, and focus the management team on increasing value for the stockholders.
- Stock options are performance based: all the value received by the recipient from a stock option is based on the growth of the stock price above the option price.
- Stock options help to provide a balance to the overall compensation program: while salary and cash bonuses focus on the achievement of annual performance targets, the four year vesting for stock options creates incentive for increases in stockholder value over a longer term.
- The vesting period encourages executive retention and the preservation of stockholder value.

In determining the number of options to be granted to each named executive officer, the Compensation Committee takes into account (1) the individual's position, scope of responsibility, and ability to affect company performance and stockholder value; (2) the Compensation Committee's evaluation of the named executive officer's performance in preceding fiscal years; (3) the extent to which the long-term equity award grant value is competitive with our peer group companies for long-term equity award grants for comparable positions in the Company's industry; (4) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); and (5) the value and potential value for the executive of the other elements of the Company's compensation program and the value of stock options in relation to such other elements of total compensation.

In addition, the Committee considers the following material factors that have particular relevance to long-term equity grants: (1) the Company-wide equity budget (which is the aggregate grant values of all long-term equity awards available for grant to Company employees, expressed as a percentage of the Company's market capitalization), which is taken into account in determining the relative size of awards granted to the named executive officers to ensure there is sufficient value available for grant to the other eligible employees of the

Company; and (2) the named executive officer's unrealized value from previous grants, including the number of options currently held by him or her and the level of options granted in prior years (with an emphasis on the extent to which outstanding equity grants are still unvested and thus continue to represent substantial retentive value). As with the determinations with respect to other elements of compensation, the Committee considers all relevant factors taken as a whole in setting the applicable equity grant for the fiscal year.

In February 2009, the Compensation Committee approved an option grant to key members of our management team, including Messrs. Melland, Durney, Silver, Benson and Campbell. This was part of an annual option grant and part of our overall compensation program. In October 2009, Mr. Silver received an additional option grant in connection with his promotion to Senior Vice President, North America. In determining the size of these grants for our named executive officers, the Compensation Committee took into account the material factors set forth above, in conjunction with the Frederick W. Cook & Company analysis. As part of its overall review of the Company's compensation program, the Compensation Committee set a seven year term for the stock options, consistent with the 2008 option grant.

In 2010, while we will continue to grant stock options to our named executive officers subject to similar vesting criteria as in previous years, we may grant a portion of each annual equity award in the form of shares of restricted stock to assist in retention of key executives.

Employee Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms, such as a 401(k) plan with a Company matching contribution. In addition, certain executive officers participate in a Supplemental Disability Plan.

Severance and Change-in-Control Arrangements

Each named executive officer is entitled to receive severance benefits under the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. For details on our change of control severance plan, see "*—Potential Post-Employment Payments Upon Termination or Change in Control.*" We award severance payments in the event of a termination related to a change of control to ensure that each executive is focused on our best interests, even if that means working himself or herself out of a job.

Reasonableness of Compensation

After considering all components of the compensation paid to the named executive officers in respect of 2009, we considered the total compensation reasonable because:

- Management and the Company performed well in a challenging economic environment in 2009;
- The total compensation levels for the named executive officers are comparable with those of similarly situated executives in comparable companies.

Tax and Accounting Considerations

We generally seek to maximize the deductibility for tax purposes of all elements of compensation. For example, we have consistently issued nonqualified stock options that will result in a tax deduction to us upon exercise. Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to public corporations for non-qualifying compensation in excess of $1.0 million paid to our named executive officers (other than our Chief Financial Officer) in any fiscal year. Since the date of our initial public offering in 2007, we have not been subject to the provisions of Section 162(m) because of a transitional relief exception that applies to newly public companies. The Compensation Committee reviews compensation plans in light of applicable tax provisions, including Section 162(m), and may revise compensation plans from time to time to maximize deductibility. However, the Compensation Committee may approve compensation that does not qualify for deductibility when we deem it to be in our best interests.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation paid by us or incurred on our behalf to our named executive officers during each of our last three completed fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Scot W. Melland(5)	2009	440,000		321,500	462,000	6,840	1,230,340
Chairman, President & Chief	2008	439,654		270,150	600,030	5,583	1,315,417
Executive Officer	2007	413,000	70,000	372,770	537,463	7,388	1,400,621
Michael P. Durney	2009	355,000		207,500	308,000	7,503	878,003
Senior Vice President, Finance	2008	354,077		174,000	400,020	5,583	933,680
and Chief Financial Officer	2007	306,877	30,000	203,000	177,083	7,388	724,348
Thomas Silver	2009	312,577		161,500	361,000	10,048	845,125
Senior Vice President, North	2008	299,577		122,700	220,011	5,583	647,871
America	2007	283,519		170,600	177,083	7,388	638,590
Brian P. Campbell	2009	277,000		94,500	123,200	56,516	551,216
Vice President, Business and	2008	270,395		77,500	160,008	5,583	513,486
Legal Affairs General Counsel and Secretary	2007	257,142	30,000	108,300	27,184	7,388	430,014
John P.R. Benson(6)	2009	216,346		79,285	123,200	10,148	428,979
Chief Executive Officer	2008	254,930		109,150	160,008	13,971	538,059
eFinancial Careers	2007	262,500		262,500	—	33,600	558,600

(1) Represents a special bonus for services in connection with our initial public offering completed in July 2007. The bonuses for Messrs. Melland and Durney were awarded and paid in 2008 and the bonus for Mr. Campbell was awarded and paid in 2007.

(2) Represents awards made pursuant to the Senior Bonus Plan and earned during the year indicated, although the awards were actually paid in the following year.

(3) Represents the aggregate grant date fair value of stock options granted during the year in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, Stock Compensation (disregarding any forfeiture assumptions). These amounts do not correspond to the actual value that may be realized by our named executive officers for these awards. See Note 12 to our consolidated financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock—Based Compensation*" included in our Annual Report on Form 10-K for the assumptions made in determining these values.

(4) For 2009, this amount is comprised of: (a) employer contributions to our 401(k) plan of $6,516, $6,516, $8,250, and $6,516 for Messrs. Melland, Durney, Silver and Campbell, respectively; (b) reimbursements of medical expenses pursuant to the terms of the Company's health reimbursement account plan of $324, $987, $1,798 and $50,000 for Messrs. Melland, Durney, Silver and Campbell, respectively; and (c) a contribution made by us to Mr. Benson's pension plan which represents the equivalent of National Insurance payments that would have been due and payable to him, but for his contribution of his bonus to his pension plan.

(5) Mr. Melland is also a member of our board of directors but does not receive any additional compensation for his services in this capacity.

(6) All compensation amounts for Mr. Benson have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.57, US$1.85 and US$2.00 for each £1 for 2009, 2008 and 2007, respectively.

Grants of Plan-Based Awards For Fiscal Year 2009

The following table details grants to our named executive officers during 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				
	Grant Date	Target Bonus Payments($)	Maximum Bonus Payments($)	All Other Option Awards: Number of Securities Underlying Options(2)	Exercise Price of Option Awards($)	Grant Date Fair Value of Option Awards($)(3)
Scot W. Melland	2/9/2009			300,000	$2.88	$462,000
		330,000	660,000			
Michael P. Durney	2/9/2009			200,000	$2.88	308,000
		213,000	426,000			
Thomas M. Silver	2/9/2009			130,000	$2.88	200,200
	10/2/2009			60,000	$6.09	160,800
		165,623	331,246			
Brian P. Campbell	2/9/2009			80,000	$2.88	123,200
		96,950	193,900			
John P.R. Benson	2/9/2009			80,000	$2.88	123,200
		108,173(4)	216,346(4)			

(1) For a description of the material terms of these awards, please see the "—Compensation Discussion and Analysis—Elements of Executive Compensation—Senior Bonus Plan."

(2) The options vest 25% on the first anniversary of the grant date and 6.25% vest quarterly thereafter, subject to continued employment.

(3) We estimated the fair value of option awards on the grant date using the Black-Scholes option-pricing model and in accordance with the FASB ASC Topic 718 Stock Compensation. See Note 12 to our consolidated financial statements and *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock—Based Compensation"* included in our Annual Report on Form 10-K for the assumptions made in determining these values.

(4) Converted from British Pounds to U.S. dollars at an exchange rate of US$1.57 for each £1.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each agreement contains confidentiality provisions and a representation and warranty that performance of the executive's employment obligations under the agreement will not cause him or her to breach any non-disclosure agreement by which he is bound.

Scot W. Melland

Mr. Melland's employment agreement provides that Mr. Melland will continue to serve as our President and Chief Executive Officer until his employment is terminated by us or by Mr. Melland, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Melland is entitled to receive an annual base salary set at $440,000 (as of January 2008), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 75% of his base salary, determined by the Compensation Committee and subject to the performance of both Mr. Melland and us. Mr. Melland participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Melland is entitled to four weeks of vacation per year.

Michael P. Durney

Mr. Durney's employment agreement provides that Mr. Durney will continue to serve as our Senior Vice President, Finance and Chief Financial Officer until his employment is terminated by us or by Mr. Durney, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us or to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Durney is entitled to receive an annual base salary set at $355,000 (as of January 2008), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 60% of his base salary. Mr. Durney participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Durney is entitled to four weeks of vacation per year.

Thomas M. Silver

Mr. Silver's employment agreement provides that Mr. Silver will continue to serve as our Senior Vice President, North America until his employment is terminated by us or by Mr. Silver, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Silver is entitled to receive an annual base salary set at $325,000 (as of September 2009), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 60% of his base salary. Mr. Silver participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Silver is entitled to four weeks of vacation per year.

Brian P. Campbell

Mr. Campbell's employment agreement provides that Mr. Campbell will continue to serve as our Vice President, Business and Legal Affairs and General Counsel until his employment is terminated by us or by Mr. Campbell, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Campbell is entitled to receive an annual base salary set at $277,000 (as of August 2008), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 35% of his base salary, determined by the Chief Financial Officer and the board, participation in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Campbell is entitled to four weeks of vacation per year.

John P.R. Benson

Mr. Benson has entered into an employment agreement with eFinancialCareers. Mr. Benson's employment agreement provides that Mr. Benson will serve as the Chief Executive Officer for eFinancialCareers until his employment is terminated by eFinancialCareers or by Mr. Benson, which may be at any time, with or without cause, on six months written notice. The agreement contains a covenant not to engage in any business that competes with eFinancialCareers during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees or customers during the term of his employment and for a period of nine months thereafter.

Mr. Benson is entitled to receive an annual base salary set as £137,800 (as of January 2008), which is equivalent to approximately $216,346 (as converted from British Pounds to U.S. dollars at an exchange rate of US$1.57 for each £1). Although not specified in his employment agreement, Mr. Benson is a participant in the Senior Bonus Plan, and is eligible for an annual discretionary target bonus of 50% of his base salary, determined by the Compensation Committee and subject to the performance of both Mr. Benson and us. In addition, although not specified in his employment agreement, Mr. Benson participates in our long-term incentive plan, and all employee benefit plans made available to employees of eFinancialCareers. Mr. Benson is entitled to 25 working days' paid holiday in each calendar year.

Outstanding Equity Awards at Fiscal Year-End 2009

	Option Awards			
	Number of Securities Underlying Unexercised Options			
Name	Exercisable (#)	Unexercisable (#)(1)	Option Exercise Price	Option Expiration Date
Scot W. Melland	1,833,916	—	$0.20(2)	08/31/15
	1,100,349	—	$1.98(3)	08/31/15
	219,320	99,692	$6.49(4)	01/31/17
	131,250	168,750	$6.65(5)	02/12/15(9)
	—	300,000	$2.88(7)	02/09/16(9)
Michael P. Durney	623,791	—	$0.20(2)	08/31/15
	374,274	—	$1.98(3)	08/31/15
	72,261	32,847	$6.49(4)	01/31/17
	87,500	112,500	$6.65(5)	02/12/15(9)
	—	200,000	$2.88(7)	02/09/16(9)
Thomas M. Silver	623,791	—	$0.20(2)	08/31/15
	374,274	—	$1.98(3)	08/31/15
	72,261	32,847	$6.49(4)	01/31/17
	48,125	61,875	$6.65(5)	02/12/15(9)
	—	130,000	$2.88(7)	02/09/16(9)
	—	60,000	$6.09(8)	10/02/16(9)
Brian P. Campbell	132,538	—	$0.20(2)	08/31/15
	79,522	—	$1.98(3)	08/31/15
	11,092	5,043	$6.49(4)	01/31/17
	35,000	45,000	$6.65(5)	02/12/15(9)
	—	80,000	$2.88(7)	02/09/16(9)
John P.R. Benson	217,822	72,608	$4.19(6)	11/01/16
	35,000	45,000	$6.65(5)	02/12/15(9)
	—	80,000	$2.88(7)	02/09/16(9)

(1) If Mr. Melland's employment is terminated by us without cause prior to a change of control, 25% of his then unvested stock options will become immediately vested and exercisable. If Mr. Melland's employment is terminated at any time following a change of control, all of his outstanding stock options will immediately become vested and exercisable. If Mr. Durney's employment is terminated by us without cause prior to a change of control, all of his then unvested stock options will immediately become vested and exercisable. If Mr. Silver's employment is terminated by us without cause prior to a change in control, 25% of his then unvested stock options will immediately become vested and exercisable. If Messrs. Durney, Silver or Campbell is terminated within 12 months following a change of control, all of their outstanding stock options will immediately become vested and exercisable.

(2) On March 23, 2007, the option exercise price on the then unvested options was further reduced from $1.98 to $0.20 to reflect a non-recurring dividend to our stockholders of $1.95 per share. In lieu of a dividend, each holder of vested options received a payment of $1.95 per vested option.

(3) On October 27, 2006, the option exercise price was adjusted from $2.17 (as stated in the Nonqualified Stock Option Agreement entered into by each of our named executive officers) to $1.98 to reflect a non-recurring dividend to our preferred stockholders of $0.22 per share.

(4) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, January 31, 2007, and in installments of 6.25% quarterly thereafter.

(5) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 12, 2008, and in installments of 6.25% quarterly thereafter.

(6) Under the agreement with Mr. Benson pursuant to which these options were granted, 25% of the total options granted are exercisable on the first anniversary of the vesting commencement date, November 1, 2006, and in installments of 6.25% quarterly thereafter. On March 23, 2007, the option exercise price on the then unvested options was reduced from $5.97 to $4.19 to reflect a non-recurring dividend to our stockholders of $1.95 per share.

(7) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 19, 2009, and in installments of 6.25% quarterly thereafter.

(8) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, October 2, 2009, and in installments of 6.25% quarterly thereafter.

(9) The options granted on February 12, 2008 and thereafter have a term of seven years. Prior grants had a term of ten years.

Potential Post-Employment Payments Upon Termination or Change in Control

Employment Agreements for Messrs. Melland, Durney, Silver and Campbell

The employment of each named executive officer may be terminated by us or by the executive at any time, with or without cause, subject to the provisions of his or her employment agreement. Each named executive officer is entitled to receive severance benefits pursuant to the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. A named executive officer is not eligible for benefits if his or her termination is due to death or permanent disability.

A termination for "good reason" includes any of the following company actions:

- a diminution in the executive's responsibilities, title, duties and reporting lines compared to those existing immediately prior to a change of control;
- a reduction in the executive's salary, incentive compensation and other employee benefits compared to those existing immediately prior to a change of control;
- relocation of the executive to an office more than 40 miles from the executive's principal office immediately prior to a change of control;
- breach by us of the executive's employment agreement; or
- failure of any successor to assume, in writing, all obligations under the executive's employment agreement.

A termination for "cause" includes any of the following actions by the executive: embezzlement; misappropriation of our funds; conviction of a felony; any act of fraud, deceit, or dishonesty causing us material economic harm; material breach of the executive's employment agreement; willful failure to substantially perform his or her duties; willful breach of fiduciary duty to us involving personal profit; significant violation of our policies or other contractual, statutory or common law duties to us.

A "change of control" for these purposes consists of any of the following:

- an acquisition of more than 50% of our voting securities (other than acquisitions from or by us);
- any stockholder-approved transfer or disposition of all or substantially all of our assets;
- any plan of liquidation providing for the distribution of all or substantially all of our assets;
- the consummation of a reorganization, merger or consolidation or sale or disposition of all or substantially all our assets or the acquisition of assets or stock of another corporation or other business combination, unless following such business combination (1) all or substantially all of the beneficial owners of our securities before the business combination beneficially own more than 60% of the voting securities of the resulting corporation in substantially the same proportions as their ownership before the transaction; (2) no person owns 20% or more of the voting securities of the resulting corporation except to the extent that such ownership existed before the business combination; and (3) the members of our board of directors prior to such business combination constitute at least a majority of the board of directors of the resulting corporation; or
- a change in the composition of our board over a period of 36 months or less such that a majority of the board members cease to be continuing directors.

Under each named executive officer's employment agreement, the executive may become entitled to certain "Severance Payments" upon termination of employment without cause or by the employee for good reason after a change in control. These Severance Payments are described more specifically below, but generally include a lump sum payment tied to salary and bonus level and accelerated vesting of stock options. In the event that any Severance Payments would be subject to the excise tax imposed by Section 4999 of the Code, we will "gross up", on an after-tax basis, the executive officer's compensation so as to put him in the same after-tax position he would have enjoyed had the Section 4999 excise tax not applied to the Severance Payments. These make-whole provisions include certain computational assumptions and conventions, for example: (1) any other payments or benefits received in connection with a change in ownership or control will be treated as parachute payments, and all excess parachute payments are treated as subject to the excise tax, both as defined by Section 280G of the Code, and (2) the amount of the severance payments which will be treated as subject to the excise tax will be the lesser of the total amount of the severance payments or the amount of the excess parachute payments.

Upon any termination, each named executive officer, his or her spouse and eligible dependents will be entitled to continued medical and dental benefits at active-employee rates for a period of 12 months following termination, and such benefits will not be reduced by benefits obtained from a subsequent employer.

Any named executive officer who voluntarily resigns for any reason other than good reason during the 12 month period following a change of control will not be entitled to any severance payment or acceleration of the vesting of any unvested stock options.

Employment Agreement for Mr. Benson

The employment of Mr. Benson may be terminated by eFinancialCareers or by Mr. Benson at any time, with or without cause, subject to the provisions of his employment agreement (which generally requires six months advance notice of termination). However, eFinancialCareers may terminate Mr. Benson's employment at any time if he has been unable to perform his duties by reason of ill health or injury for 30 days in any period of 52 consecutive weeks; if he becomes of unsound mind or a patient for the purpose of any mental health statute, or bankrupt; if he is convicted of a crime other than one that in the opinion of the board of directors of eFinancialCareers does not affect his position as an employee of eFinancialCareers; or if he is guilty of any serious default or misconduct in connection with or affecting the business of eFinancialCareers, commits any serious or repeated breach of his obligations under his employment, is guilty of serious neglect or negligence in the performance of his duties or behaves in a manner which is likely to bring eFinancialCareers into disrepute or which seriously impairs his ability to perform his duties.

Equity Award Provisions

According to the terms of each named executive officer's Nonqualified Stock Option Agreements, if their employment is terminated due to their death or disability or for any other reason except by us for cause, the unvested portion of their stock option will expire on the date they are terminated. The vested portion will remain exercisable until the earlier of either the expiration of the option period or 12 months after such termination in the case of termination due to death or disability, or 90 days after any other termination other than termination by us for cause.

If we terminate any named executive officer's employment for cause, both the unvested and vested portions of the stock option will terminate on the same date their employment is terminated.

Scot W. Melland

If Mr. Melland's employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and accelerated vesting of 25% of his then unvested stock options.

If Mr. Melland's employment is terminated following a change of control, either by us without cause or by him for good reason, he will be entitled to a lump sum severance payment of 117% of his then current annual salary plus his then current target bonus, and all of his outstanding stock options will immediately become vested and exercisable.

Mr. Melland will be entitled to an additional lump sum payment equal to 50% of his then current annual salary if, within 60 days after any termination, he enters into a written separation agreement containing a covenant not to engage in any business that competes with us, solicit our employees, or disparage us for a period of 18 months following such termination. Mr. Melland will also be entitled to this lump sum payment if we do not negotiate such a separation agreement with him within 60 days following his termination.

In accordance with the terms of the Nonqualified Stock Option Agreements entered into by Mr. Melland, the stock options granted to him will immediately become fully vested and exercisable on the date of any change of control and will remain exercisable until expiration of the relevant option periods.

Michael P. Durney

If Mr. Durney's employment is terminated by us without cause prior to a change of control, we will provide him with a severance payment in an amount equal to his then current annual salary, provided he executes and delivers a release form prepared by us. In the event of such termination, all of Mr. Durney's outstanding options will immediately become vested and exercisable.

If Mr. Durney's employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus (or, if higher, the amount of bonus attributable to a calendar year's service paid to the executive immediately prior to the change of control), and all outstanding stock options will immediately become vested and exercisable.

Thomas M. Silver

If Mr. Silver's employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times his then current annual base salary, and accelerated vesting of 25% of his then unvested stock options.

If Mr. Silver's employment is terminated either by us without cause or by him for good reason following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and all outstanding stock options will immediately become vested and exercisable.

Brian P. Campbell

If Mr. Campbell's employment is terminated by us without cause before a change of control, he will be entitled to a lump sum severance payment of 75% of his then current annual salary.

If Mr. Campbell's employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to receive a lump sum severance payment equal to one times his then current annual salary plus the amount of his most recently paid regular annual bonus, excluding special bonuses (or, if higher, the amount of bonus attributable to a calendar year's service paid to him immediately prior to the change of control), and all outstanding stock options will immediately become vested and exercisable.

John P.R. Benson

If Mr. Benson's employment is terminated by us because Mr. Benson is unable to perform his duties as a result of ill health or injury, he will be entitled, for so long as his employment continues, to his salary during any period of incapacity of not more than 30 days in any period of 52 consecutive weeks. With the exception of the six months advance written notice of termination of employment (other than for cause), Mr. Benson is not entitled to any severance payments upon the termination of his employment by us or to any acceleration of the vesting of his outstanding stock options.

Termination Payments

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause on December 31, 2009 and there was no change of control.

Name	Benefit	Amount Payable for Termination Without Cause
Scot W. Melland	Cash Severance	$761,500
	Medical and Dental Benefits	12,719
	*Option Accleration Value	272,527
	Entry into a Separation Agreement with us	220,000
Michael P. Durney	Cash Severance	355,000
	Medical and Dental Benefits	5,834
	*Option Accleration Value	724,721
Thomas M. Silver	Cash Severance	325,000
	Medical and Dental Benefits	13,113
	*Option Accleration Value	125,121
Brian P. Campbell	Cash Severance	207,750
	Medical and Dental Benefits	13,113
John P.R. Benson	Cash Severance(1)	108,173
	Medical and Dental Benefits	1,918

* Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock as of December 31, 2009 less the exercise price as determined under the applicable equity plan) at the assumed payment date, which is December 31, 2009. Under the 2005 Omnibus Stock Plan, the exercise price is equal to the average of the highest and lowest sale prices of the stock on the date prior to the date of determination. Under the 2007 Equity Award Plan, the exercise price is equal to the closing price of the stock on the date of determination.

(1) Cash severance amounts for Mr. Benson represent the cash equivalent of approximately six months advance notice of termination of employment. All amounts for Mr. Benson have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.57 for each £1.

Change of Control Termination

The following table sets forth the payments each of our named executive officers would have received if, following a change of control, their employment had been terminated by us without cause, or by them (other than Mr. Benson) for good reason on December 31, 2009.

Name	Benefit	Amount Payable for Termination Without Cause or for Good Reason
Scot W. Melland	Cash Severance	$ 890,955
	Medical and Dental Benefits	12,719
	*Option Accleration Value	1,090,107
	Entry into a Separation Agreement with us	220,000
Michael P. Durney	Cash Severance	562,500
	Medical and Dental Benefits	5,834
	*Option Accleration Value	724,721
Thomas M. Silver	Cash Severance	486,500
	Medical and Dental Benefits	13,113
	*Option Accleration Value	500,483
Brian P. Campbell	Cash Severance	371,500
	Medical and Dental Benefits	13,113
	*Option Accleration Value	289,403
John P.R. Benson	Cash Severance(1)	108,173
	Medical and Dental Benefits	1,918

* Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock as of December 31, 2009 less the exercise price as determined under the applicable equity plan) at the assumed payment date, which is December 31, 2009. Under the 2005 Omnibus Stock Plan, the exercise price is equal to the average of the highest and lowest sale prices of the stock on the date prior to the date of determination. Under the 2007 Equity Award Plan, the exercise price is equal to the closing price of the stock on the date of determination.

(1) Cash severance amounts for Mr. Benson represent the cash equivalent of approximately six months advance notice of termination of employment. All amounts for Mr. Benson have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.57 for each £1.

Board Compensation

Under the Company's Corporate Governance Guidelines, non-employee director compensation is determined by the Compensation Committee in accordance with the policies and principles set forth in its charter. Directors who are also employees of the Company receive no additional compensation for service as a director.

The Company paid its independent directors a $20,000 annual fee for their services during 2009.

Mr. Wyman receives an additional $7,500 per year as chairman of our Compensation Committee and member of our Audit Committee.

Mr. Barter receives an additional $15,000 per year as chairman of our Audit Committee.

Restricted stock awards of 15,000 shares each were issued to Messrs. Barter, Gordon and Wyman in May 2009 for their service on the board. The restriction is lifted one year after issuance of the stock if they are still serving on the board. We estimated the fair value of the award on the grant date using the value of the Company's stock on the date of the grant.

Director Compensation Table for Fiscal 2009

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Total ($)
Scot W. Melland(2)	$ —	$ —	$—	$ —
John Barter	35,000	62,250	—	97,250
H. Raymond Bingham(3)	—	—	—	—
Peter R. Ezersky(3)	—	—	—	—
David S. Gordon	20,000	62,250	—	82,250
David C. Hodgson(3)	—	—	—	—
Anton J. Levy(3)	—	—	—	—
Jeffrey S. Nordhaus(3)	—	—	—	—
Amanda B. Siegel(3)	—	—	—	—
William W. Wyman	27,500	62,250	—	89,750

(1) Represents the aggregate grant date fair value of restricted stock granted during the year in accordance with the FASB ASC Topic 718, Stock Compensation. See Note 12 to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Stock and Stock-Based Compensation" in our Annual Report on Form 10-K for the assumption made in determining these values. On December 31, 2009, each of Messrs. Barter, Gordon and Wyman had 15,000 shares of restricted stock outstanding. On December 31, 2009, Mr. Wyman held options to purchase 117,094 shares of common stock at an exercise price of $4.19, of which 87,820 options were vested. On December 31, 2009, Mr. Barter held options to purchase 117,094 shares of common stock at an exercise price of $7.11, of which 73,183 options were vested. On December 31, 2009, Mr. Gordon held options to purchase 70,000 shares of common stock at an exercise price of $8.09, of which 26,250 options were vested. No other non-employee director had any shares of restricted stock outstanding and no other non-employee director had any outstanding stock options.

(2) Mr. Melland is also an executive officer of the Company. He does not receive any additional compensation for his services as a board member.

(3) None of Messrs. Bingham, Ezersky, Hodgson, Levy, Nordhaus or Ms. Siegel receives or have received any compensation for their service as members of our board of directors.

Compensation Risks

The Compensation Committee has reviewed the Company's compensation policies and practices for all employees, including our executive officers, as they relate to risk management practices and risk-taking incentives and has determined that there are no risks arising from these policies and practices that are reasonably likely to have a material adverse effect on the Company. Frederick W. Cook & Company also concurs in this conclusion. The Compensation Committee considers that our compensation programs incorporate several features which promote the creation of long-term value and reduce the likelihood of excessive risk-taking by our employees. These features include: (i) a balanced mix of cash and equity, annual and longer-term incentives, and types of performance metrics, (ii) the ability of the Compensation Committee to exercise negative discretion over all incentive program payouts, (iii) performance targets for incentive compensation that include both objective Company performance targets (such as revenue and Adjusted EBITDA targets) and individual performance goals, (iv) time-based vesting of stock option awards that encourages long-term retention, (v) a bonus pool for the majority of non-executive employees that is capped at an amount equal to a small percentage of each employee's annual base salary, and (vi) internal controls on commissions paid to employees in the sales division.

It is also our policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity based incentive compensation paid to executive officers and certain other officers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The table below sets forth, as of January 31, 2010, information with respect to the beneficial ownership of our Common Stock by:

- each of our directors and each of the executive officers named in the Summary Compensation Table under "Executive Compensation";
- each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and
- all of our directors and executive officers as a group.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of the regulations of the Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Shares of Common Stock Beneficially Owned	
Name and Address of Beneficial Owners	**Number of Shares**	**Percentage of Class**
5% Stockholders		
General Atlantic Partners 79, L.P.(1)(2)	14,554,051	23.3%
General Atlantic Partners 84, L.P.(1)(2)	1,382,349	2.2%
GAP Coinvestments CDA, L.P.(1)(2)	3,024	*
GapStar, LLC(1)(2)	393,517	*
GAP- W, Holdings, L.P.(1)(2)	4,716,470	7.6%
GAP Coinvestments III, LLC(1)(2)	1,230,077	2.0%
GAP Coinvestments IV, LLC(1)(2)	285,160	*
GAPCO GmbH& Co., KG(1)(2)	35,662	*
Quadrangle Capital Partners II LP(2)(3)	19,722,658	31.6%
Quadrangle Select Partners II LP(2)(3)	527,611	*
Quadrangle Capital Partners II-A LP(2)(3)	2,350,031	3.8%
Quadrangle GP Investors II LP(2)(3)	42,755	*
Directors and Executive Officers		
Scot W. Melland(2)(4)(5)	3,559,708	5.4%
Michael P. Durney(2)(4)(6)	1,347,833	2.1%
Thomas M. Silver(2)(4)(7)	1,174,929	1.8%
Brian P. Campbell(2)(4)(9)	295,672	*
John P.R. Benson(4)(8)	1,006,836	1.6%
John W. Barter(4)(10)	103,501	*
H. Raymond Bingham(1)(11)	22,600,310	36.2%
Peter R. Ezersky(12)	22,643,055	36.2%
David S. Gordon(4)(13)	305,855	*
David C. Hodgson(1)(11)	22,600,310	36.2%
Amanda B. Siegel(12)	22,643,055	36.2%
William W. Wyman(4)(14)	118,138	*
All current directors and executive officers as a group (14 persons)(15)	53,578,455	77.2%

* Less than 1%

(1) General Atlantic LLC ("General Atlantic") is the general partner of each of General Atlantic GenPar, L.P. ("GA GenPar"), General Atlantic Partners 79, L.P. ("GAP 79"), and GAP Coinvestments CDA, L.P. ("CDA"). GA GenPar is the general partner of General Atlantic Partners 84, L.P. and GAP-W Holdings, L.P. ("GAP-W"). The officers of GapStar, LLC ("GapStar") and managing members of GAP Coinvestments III, LLC ("GAPCO III") and GAP Coinvestments IV, LLC ("GAPCO IV") are managing directors of General Atlantic. GAPCO Management GmbH ("GmbH Management") is the general partner of GAPCO GmbH & Co. KG ("KG" and, together with GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV and GmbH Management, the "General Atlantic entities"). There are 25 managing directors of GA (the "GA Managing Directors"). General Atlantic, GA GenPar, GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV, GmbH Management and KG and are a "group," as defined in Rule 13d-5 of the rules and regulations promulgated under the Securities Exchange Act of 1934 (as amended (the "Exchange Act"), and may be deemed to own beneficially any aggregate of 22,600,310 shares of the Common Stock, which represents approximately 36.2% of the outstanding shares of Common Stock. David C. Hodgson is a GA Managing Director. Mr. Hodgson disclaims beneficial ownership of such shares beneficially owned by the General Atlantic entities except to the extent of his pecuniary interest therein. H. Raymond Bingham is a GA Advisory Director. Mr. Bingham disclaims beneficial ownership of such shares beneficially owned by the General Atlantic entities except to the extent of his pecuniary interest therein. The mailing address for the General Atlantic entities (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.

(2) Given the terms of the Institutional Shareholder Agreement, the General Atlantic Stockholders, the Quadrangle Stockholders and the Management Stockholders may be deemed to constitute a "group" that, as of the date set forth above, collectively beneficially owns approximately 52,416,459 shares of Common Stock, or 76% of the Company's total number of shares of Common Stock outstanding for purposes of Section 13(d)(3) of the Exchange Act. Each of the General Atlantic Stockholders, the Quadrangle Stockholders and the Management Stockholders disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other parties to the Institutional Shareholder Agreement. For additional information with respect to the Institutional Shareholder Agreement, see *"Directors and Corporate Governance-Certain Relationships and Related Party Transactions-Stockholders Agreement."*

(3) QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the "Quadrangle Stockholders" and, together with Quadrangle GP Investors II LP, the "Quadrangle Entities"). QCP GP Investors II LLC disclaims beneficial ownership of the shares of common stock that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The managing members of QCP GP Investors II LLC make voting and investment decisions with respect to the securities held by the Quadrangle Entities. There are four managing members of QCP GP Investors II LLC. Peter R. Ezersky is a managing member of QCP GP Investors II LLC and a member of our board of directors. Mr. Ezersky disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. Amanda B. Siegel is a Principal of Quadrangle Group LLC, which is an affiliate of QCP GP Investors II LLC and a member of our board of directors. Ms. Siegel disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. In addition, the other managing members of QCP GP Investors II LLC are Michael Huber, Edward Sippel and Joshua Steiner. Each of these individuals disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates.

(4) Such person's business address is c/o Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, NY 10018.

(5) This amount includes options to purchase 3,398,524 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(6) This amount includes options to purchase 1,226,896 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(7) This amount includes options to purchase 1,164,396 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(8) This amount includes 85,285 shares held by John Benson and Denton & Co Trustees Limited, Mr. Benson's pension plan. This amount also includes 68,228 shares held by Mr. Benson's wife, which Mr. Benson may be deemed to indirectly beneficially own, and options to purchase 295,974 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(9) This amount includes options to purchase 284,161 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(10) This amount includes options to purchase 80,501 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(11) Such person's business address is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830.

(12) Mr. Ezersky is a managing member of QCP GP Investors II LLC, which is the general partner of Quadrangle GP Investors II LP. Ms. Siegel is a Principal of Quadrangle Group LLC, which is an affiliate of QCP GP Investors II LLC, which is the general partner of Quadrangle GP Investors II LP. Quadrangle GP Investors II LP is the general partner of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP, and Mr. Ezersky and Ms. Siegel may therefore be deemed to share beneficial ownership of 22,643,055 shares of Common Stock owned by the Quadrangle Entities. Mr. Ezersky and Ms. Siegel each expressly disclaims beneficial ownership of the shares owned by the Quadrangle Entities or any of their affiliates. Mr. Ezersky and Ms. Siegel's business address is c/o Quadrangle Group LLC, 375 Park Avenue, New York, NY 10152.

(13) This amount includes options to purchase 35,000 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(14) This amount includes options to purchase 95,138 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days.

(15) This amount includes (a) options to purchase 6,980,158 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days, (b) 22,600,310 shares owned by the General Atlantic Stockholders, which may be deemed to be beneficially owned by Messrs. Hodgson and Bingham and (c) 22,643,055 shares owned by the Quadrangle Stockholders, which may be deemed to be beneficially owned by Mr. Ezersky and Ms. Siegel. See also footnotes (1), (2), (3) and (10) above.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the Commission and written representations that no other reports were required, we believe that all of our directors, executive officers and beneficial owners of more than 10% of our Common Stock complied during fiscal 2009 with the reporting requirements of Section 16(a) of the Exchange Act, except for a grant of stock options to Thomas Silver that was inadvertently reported late.

ITEMS TO BE VOTED ON

Proposal 1: Election of Directors

The current term of office of the Company's Class III Directors expires at the 2010 Annual Meeting. The Board proposes that the following nominees, all of whom are currently serving as directors, be re-elected for a new term of three years or until their successors are duly elected and qualified. Each of the nominees has consented to serve if elected. If any of them becomes unavailable to serve as a director before the Annual Meeting, the board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the board. See "*Directors and Corporate Governance—Board Structure—Composition of our Board of Directors*," for a full biography of each nominee.

John W. Barter
Scot W. Melland
William W. Wyman

Directors are elected by a plurality of the votes cast at the Annual Meeting by the holders of shares present in person or represented by proxy at the meeting and entitled to vote in the election. Our Principal Stockholders control approximately 72% of the vote for the election of the Class III Directors. As a result of its shareholdings, the Principal Stockholders have the ability to cause the election of all Class III Directors. The Company expects the Principal Stockholders will vote **FOR** the approval of the nominees for the Class III Directors ensuring the election of the entire slate of Class III Directors nominated by the board.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE PERSONS NOMINATED BY THE BOARD.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. Services provided to the Company and its subsidiaries by Deloitte & Touche LLP in fiscal 2009 are described below under "*—Principal Accounting Fees and Services.*"

Deloitte & Touche LLP, an independent registered public accounting firm, has served as the Company's auditors since the Company's incorporation in 2005. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders.

Stockholder approval is not required for the selection of Deloitte & Touche LLP since the Audit Committee has the responsibility for the selection of auditors. However, the selection is being submitted for approval at the Annual Meeting. In the event the stockholders do not ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal 2010, the selection will be reconsidered by the Audit Committee and the board. Even if the selection of Deloitte & Touche LLP is ratified by our stockholders, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

The affirmative vote of a majority in voting power of shares of Common Stock present in person or represented by proxy and entitled to vote is needed to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm. Our Principal Stockholders control approximately 72% of the vote for the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm. As a result of its shareholdings, the Principal Stockholders have the ability to cause the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. The Company expects the Principal Stockholders will vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2010.

THE BOARD RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010.

Policy for Approval of Audit and Permitted Non-Audit Services

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to the Company by its independent registered public accounting firm. Under the policy, the Audit Committee has generally pre-approved the provision by the Company's independent registered public accounting firm of specific audit, audit related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence.

Principal Accounting Fees and Services

The firm of Deloitte & Touche LLP and the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") conducted the 2009 and 2008 audits of the Company's financial statements. Fees billed by the Deloitte Entities to the Company for services provided during the 2009 and 2008 fiscal years were as follows:

	Fiscal 2009	Fiscal 2008
Audit fees(1)	$495,395	$581,683
Audit-related fees(2)	—	—
Tax fees(3)	100,207	158,626
Total fees for services provided	$595,602	$740,309

(1) Audit fees are fees billed by the Deloitte Entities for professional services for the audit of the Company's annual financial statements and the audit of internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in the Company's quarterly reports on Form 10-Q and for services that are normally provided by the Deloitte Entities in connection with statutory and regulatory filings or engagements.

(2) Audit related fees are fees billed by the Deloitte Entities for assurance and related services that are related to the performance of the audit or review of the Company's financial statements and are not reported as audit fees in (1) above.

(3) Tax fees are fees billed by the Deloitte Entities for tax consulting and compliance services and tax related acquisition and tax due diligence services.

Other Matters

As of the mailing date of this proxy statement, the board of directors is not aware of any matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly be presented at the Annual Meeting. However, if any other matter is properly presented at the Annual Meeting, the proxy holders will vote as recommended by the board or, if no recommendation is given, in their own discretion.

OTHER PROCEDURAL MATTERS

Electronic Delivery of Proxy Materials and Annual Report

This proxy statement and the Company's Annual Report on Form 10-K are available on the Investor Relations section of the Company's website at www.investor.diceholdingsinc.com. You can save the Company the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources by consenting to access these documents over the Internet. If you consent, you will receive notice next year when these documents are available with instructions on how to view them and submit voting instructions. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic access of materials. Your consent to electronic access will remain in effect until you revoke it. If you choose electronic access, you may incur costs, such as telephone and Internet access charges, for which you will be responsible.

Reduce Duplicate Mailings—Householding

In accordance with notices to many stockholders who hold their shares through a bank, broker or other holder of record (a "street name stockholder") and share a single address, only one annual report and proxy statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, know as "householding," is intended to reduce the Company's printing and postage costs. However, any such street name stockholder residing at the same address who wishes to receive a separate copy of this proxy statement or accompanying annual report may request a copy by contacting the bank, broker or other holder of record or the Company at: Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York 10018 Attention: Investor Relations, or by calling Investor Relations at (212) 448-4181.

Proxy Solicitation Costs

The proxies being solicited under this proxy statement are being solicited by the board of directors of the Company. All expenses of this solicitation will be borne by the Company.

Directors, officers and other employees of the Company may, but without compensation other than their regular compensation and reimbursement of reasonable out-of-pocket expenses, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile or electronic means. We will, upon request, reimburse brokers, fiduciaries, custodians and other nominees for their reasonable expenses in forwarding solicitation material to the beneficial owners of our Common Stock held in their names.

Stockholder Communications

Stockholders and interested parties may contact any of the Company's directors, including the Chairman, the non-management directors as a group, the chairs of any committee of the board of directors or any committee of the board of directors by writing them as follows:

[Name(s)/Title(s)]
c/o Corporate Secretary
Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, NY 10018

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with procedures established by the Audit Committee with respect to such matters.

Stockholder Proposals for Inclusion in 2011 Proxy Statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company's Corporate Secretary at its principal executive office in a timely manner. In order to be included in the Company's proxy statement for the 2011 Annual Meeting, stockholder proposals must be received by the Company no later than the close of business on November 13, 2010, and must otherwise comply with the requirements of Rule 14a-8.

Director Nominations and Other Stockholder Proposals for Presentation at the 2011 Annual Meeting

In addition, the Company's by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in the Company's proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary of the date of the prior year's annual meeting of stockholders and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at the Company's 2011 Annual Meeting, such a proposal must be received by the Company on or after December 24, 2010, but no later than January 23, 2011.

Any stockholder business may be excluded if the exclusion is permitted by the applicable regulations of the Commission. If a stockholder who has notified the Company of his, her or its intention to present a proposal at the annual meeting does not appear at such annual meeting, the Company need not present the proposal for a vote at such meeting.

The form of proxy and the proxy statement have been approved by the board of directors and are being mailed and delivered to the Company's stockholders by its authority. This proxy statement is being mailed on or about March 17, 2010.



Scot W. Melland
Chairman, President and
Chief Executive Officer

March 17, 2010

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